Exhibit 99.5

coffey mining
SPECIALISTS FROM BOARDROOM TO MINE FACE

Esaase Gold Project, Ghana

43-101 Technical Report

Prepared by Coffey Mining Pty Ltd on behalf of:

Keegan Resources Incorporated

Effective Date: 22 September 2011

Qualified Person: Harry Warries - MSc (Mining), (FAusIMM)
Brian Wolfe- B Sc Hons (Geol), (MAIG)
Christopher Waller – B App Sc (Applied Chemistry), MAusIMM (CP)

Coffey Mining Pty Ltd
Table of Contents

1	Summary		1
	1.1	Introduction	1
	1.2	Location	1
	1.3	Ownership	1
	1.4	Geology	1
	1.5	Mineralisation	1
	1.6	Project Status	2
	1.7	Resources	2
	1.8	September 2011 Prefeasibility Study	3
	1.9	Mineral Reserves	4
	1.10	Conclusions	4
	1.11	Recommendations	4

2	Introduction		5
	2.1	Scope of the Report	5
	2.2	Site Visit	5
	2.3	Principal Sources of Information	6
	2.4	Participants	6
	2.5	Independence	7
	2.6	Abbreviations	7

3	Reliance on Other Experts		9

4	Property Description and Location		10
	4.1	Background Information on Ghana	10
	4.2	Project Location	12
	4.3	Land Area	12
	4.4	Mining Claim Description, Agreements and Encumbrances	13
	4.5	Environmental Liabilities	16
	4.6	Permitting	16

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography		17
	5.1	Access	17
	5.2	Physiography and Climate	17
	5.3	Local Resources and Infrastructure	17

6	History		18
	6.1	Ownership and Exploration History	18
	6.2	Resource and Reserve History	18

7	Geological Setting and Mineralisation		19
	7.1	Regional Geology	19
	7.2	Project Geology	20
	7.3	Mineralisation	24

8	Deposit Types		26

9	Exploration		27
	9.1	Soil Sampling Program	27
	9.2	Geophysical Programs	27

Esaase Gold Project, Ghana - MINEWPER00680AH
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10	Drilling			31
	10.1	Introduction		31
	10.2	Drilling Procedures		31
		10.2.1	Accuracy of Drillhole Collar Locations	31
		10.2.2	Downhole Surveying Procedures	31
		10.2.3	Reverse Circulation Drilling Procedures	32
		10.2.4	Diamond Drilling Procedures	32
	10.3	RC and Core Sampling Procedures		32
	10.4	Summary Results		32
	10.5	Drilling Orientation		34
	10.6	Accuracy and reliability of results		34
	10.7	Topographical Control		34

11	Sample Preparation, Analyses and Security			35
	11.1	RC Sampling and Logging		35
	11.2	Diamond Core Sampling and Logging		35
	11.3	Sample Recovery		36
	11.4	Sample Quality		36
	11.5	Sample Security		36
	11.7	Sample Preparation and Analytical Procedure		37
		11.7.1	Transworld Tarkwa	37
		11.7.2	SGS Tarkwa	37
		11.7.3	ALS Kumasi	37
	11.8	Quality Control Procedures		38
		11.8.1	Keegan	38
		11.8.2	SGS Tarkwa	38
		11.8.3	Transworld Tarkwa	39
		11.8.4	ALS Kumasi	39
	11.9	Quality Control Analysis		39
		11.9.1	Transworld Laboratory, Tarkwa	40
		11.9.2	SGS Laboratory, Tarkwa	43
		11.9.3	ALS Laboratory, Kumasi	43
		11.9.4	Keegan QAQC	47
	11.10	Bulk Density Determinations		48
	11.11	Adequacy of Procedures		49
	11.12	QAQC Conclusions		49

12	Data Verification			50

13	Mineral Processing and Metallurgical Testing			51
	13.1	Metallurgical Testing		51
		13.1.1	Testwork History	51
		13.1.2	Mineralogy	51
		13.1.3	Metallurgical Testwork	52
		13.1.4	Process Flowsheet	61

14	Mineral Resource Estimates			63
	14.1	Database Validation		65
	14.2	Geological Interpretation and Modelling		65
		14.2.1	Mineralisation Interpretation	66
		14.2.2	Weathering Interpretation	66
	14.3	Compositing		68

Esaase Gold Project, Ghana - MINEWPER00680AH
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	14.4	Statistical Analysis		68
	14.5	High Grade Outlier Analysis		76
	14.6	Variography		77
		14.6.1	Introduction	77
		14.6.2	Esaase Gold Deposit Variography	77
		14.6.3	Zone 100	78
		14.6.4	Zone 200	78
		14.6.5	Zones 300 to 500	82
	14.7	Block Modelling		84
		14.7.1	Introduction	84
		14.7.2	Block Construction Parameters	84
	14.8	Grade Estimation		85
		14.8.1	Introduction	85
		14.8.2	The Multiple Indicator Kriging Method	85
	14.9	Estimation Parameters		88
		14.9.1	Multiple Indicator Kriging Parameters	88
		14.9.2	Ordinary Kriging Parameters	88
		14.9.3	Estimate Validation	88
	14.10	Change of Support		90
	14.11	Resource Classification		90
	14.12	Resource Reporting		92
	14.13	Discussion		93

15	Mineral Reserve Estimates			94
	15.1	Introduction		94
	15.2	CIM Definition of Mineral Reserves		94
	15.3	Economic Criteria		95
	15.4	Mineral Reserve Summary		96
	15.5	Discussion		97

16	Mining Methods			99
	16.1	Introduction		99
	16.2	Geotechnical Review		99
		16.2.1	Pit Slope Assessment	99
		16.2.2	Excavation Characteristics	101
	16.3	Hydrological and Hydrogeological Review		101
	16.4	Proposed Mining Operations		103
		16.4.1	Introduction	103
		16.4.2	Open Pit Work Roster	103
		16.4.3	Bench Height	103
		16.4.4	Drill and Blast	104
		16.4.5	Load and Haul	104
		16.4.6	Stockpiling and Reclaiming	105
		16.4.7	Pit Dewatering and Drainage	105
		16.4.8	Grade Control	105
	16.5	Pit Optimisation		106
		16.5.1	Introduction	106
		16.5.2	Whittle Four X Optimisation Methodology	106
		16.5.3	Pit Optimisation Input Parameters	106
		16.5.4	Mining Dilution and Recovery	106
		16.5.5	Revenue Parameters	107

Esaase Gold Project, Ghana - MINEWPER00680AH
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		16.5.6	Overall Pit Slopes	107
		16.5.7	Input Summary	107
		16.5.8	Pit Optimisation Results	108
		16.5.9	Sensitivity Analysis	108
	16.6	Mine Design		110
		16.6.1	Introduction	110
		16.6.2	Pit Design Parameters	110
	16.7	Pit Staging		111
		16.7.1	Introduction	111
		16.7.2	Pit Staging Description	111
		16.7.3	Pit Optimisation versus Final Design	113
	16.8	Waste Dump Design		113
		16.8.1	Introduction	113
		16.8.2	Environmental	114
		16.8.3	Waste Dump Designs	114
	16.9	Site Layout		115
	16.10	Mine Production Scheduling		116
		16.10.1	Scheduling Constraints	116
		16.10.2	Pit Staging	116
		16.10.3	Mine Schedule	117
	16.11	Equipment Selection		121
		16.11.1	Mining Fleet Selection	121
		16.11.2	Drills	122
		16.11.3	Excavators	122
		16.11.4	Trucks	123
		16.11.5	Ancillary Equipment	124
		16.11.6	Mining Fleet Summary	125

17	Recovery Methods			126
	17.1	Introduction		126
	17.2	Process Flowsheet		126
	17.3	Process Plant Operating Schedule		128
	17.4	Process Description and Equipment Selection		128
		17.4.1	Primary Ore Crushing and Stockpile	128
		17.4.2	Grinding and Classification	129
		17.4.3	Gravity Concentration	130
		17.4.4	Rougher Spiral Circuit	130
		17.4.5	Concentrate Regrind	131
		17.4.6	Pre-Leach Thickener	131
		17.4.7	Carbon in Leach (CIL)	131
		17.4.8	Carbon Elution and Gold Recovery	132
		17.4.9	Cyanide Detoxification	133
	17.5	Process Materials		133
		17.5.1	Reagents	133
		17.5.2	Other	135
	17.6	Services and Water		136
		17.6.1	Raw Water	136
		17.6.2	Fire Water	136
		17.6.3	Potable Water	136
		17.6.4	Treated Water	136
		17.6.5	Cooling Water	137
		17.6.6	Process Water	137

Esaase Gold Project, Ghana - MINEWPER00680AH
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		17.6.7	Mill Area Event Pond	137
		17.6.8	Cyanide Event Pond	137
		17.6.9	Plant and Instrument Air	137
		17.6.10	Sewage	137

18	Project Infrastructure			138
	18.1	Introduction		138
	18.2	Project Logistics		138
	18.3	Roads		140
		18.3.1	General	140
		18.3.2	Access Strategy	140
		18.3.3	Local Public Roads	140
		18.3.4	Project Site Roads	141
	18.4	Earthworks		141
		18.4.1	Bulk Earthworks	141
		18.4.2	Topsoil Removal, Stockpiling and Respreading	141
	18.5	Site Buildings and Facilities		142
		18.5.1	Administration	142
		18.5.2	Process Plant	142
		18.5.3	Mine Services Area	143
		18.5.4	Miscellaneous Facilities	143
	18.6	Power Supply and Distribution		143
		18.6.1	Construction Power	143
		18.6.2	Permanent Power	143
		18.6.3	Power Distribution	144
	18.7	Water Supply		144
		18.7.1	Site Water Management	144
		18.7.2	Potable Water	145
	18.8	Tailings Storage Facility		146
		18.8.1	Design Criteria	146
		18.8.2	Location Options	146
		18.8.3	Location Selection	149
		18.8.4	Tailings Testwork	150
	18.9	Accommodation		152
		18.9.1	Existing Accommodation	152
		18.9.2	Construction Accommodation	152
		18.9.3	Accommodation for Operations	153
	18.10	Communications		153
		18.10.1	On Site	153
		18.10.2	Off Site	153

19	Market Studies and Contracts			154

20	Environmental Studies, Permitting and Social or Community Impact			155
	20.1	Introduction		155
	20.2	Ghanaian Legislation and Guidelines		155
		20.2.1	Environmental and Social	155
		20.2.2	Minerals and Mining	156
		20.2.3	Compensation	157
		20.2.4	Health, Safety and Labour	158
	20.3	International Guidelines		158
		20.3.1	Equator Principles	158
		20.3.2	International Finance Corporation Guidelines	159

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		20.3.3	World Health Organisation Guidelines	160
		20.3.4	International Cyanide Management Code	160
	20.4	Project Permitting Process		161
		20.4.1	Environmental Permit	161
		20.4.2	Mining Lease	161
		20.4.3	Permitting Schedule	162
	20.5	Biophysical Surveys		162
		20.5.1	Meteorology	162
		20.5.2	Hydrology	162
		20.5.3	Hydrogeology	165
		20.5.4	Water Quality	165
		20.5.5	Characterisation of Mined Materials	166
		20.5.6	Tailings Supernatant Characterisation	166
		20.5.7	Other Biophysical Baseline Surveys	166
	20.6	Socio-economic Surveys		168
		20.6.1	Traditional Ownership of Land	168
		20.6.2	Population	168
		20.6.3	Cultural Heritage and Archaeology	169
		20.6.4	Other Socio-economic Surveys	169
	20.7	Environmental and Social Management System		169
		20.7.1	Planning and Management	169
		20.7.2	Stakeholder Engagement	170
	20.8	Land Access		170
	20.9	Community Development		171
		20.9.1	Keegan Community Development Committee (KCDC)	171
		20.9.2	Community Development Opportunities	171
	20.10	Rehabilitation and Closure		172

21	Capital and Operating Costs			173
	21.1	Capital Costs		173
		21.1.1	Project Capital Cost Summary	173
		21.1.2	Estimate Currency and Base Date	173
		21.1.3	Initial Capital Cost Estimate by Area	174
		21.1.4	Deferred and Sustaining Capital Cost	175
		21.1.5	Mine Closure Cost	175
		21.1.6	Contingency	175
	21.2	Operating Costs		176
		21.2.1	Introduction	176
		21.2.2	Project Operating Cost Summary	176
		21.2.3	Mining Costs	176
		21.2.4	Process and Administration Costs	177
		21.2.5	Organisational Structure	178

22	Economic Analysis			180
	22.1	Introduction		180
	22.2	Project Cashflow Summary		181
	22.3	Project Financial Measures Summary		181
	22.4	Royalty, Tax and Depreciation		182
		22.4.1	Royalty	182
		22.4.2	Tax	182
		22.4.3	Depreciation	182
	22.5	Annual Cashflow Summary		182

Esaase Gold Project, Ghana - MINEWPER00680AH
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	22.6	Sensitivity Analysis		182
		22.6.1	Spider Diagrams	182
		22.6.2	Tornado Diagrams	185
		22.6.3	Gold Price	188

23	Adjacent Properties			189

24	Other Relevant Data and Information			190

25	Interpretation and Conclusions			191
	25.1	Summary		191
	25.2	Risk and Opportunities		191
		25.2.1	Introduction	191
		25.2.2	Project Risks	191
		25.2.3	Project Opportunities	191
	25.3	Project Implementation		191

26	Recommendations			194
	26.3	EIS and Project Permitting		195
	26.4	Preparation for Project Implementation		195

27	References			197

28	Date and Signature Page			198

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List of Tables

Table 1.7_1 - Summarised Resource Statement	3

Table 2.6_1 - List of Abbreviations	8

Table 10.1_1 - Summary Drilling Statistics	31

Table 10.4_1 - Drilling and Sampling Statistics	32

Table 11.9.1_1 - TWL Laboratory Standards	42

Table 11.9.1_2 - Blind Standards - TWL	42

Table 11.9.2_1 - SGS Laboratory Standards	44

Table 11.9.2_1 - Blind Standards - SGS	44

Table 11.2.3_1 - ALS Laboratory Standards	45

Table 11.9.3_1 - Blind Standards - ALS	46

Table 13.1.3_1 - Summary Comminution Testwork	55

Table 13.1.4_1 - Summary Process Design Criteria	62

Table 14_1 - Summary Resource Statement (December 2007)	63

Table 14_2 - Summary Resource Statement (April 2009)	64

Table 14_3 - Summary Resource Statement (April 2009)	64

Table 14.4_1 - RC vs Drillcore Summary Statistics	69

Table 14.4_2 - Domain Composite Statistics (Au g/t)	69

Table 14.4_3 - Density Summary Statistics	75

Table14.4_4 - Indicator Class Means	75

Table 14.5_1 - Outlier Analysis - Au ppm	76

Table 14.6.3_1 - Zone 100: Variogram Models	79

Table 14.6.4_1 - Zone 200: Variogram Models	81

Table 14.6.5_1 - Variogram Models - Zones 300 to 500	83

Table 14.7.2_1 - Block Model Construction Parameters	84

Table 14.9.1_1 - MIK Sample Search Parameters	89

Table 14.9.2_1 - OK Sample Search Parameters	89

Table 14.10_1 - Variance Adjustment Ratios	90

Table 14.11_1 - Confidence Levels of Key Criteria	91

Table 14.12_1 - Grade Tonnage Report	92

Table 14.12_2 - Grade Tonnage Report by Domain	93

Table 15.3_1 - Source Economic Criteria used for Mineral Reserve Determination	95

Table 15.3_2 - Summary Economic Criteria used for Mineral Reserve Determination	96

Table 15.4_1 - Summary Mineral Reserve Estimate	97

Table 16.2.1_1 - Slope Geometry Recommendations	99

Table 16.4.4_1 - Drill and Blast Parameters	104

Table 16.5.7_1 - Summary Whittle Four-X Input Parameters	107

Table 16.5.9_1 - Summary Whittle Four-X Pit Optimisation Results	109

Table 16.6.2_1 - Pit Design Parameters	110

Esaase Gold Project, Ghana - MINEWPER00680AH
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Table 16.7.2_1 - Summary Staged Pit Design Material Breakdown	111

Table 16.7.3_1 - Comparison Pit Design vs Whittle Shell	113

Table 16.10.3_1 - Summary Mine Production Schedule	118

Table 16.11.1_1 - Open Pit Mining Equipment Supplier Equipment Options	122

Table 16.11.2_1 - Drill Specifications	122

Table 16.11.3_1 - Excavator Productivity Calculation	123

Table 16.11.4_1 - Number of Excavator Passes versus Truck Size	123

Table 16.11.4_2 - Truck Specifications	124

Table 16.11.5_1 - Summary Main Ancillary Equipment	124

Table 16.11.6_1 - Summary Mining Fleet Requirements	125

Table 18.8.2_1 - Capital Cost for TSF Options	149

Table 18.8.4_1 - Summary Tailings Laboratory Tests	151

Table 20.6.2_1 - 2009 Projected Population for Catchment Area Communities	168

Table 21.1.1_1 - Summary Total Capital Cost Estimate	173

Table 21.1.3_1 - Summary Capital Cost Estimate by Area	174

Table 21.2.2_1 - Summary Operating Cost	176

Table 21.2.3_1 - Summary Earthmoving Cost by Activity	177

Table 21.2.4_1 - Summary Process and Administration Cost	178

Table 21.2.5_1 - Personnel Breakdown	178

Table 22.1_1 - Project Production Summary	180

Table 22.2_1 - Project Cashflow Summary	181

Table 22.3_1 - Project Financial Measures Summary	181

Table 22.5_1 -Annual Process plant Production Schedule Summary	183

Table 22.5_2 -Annual Cashflow Summary	183

Table 1.1 - Tornado Sensitivity Analysis Inputs and Variation Range	185

Table 22.6.3_1 - Project Sensitivity to Gold Price	188

Table 25.2.2_1 - Summary Project Risks	192

Table 25.2.3_1 - Summary Project Opportunities	192

Table 25.3_1 - Project Implementation Milestone Dates	193

Table 26.5_1 - Esaase Project Proposed Eight Month Budget	196

Table 27_1 - Summary of Experts	197

Esaase Gold Project, Ghana - MINEWPER00680AH
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List of Figures

Figure 4.2_1 - Location of Esaase Concession SW Ghana	12

Figure 4.3_1 - Esaase Gold Project Licence Boundaries	14

Figure 7.1_1 - Southwest Ghana Geology	20

Figure 7.2_1 - Map of Esaase Concession	21

Figure 7.2_2 - Core Photos of Lithology Types from the Esaase Deposit	21

Figure 7.2_3 - Schematic Structural Model for the Esaase Deposit and Vicinity	23

Figure 7.2_4 - Typical Weathering Profile at the Esaase Project Looking North	24

Figure 7.3_1 - Example of Folded and Broken Early Veins	25

Figure 7.3_2 - Example of Sheeted Veining with Visible Gold	25

Figure 9.1_1 - Gold in Soil Thematic Map	28

Figure 9.1_2 - Gold in Soil Contour Map	29

Figure 9.2_1 - VTEM 92 metre Layered Earth Inversion	30

Figure 10.4_1 - Drillhole Collar Locations	33

Figure 10.4_2 - Drillhole Locations by Drilling Type	33

Figure 13.1.3_1 - Metallurgical Drillhole Location Plan for the Main Zone	57

Figure 13.1.3_2 - Metallurgical Drillhole Location Plan for the South Zone	58

Figure 13.1.3_3 - Metallurgical Drillhole Location Plan for the North Zone	59

Figure 14.2.1_1 - Mineralisation Interpretation SE Oblique View	67

Figure 14.2.1_2 - Mineralisation Interpretation Typical Sectional View, Zone 100	67

Figure 14.2.2_1 - Weathering Interpretation, Local Grid 9,840mN	68

Figure 14.4_1 - Log Histogram and Probability Plot Zone 100	70

Figure 14.4_2 - Log Histogram and Probability Plot Zone 200	71

Figure 14.4_3 - Log Histogram and Probability Plot Zone 300	72

Figure 14.4_4 - Log Histogram and Probability Plot Zone 400	73

Figure 14.4_5 - Log Histogram and Probability Plot Zone 500	74

Figure 14.6.3_1 - Zone 100 Grade Variogram	80

Figure 14.6.4_1 - Zone 200 Grade Variogram	82

Figure 16.2.1_1 - Overview Geotechnical Zones and Major Structures	100

Figure 16.3_1 - Overview Hydrogeological Domains	102

Figure 16.7.2_1 - Plan View of the Final Pit Design	112

Figure 16.7.2_2 - Plan View of the Pit Stages in relation to the Final Pit Design	112

Figure 16.7.2_3 - Cross Section of the Pit Stages in relation to the Final Pit Design	113

Figure 8.5.3_1 - Plan View Waste Dump Designs	115

Figure 16.9_1 - Overall Site Layout	115

Figure 16.10.3_1 - Summary Mining Schedule	118

Figure 16.10.3_2 - Summary Mill Feed Processed by Year	119

Figure 16.10.3_3 - Material Movement by Pit Stage and Period	119

Figure 16.10.3_4 - Mine Progress - End of Year 1	120

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Figure 16.10.3_5 - Mine Progress - End of Year 5	120

Figure 16.10.3_6 - Mine Progress - End of Mine Life	121

Figure 17.2_1 - Process Plant Flowsheet	127

Figure 18.1_1 - Project Site Layout	139

Figure 18.8.2_1 - Overview TSF Options	148

Figure 20.4.3_1 - Project Permitting Schedule	163

Figure 20.5.2_1 - Overview of the Bonte-Gyeni River Catchment and Water Quality Monitoring Locations	164

Figure 21.2.5_1 - Organisation Chart	179

Figure 22.6_1 - Summary Project Sensitivity - IRR	184

Figure 22.6_2 - Summary Project Sensitivity - NPV	184

Figure 22.6.2_1 - Tornado-Type Sensitivity Diagram for Variable Ranges of Sensitivity on Project IRR	186

Figure 22.6.2_2 - Tornado-Type Sensitivity Diagram for Variable Ranges of Sensitivity on Project NPV	187

List of Appendices

Appendix A - QAQC Analysis
Appendix B - Variography
Appendix C - Grade Tonnage Reporting
Appendix D - Drillhole Twin Analysis

Esaase Gold Project, Ghana - MINEWPER00680AH
43-101 Technical Report - 4 November 2011

Coffey Mining Pty Ltd

1      SUMMARY

1.1   Introduction

Coffey Mining Pty Ltd (Coffey Mining) and Lycopodium Minerals Pty Ltd (Lycopodium) were commissioned by Keegan Resources Incorporated (Keegan) to prepare an Independent Technical Report on the Esaase Gold Project (the Project) in the country of Ghana, West Africa, in order to provide a summary of the Pre-Feasibility Study (PFS) that was completed in September 2011. The PFS was based on an update of the Mineral Resources as of 1st August 2011. This technical report supersedes other technical disclosures previously made by Keegan, namely the previous resource estimate (February, 2011) and the Preliminary Economic Analysis (May 2010). This report complies with disclosure and reporting requirements set forth in the National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1.

1.2   Location

The Project is located in southwest Ghana, West Africa, approximately 35km southwest of the regional capital Kumasi. Travel time between Kumasi and Esaase is approximately one hour by car. The concession is reached by tarred and secondary lateritic roads.

1.3   Ownership

The Project mining leases and Exploration Concessions on which it is based are owned 100% by Keegan Resources Ghana, a fully owned subsidiary of Keegan. The Government of Ghana retains the right to take a 10% free carried interest in the Project under Section 8 of the Ghanaian Mining Act. The Lease is also subject to a 5.0% royalty on gold production owed to the Government of Ghana as well as a 0.5% royalty owed to the Bonte Liquidation Committee.

1.4   Geology

The Project area contains a system of gold-bearing quartz veins hosted by tightly folded Birimian-age sedimentary rocks. This package includes shale, siltstones, and lesser feldspathic sandstones.

The Esaase mineralisation is defined by a distinctive structural boundary that divides the more deformed, altered and mineralised siltstone/shale unit in the hanging wall from the more massively bedded sandstone in the footwall. All rocks in the siltstone/shale package are moderately to strongly folded and foliated with shale generally displaying better development of foliation than siltstone.

1.5   Mineralisation

The mineralised quartz veins are syn-kinematic to post-kinematic, forming as sets of sub- vertical and horizontal to gently dipping veins. The syn-kinematic veins are folded about the dominant axial plane cleavage.

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The overall trend of the mineralised bodies are northeast with a moderate dip to the west. Vein arrays within these bodies can have various orientations. One of the most common orientations is north striking with vertical dips.

1.6   Project Status

Keegan has completed an initial wide spaced exploration program and have defined a maiden inferred resource in November of 2007. Since then, the initial area of drilling has been both expanded and infill drilled and the resource has been updated three times, the latest of these being the August 2011 update.

In May of 2010 a Preliminary Economic Analysis of the Project, based on the February 2009 resource, was disclosed. The project continues to have mine development potential based on the estimate of Mineral Resources contained in this report and resource growth potential through continuation of the on-going exploration program. Keegan intends to embark on a Definitive Feasibility Study following this PFS report release.

1.7   Resources

Resource estimates for the Project have been generated by Coffey Mining on the basis of analytical results available up to 13th June 2011. The resource model was derived via geological interpretation and modelling of the mineralised zones.

Multiple Indicator Kriging ('MIK') estimation with indirect lognormal change of support to emulate mining selectivity was selected as an appropriate estimation method based on the quantity and spacing of available data, and the interpreted controls on, and styles of, mineralisation under review. Various satellite mineralised bodies to the main body of mineralisation also exist and have been estimated via Ordinary Kriging ('OK').

Coffey Mining also completed a detailed assessment of all analytical quality control data applied in resource estimation. At the time of resource estimation, no material bias had been identified, and the analytical precision for both field duplicate and re-assay data generally lie within accepted industry limits.

The summarised Resource Statement in Table 1.7_1 has been determined as at 1st August 2011 and has been prepared and reported in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of June 2011 (the Instrument) and the classifications adopted by CIM Council on November 27th 2010. The resource estimate has been classified as a Measured, Indicated and Inferred Resource based on the confidence of the input data, geological interpretation, and grade estimation. It should be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Furthermore, the resource classification is also consistent with the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the Code) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia ( J O RC) .

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Table 1.7_1 Esaase Gold Project Multiple Indicator Kriging Estimate (8mE x 10mN x 5mRL Selective Mining Unit), with Ordinary Kriging Estimate (20mE x 20mN x 10mRL and 20mE x 40mN x 10mRL Parent Cells)

	Lower Cutoff Grade	Tonnes	Average Grade	Ounces
	(g/t Au)	(Mt)	(g/t Au)	(Kozs)
Measured	0.3	5.34	1.2	200
	0.4	5.03	1.2	196
	0.5	4.66	1.3	191
	0.6	4.21	1.4	183
	0.7	3.73	1.4	173
	0.8	3.26	1.5	162
	0.9	2.83	1.7	150
	1.0	2.44	1.8	139
Indicated	0.3	102.9	1.1	3,543
	0.4	93.71	1.1	3,441
	0.5	83.03	1.2	3,288
	0.6	72.04	1.3	3,096
	0.7	61.67	1.5	2,882
	0.8	52.51	1.6	2,663
	0.9	44.72	1.7	2,451
	1.0	38.14	1.8	2,251
Inferred	0.3	50.04	1.0	1,598
	0.4	45.9	1.1	1,553
	0.5	40.54	1.1	1,476
	0.6	34.82	1.2	1,375
	0.7	29.39	1.3	1,262
	0.8	24.79	1.4	1,153
	0.9	20.61	1.6	1,039
	1.0	17.12	1.7	932
Note: appropriate rounding has been applied

1.8   September 2011 Prefeasibility Study

A PFS of the Project was completed in September 2011. The PFS was based on a gold price of $1,150 per ounce and a mill throughput rate of 9.0Mtpa for oxide material and 7.5Mtpa for fresh material.

Development of the Project, with an estimated initial capital expenditure of $506M, will take an estimated 33 months from full project go-ahead to first gold production, followed by just over 10 years of process plant operations and one to two years of closure and rehabilitation activities. The Project is anticipated to recover 2.6Moz of gold at an average cash cost, inclusive of refining costs and royalties, of $772/oz.

A cashflow financial model developed for the Project as part of the PFS indicates after tax economics of:
  An IRR of 13%,
  A NPV, discounted at 5%, of $171 million, and
  A capital payback period of 4.7 years.

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Engineering and estimating undertaken to define the project scope and develop cost estimates is sufficient to support a PFS level of accuracy (±25%).

1.9   Mineral Reserves

Based on the positive outcome of the PFS the following Mineral Reserves were reported in accordance with Canadian National Instrument 43-101, 'Standards of Disclosure for Mineral Projects' of June 2011 (the Instrument) and the classifications adopted by CIM Council in November 2010.

The Mineral Reserve was based on a cutoff of 0.4g/t Au and was determined as of September 1, 2011.

All stated Mineral Reserves are completely included within the Resources as shown in Section 1.7.

Deposit	Mineral Reserves
	Proven			Probable			Total
	Tonnes	Grade	Insitu Au	Tonnes	Grade	Insitu Au	Tonnes	Grade	Insitu Au
	(M t)	(g/t)	(koz)	(M t)	(g/t)	(koz)	(M t)	(g/t)	(koz)
Esaase	5.1	1.2	199	74.3	1.1	2,685	79.4	1.1	2,884

1.10 Conclusions

The PFS indicated that a potentially economically viable project could be developed at Esaase.

1.11 Recommendations

On the basis of the results of the PFS, it is recommended that the Project proceeds to the DFS stage.

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2       INTRODUCTION

2.1   Scope of the Report

In September 2011 Coffey Mining Pty Ltd ("Coffey Mining") and Lycopodium Minerals Pty Ltd (Lycopodium) were commissioned by Keegan Resources Incorporated ("Keegan") to undertake a Prefeasibility Study (PFS) for the Esaase Gold Project (the Project) in the Republic of Ghana. The PFS included an update of the resource estimate that was previously estimated in February 2009.

The objectives of the work include:

  To identify and develop the scope of facilities and capital costs, operating costs, preliminary economic assessment and schedule for the development of an open pit mine, concentrator, and associated infrastructure
  To complete a mineral resource estimate for the Esaase deposit using Multiple Indicator Kriging and Ordinary Kriging as appropriate;
  To estimate "recoverable" tonnes and grades for selective mining scenarios (equipment size and grade control data spacing); and
  Classify the resources in accordance with Australian JORC and Canadian CIM codes.
The results of the PFS were publically announced through a press release dated 22 September 2011 and this report is to comply with disclosure and reporting requirements set forth in the Toronto Stock Exchange Manual, National Instrument 43-101 Standards of Disclosure for Mineral Project ("NI 43-101"), Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101. The report is also consistent with the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves' of December 2004 (the Code) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia (JORC).

All monetary figures expressed in this report are in United States dollars (US$) unless otherwise stated.

2.2   Site Visit

In addition to numerous site visits undertaken to the Project between January 2007 and May 2011, Coffey Mining has been actively involved in an ongoing consulting role with respects to exploration project management including sampling, quality control and database compilation. The principal author of this report, Harry Warries, has visited the Project on two separate occasions between November 2010 and May 2011 to assess project specific circumstances. Brian Wolfe has visited the Project on four separate occasions between July 2008 and November 2010 to assess the available geological and assay data, and the data collection protocols. Christopher Waller of Lycopodium has visited the Project on two separate occasions between November 2010 and May 2011 to assess the project specific circumstances.

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2.3   Principal Sources of Information

Keegan technical staff supplied digital and hard copy data for the Project. In summary, the following key digital data were provided:
  Drillhole database containing collar location, downhole survey, assay and geology data.
  A 3-dimensional model of the topography.
  A representative selection of the original assay sheets.
  Quality control procedures and database.
  Internal and external quality control data.
  A bulk density dataset derived from drillcore.
  Representative cross-sections.
Coffey Mining has made all reasonable enquiries to establish the completeness and authenticity of the information provided and identified, and a final draft of this report was provided to Keegan along with a written request to identify any material errors or omissions.

2.4   Participants

This report has been compiled by or under the supervision of Mr Harry Warries (Coffey Mining's Manager Mining - Perth), Mr Brian Wolfe (Coffey Minings's Principal Resource Consultant) and Christopher Waller (Manager of Studies with Lycopodium Minerals Pty Ltd). Mr Warries is a professional mining engineer with 20 years experience in mine optimisation, design, scheduling, cost estimation and cashflow analysis. Mr Warries is a Fellow of the AusIMM. Mr Wolfe is a professional geologist with 18 years experience in exploration geology, mining geology and geostatistical modelling and estimation of Mineral Resources. Mr Wolfe is a Member of the AIG. Mr Waller is a metallurgical engineer with 33 years experience including Study Manager on a number of feasibility studies in the gold industry in Africa, Australia and Asia and senior management and commissioning roles for a number of gold mines in Africa and Australia, including over seven years managing gold operations in Ghana. Mr Waller is a Chartered Professional (CP) Member of the AusIMM.

The resource estimation was completed by Coffey Mining's Principal Resource Consultant, Mr Brian Wolfe. Sections 4 to 12, 14 and 23 of this report were prepared by Mr Wolfe

Section 13 "Mineral Processing and Metallurgical Testing" and Section 17 "Recovery Methods" was prepared under the supervision of Christopher Waller, Manager of Studies with Lycopodium Minerals Pty Ltd.

Section 15, "Mineral Reserve Estimates" and Section 16, "Mining Methods" was prepared under the supervision of Coffey Mining's Manager Mining, Harry Warries.

Sections 18 through to Section 24 were prepared under the supervision of Christopher Waller and Harry Warries.

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Section 1 through to Section 3, Section 25 and Section 26 were prepared under the supervision of Christopher Waller, Harry Warries and Brian Wolfe.

Messrs Wolfe, Warries and Waller have the appropriate relevant qualifications, experience and independence for each to be considered a Qualified Person as defined in Canadian National Instrument 43-101.

2.5   Independence

Coffey Mining is part of Coffey International Limited, a highly respected Australian-based international consulting firm specialising in the areas of exploration, geology, mining, metallurgy, geotechnical engineering, hydrogeology, hydrology, tailings disposal, environmental science and social and physical infrastructure.

Lycopodium is part of the Lycopodium Ltd group, a highly respected Australian-based international consulting firm specialising in the area of extractive metallurgy and the design and construction of mineral processing plants and associated infrastructure. Lycopodium has completed multiple study briefs for similar projects for other clients in the minerals industry.

Neither Coffey Mining or Lycopodium, nor the authors of this report, have or have had previously any material interest in Keegan or related entities or interests. Our relationship with Keegan is solely one of professional association between client and independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of the report.

2.6   Abbreviations

A full listing of abbreviations used in this report is provided in Table 2.6_1 below.

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Table 2.6_1 List of Abbreviations

	Description		Description
$	United States dollars	LOM	Life of mine
µ	microns	M	million
2D	two dimensional	m	metres
3D	three dimensional	Ma	Million years
AAS	atomic absorption spectrometer	MIK	Multiple Indicator Kriging
Au	gold	ml	millilitre
bcm	bank cubic metres	mm	millimetres
CC	correlation coefficient	MMI	mobile metal ion
cfm	cubic feet per minute	Moz	million ounces
CIC	carbon in column	Mtpa	million tonnes per annum
CIL	carbon-in-leach	Mt	milliion tonnes
cm	centimetre	N (Y)	northing
cusum	cumulative sum of the deviations	NaCN	sodium cyanide
CV	coefficient of variation	NATA	National Association of Testing Authorities
DDH	diamond drillhole	NPV	net present value
DTM	digital terrain model	NQ2	size of diamond drill rod/bit/core
E (X)	easting	ºC	degrees centigrade
EDM	electronic distance measuring	OK	Ordinary Kriging
EV	expected value	oz	troy ounce
g	gram	P80 -75µ	80% passing 75 microns
g/m3	grams per cubic metre	PAL	pulverise and leach
g/t	grams per tonne	ppb	parts per billion
HARD	half the absolute relative difference	ppm	parts per million
HDPE	high density poly ethylene	psi	pounds per square inch
HQ2	size of diamond drill rod/bit/core	PVC	poly vinyl chloride
hr	hours	QC	quality control
HRD	half relative difference	Q-Q	quantile-quantile
ICP-MS	inductively coupled plasma mass spectroscopy	RAB	rotary air blast
ID	Inverse Distance weighting	RC	reverse circulation
ID2	Inverse Distance Squared	RL (Z)	reduced level
IPS	integrated pressure stripping	ROM	run of mine
IRR	internal rate of return	RQD	rock quality designation
ISO	International Standards Organisation	SD	standard deviation
ITS	Inchcape Testing Services	SGS	Société Générale de Surveillance
kg	kilogram	SMU	selective mining unit
kg/t	kilogram per tonne	t	tonnes
km	kilometres	t/m³	tonnes per cubic metre
km2	square kilometres	Y	Year
l/hr/m2	litres per hour per square metre

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3      RELIANCE ON OTHER EXPERTS

Coffey Mining, Lycopodium or the authors of this report are not qualified to provide extensive comment on legal issues, including status of tenure associated with the Project referred to in this report. Assessment of these aspects has relied heavily on information provided by Keegan, which has not been independently verified by Coffey Mining. This report has been prepared on the understanding that the property is, or will be, lawfully accessible for evaluation, development, mining and processing. The authors of this report have relied exclusively on a legal opinion (dated 3rd February 2011) of Innocent Akwayena of REM Law Consultancy (Legal Counsel to Keegan Resources (Ghana) Limited) as pertains to the relevant parts of Section 4 of this report.

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4       PROPERTY DESCRIPTION AND LOCATION

4.1   Background Information on Ghana

The Republic of Ghana is a West African country covering 239,460 square kilometres (about the size of Britain). It is one of the five African nations along the northern coastline of the Gulf of Guinea, and is bordered on the west by Cote d'Ivoire, to the north by Burkina Faso, and to the east by Togo. The country consists mostly of low savannah regions with a hilly central belt of forest. Ghana's distinguishing geographic feature is the Volta River, on which was built the Akosombo Dam in 1964. The damming of the Volta created the enormous Lake Volta, which occupies a sizeable portion of Ghana's south-eastern territory. The country lies immediately north of the equator and has a largely tropical climate.

Ghana's population is estimated at 23.8 million (July 2009), generally concentrated in the south of the country. The capital, Accra, is a modern coastal city with a population of approximately 2 million people. The second largest city, Kumasi, lies in the heart of the Ashanti region and has about 1.6 million people. Ghana has a large variety of African tribal or sub-ethnic units. The main groups include the Akan (45%), Moshi-Dagomba (15%), Ewe (12%) and Ga (7%) people. Birth rates are high compared with world averages and the annual rate of population growth is one of the highest in the world, although about average for sub-Saharan Africa. Ghana has a relatively young population, with almost one-half of the total population less than 20 years of age. More than two-thirds of the population live in rural areas. The majority of the population are Christian (69%). The northern ethnic groups are largely Muslim (16%). Indigenous beliefs (21%) are also practised throughout the country. English is the official language. Twi is the most widely spoken African language. Ghana consists of 10 administrative regions. The country is bisected by the Greenwich meridian and operates on Greenwich Mean Time.

Throughout the first half of the twentieth century Ghana (then known as the Gold Coast) was a British colony. It was the first sub-Saharan country in colonial Africa to be granted independence on 6 March 1957. Following a national referendum, it became a republic in July 1960. Between 1966 and 1992 periods of democratic rule alternated with military rule. By 1992 the economy had stabilised, a new constitution was put in place and Ghana returned to democracy with the election of Jerry Rawlings as president. Rawlings' National Democratic Congress party continued in power throughout the 1990s, being replaced by the New Patriotic Party in the 2000 democratic election. Ghana has now enjoyed 17 years of continuous democratic rule, with political freedoms and stability which are the envy of other African countries. Ghana is governed under a multiparty democratic system, with elected presidents allowed to hold power for a maximum of two terms of four years. The election held in December 2008 was won by the National Democratic Congress. The elected president is Atta Mills. Next elections are to be held in December 2012. The constitution prevents presidents from running for a third term.

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Ghana has a developing mixed economy based largely on agriculture and mining. Despite economic difficulties, it is still one of the most developed countries in tropical Africa. The gross national product ("GNP") is growing about as rapidly as the population. The GNP per capita is among the lowest in the world, though it is above average for western Africa. The domestic economy of Ghana is dominated by subsistence agriculture, which accounts for about 37% of the gross domestic product ("GDP"). Most of the working population (60%) grow food crops (plantain, cassava, maize, yams, rice, groundnuts, etc) for local consumption. The most important cash crop is cocoa. Lesser cash crops include palm oil, rubber, coffee and coconuts. Cattle are farmed in northern Ghana. The most important source of foreign exchange is gold mining, followed by cocoa and timber products. Manganese, bauxite and diamonds are also mined. Tourism is growing rapidly. Gold represents Ghana's major export commodity. Ghana is the world's tenth and Africa's second largest producer of gold, with gold production of 2.0Moz in 2005. The unit of Ghanaian currency is the Ghanaian Cedi. The exchange rate is presently 1.5 Ghana Cedis to the US dollar (August 2011).

Ghana has substantial natural resources and a much higher per capita output than many other countries in West Africa. Nevertheless, it remains dependent on international financial and technical assistance. Inflation, decreasing currency exchange rate and high interest rates have caused concern in recent years, but are improving with more stringent fiscal and monetary policies. Since the early 1980s, the government of Ghana has made a sustained effort to improve and liberalise the fiscal policies of the country in order to attract private investment and stimulate economic growth. Many state-owned companies have been privatised. The result has been a sustained period of real economic growth and an improvement in the country's balance of payments. However, persistent problems remain such as relatively high inflation and unemployment rates.

Under the constitution of Ghana the judiciary is independent of government and cannot be overruled by the president or the parliament. The head of the judiciary is the Chief Justice. The judiciary rules on civil, criminal and constitutional matters. The system includes the Supreme Court, the Court of Appeal, the High Court and Regional Tribunals. There is also a Judicial Council, with representatives from all parts of the justice system, which acts as a forum to observe and review the functioning of the judiciary and to recommend reforms to government. The constitution also dictates that there is an Attorney General who is a Minister of State and is the principal legal adviser to the government.

The capital Accra is serviced by multiple regional and international airlines. The principal ports of Tema and Takoradi are visited regularly by vessels servicing the Europe / West Africa trade routes and provide import / export services for the land locked countries to the north as well as Ghana itself.

Transport infrastructure within Ghana is comparatively good for the region. Since the early 1990's multiple large, medium and small gold mining operations have been developed in Ghana with both their construction and ongoing operational logistic requirements being met by the two main ports and the internal road network.

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Ghana has a relatively well developed power generation and distribution network managed by the Volta River Authority (VRA) and GRIDCo with power generated from the Volta River hydroelectric scheme as well as multiple thermal power stations. Total power generation capacity within the system is approximately 1,800 MW.

4.2   Project Location

The Esaase Gold Project is located in southwest Ghana, West Africa (Figure 4.2_1). It is located in the Amansi East district, in the Ashanti Region, approximately 35km southwest of the regional capital Kumasi.

4.3   Land Area

Keegan's current land holdings consist of the adjoining Esaase and Jeni River mining leases and the smaller Mpatoam, Mepom, Dowahodo and Sky Gold exploration concessions.

The Esaase Mining Lease is approximately 10km in a north east direction by 3km in a north west direction, covering 28.77km². The centre of the lease is located at 1°53' west, 6°34' north.

The Jeni River Mining Lease is approximately 10km in an east west direction and 5km in a north south direction, covering 45.54km². The centre is located at 1°98' west 6°52' north.

The Mpatoam Concession is approximately 14km in a north east direction by 0.8km in a north west direction, covering 8.68km². The centre is located at 1º 57' west, 6º 33' north.

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The Mepom Concession is approximately 4km in a north east direction by 0.8km in a north west direction, covering 2.69km². The centre is located at 1°56' west, 6°33' north.

The Dowahodo Concession is approximately 3.4km by 3.0km in a north south direction, covering an area of 7.130km². The centre is located at 1º 54' west, 6º 32' north.

The Sky Gold Concession consists of four discrete land packages, two of which are adjacent to the Esaase Mining Lease and included in this description. The Sky Gold C Concession is approximately 3.2km by 2.2km in an east west direction, covering 4.579km². The centre is located at 2º 00' west, 6º 30' north. The Sky Gold D Concession is approximately 2.9km by 0.6km in a north south direction, covering an area of 1.292km². The centre is located at 1º 53' west, 6º 32' north.

The lease/concession boundaries have not been legally surveyed, but are described by latitude and longitude via decree. Figure 4.3_1 depicts a plan map of the Esaase Gold Project, showing creeks, contours, roads, and concession boundaries.

Coffey Mining has not independently verified, nor is it qualified to independently verify, the legal status of the mineral properties in Ghana in which Keegan is understood to have an interest. In preparing this report, Coffey Mining has assumed that the properties are lawfully accessible for evaluation and also mineral production.

4.4   Mining Claim Description, Agreements and Encumbrances

The Esaase Gold Project is focused on the Esaase Property, which consists of the four Mining Leases/Exploration Concessions described in Section 4.3.

The surface rights on the property are owned by the Ashanti stool (or local ethnic group). At the exploitation stage, the Manso-Nkwanta Paramountcy Stool may apply to the Government of Ghana for the right to a share of the government royalties. The amount of the compensation is subject to the approval of the Minister of Mines in consultation with the Land Valuation Board.

The Esaase and Jeni River Leases are classified as mining permits, which allow the company to carry out mining provided certain conditions and fee payments are maintained with the Ministry of Mines and Energy. All mining leases granted in Ghana are for a thirty year period. The Esaase Jeni River Lease was granted in March of 1990 to Jeni River Development Company Limited and the Esaase lease was granted to Bonte Gold Mines Limited ("BGM") in September 1990. Both leases are valid until September 4, 2020. Both companies went into bankruptcy in 2002.

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Figure 4.3_1
Esaase Gold Project Licence Boundaries

2°2'30"W
2°0'0"W
1°57'30"W
1°55'0"W
1°52'30"W
Bibiani Highway
To Wiaso
To Anwiankwanta
Gyemera Forest Reserve
Gyemera Extension Forest Reserve
Gyeni River Forest Reserve
Esaase Concession
Jeni River Concession
Sky Gold Area "C"
Exploration Camp
Gyeni River
Legend
Towns
Possible Pit Boundary
Paved Road Class 2
Paved Road Class 3
Gravel Road Class 1
Gravel Road Class 2
Keegan Concessions
Streams and Rivers
Contours (50ft)
Bonte-Gyeni River Catchment
Waterbodies
Swamps and Wetlands
Traditionally Managed Forests
Forest Reserves
Communities within Concessions
Previous Alluvial Mining by BGM and Others
0 0.5 1 2 3 4
Kilometers

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The Esaase Mining Lease, including the camp facilities at Tetrem, was subsequently bought from the Bonte Liquidation Committee ("BLC") by Sametro Company Ltd. (Sametro), a private Ghanaian company. On 3rd May 2006, Keegan entered into an option agreement with Sametro to earn 100% of the Esaase Mining Lease that concluded with the successful transfer / assignment of the Esaase Mining Lease to Keegan on 8th June 2007.

On July 14th, 2008, Sametro issued a Writ of Summons against Keegan Ghana and the Ghana Minerals Commission in the High Court of Ghana, seeking an order setting aside the Deed of Assignment of the Esaase Concession on the grounds of fraud, a declaration that the Esaase Concession is the property of Sametro, an order for perpetual injunction directed at Keegan Ghana and the Ghana Minerals Commission from interfering with Sametro's rights to the Esaase Concession, an order directed at the Ghana Minerals Commission to expunge from their records the Deed of Assignment which granted Keegan Ghana its ownership of the Esaase Concession plus (unspecified) damages and costs. Sametro's basic claim is that the individual who purported to handle the Deed of Assignment, Mr. Ekow Amua-Sekyi, was either not authorised to do so by Sametro and/or that he provided a deed to Keegan Ghana and the Ghana Minerals Commission which was not in fact signed, as it was purported to be, by the Managing Director of Sametro, Mr. Samuel Gordon Etroo. It is the legal position of Keegan Ghana that Mr. Amua-Sekyi was at all material times a director and agent of Sametro in the transactions between Sametro and Keegan Ghana, and that Keegan Ghana acted in good faith without any notice of irregularity. Keegan Ghana will in part rely upon sections 139-143 of the Ghana Companies Code, 1963 (Act 179) which confers statutory protection on innocent third parties from any fraud by directors, officers, servants and agents of corporate bodies in Ghana. Keegan Ghana believes that Sametro's claims are without merit and will vigorously defend its interests in the Esaase Concession.

In March of 2008, Keegan acquired the Jeni River Mining Lease in consideration US$50,000 to the BLC and US$50,000 paid to the Minerals Commission of Ghana to transfer title with the lease being transferred/assigned to Keegan on 11th March 2008.

The Mepom Concession was purchased from a private Ghanaian company, Mepom Mining Company, and transferred to Keegan on 29th June 2009. The Mpatoam Concession is a new concession created at the request of Keegan, and granted on 30th November 2009. Both concessions are covered by prospecting licenses.

On 5th June, 2007, Sky Gold Limited, a Ghanaian incorporated private company, was granted a reconnaissance licence over the area now known as the Sky Gold Reconnaissance Licence Concession. On 15th July, 2010, an agreement was entered into with Keegan Resources Ghana Limited, a subsidiary of Keegan. On 21st July, 2011, the Minister of Lands, Forestry and Mines gave ministerial grant consent to the option agreement between Sky Gold Limited and Keegan Resources Ghana Limited in respect of Sky Gold Limited reconnaissance licence, which covers an approximate area of 91.5km², located at Nyinahin in the Atwima Mponua District of the Ashanti Region of Ghana.

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On 22nd November, 2002, Dawohodo Manufacturing and Marketing Limited, a Ghanaian incorporated private company, was granted a reconnaissance licence over the area now known as the Dawohodo-Esaase Prospecting Licence Concession. On 18th November, 2010, an agreement was entered into Keegan Resources Ghana Limited, a subsidiary of Keegan. On 11th January, 2011, the Minister of Lands, Forestry and Mines gave Ministerial approval for an assignment of Dawohodo-Esaase prospecting licence to Keegan Resources Ghana Limited, which covers an approximate area of 10.6km², located in the Amansie West District of the Ashanti Region of Ghana.

All mining leases currently held by Keegan in Ghana were originally granted for a 30 year period, and can be renewed for additional 30 year terms if necessary. The Esaase and Jeni River mining leases are currently valid until 4th September and 22nd March 2020 respectively. The mining leases will allow Keegan to carry out mining provided certain conditions and fee payments are maintained with the Ministry of Lands, Forestry and Mines. The agreements for both leases contain provisions for a 10% government free carried interest (standard in Ghana), a 5% government royalty, and a 0.5% royalty to the BLC.

4.5     Environmental Liabilities

     The BGM alluvial operation resulted in large land disturbance along the axis of the Bonte valley floor and rerouting of the courses of the relatively small Bonte and Jeni rivers. BGM successfully revegetated a substantial percentage of the disturbed land, however, some of the shallow mined areas, particularly on the Jeni River Mining Lease were not reclaimed by BGM at the time of bankruptcy / closure of the operation. A moderate-sized stockpile of washed gravels remains at the site of the Jeni River recovery plant. On the Esaase Mining Lease, a series of shallow impoundments were constructed by BGM as settling ponds for clay-rich sediments from the recovery plant. The impoundments have naturally revegetated since closure to become a series of wetlands.

     Under the agreement with the BLC (acting on behalf of the Government of Ghana), Keegan assumes no liability for any existing environmental liabilities resulting from the operations of BGM on the Esaase Mining
     Lease. However, on the Jeni River Mining Lease, Keegan has agreed to remediate the existing environmental disturbance should Keegan undertake any mining operation.

4.6     Permitting

           All resources and areas of more significant exploration potential defined to date lie within the Esaase and Jeni River Leases. Permits to explore on the concession are obtained from the Ghana EPA (Environmental
           Protection Agency) on a yearly basis. Keegan currently has an EPA permit to explore for the remainder of 2011. As previously mentioned, Keegan also has the right to mine under the existing mining leases; however, a mine plan will need to be submitted to the EPA who would subsequently issue a mining permit.

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5         ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1      Access

The Esaase Property is accessed from Kumasi city by taking an asphalt road west 10km to the Bibiani Junction at Asenemuso and then southwest 10km to the village of Wiaso. At Wiaso a secondary asphalt road is taken 8km south to the village of Amankyea then by secondary gravel roads a further 11km via the villages of Ahewerwa and Tetrem. The Esaase deposit itself is accessed by a series of secondary roads constructed either by the former Bonte Gold Mines or by Keegan. Other parts of the property currently undergoing surface exploration are accessed by both dirt roads and by footpaths.

5.2      Physiography and Climate

The annual rainfall is in the range of 1500mm to 2000mm with temperatures ranging from 22°C to 36°C. A major rainy season occurs from April to July followed by a minor one from September through to October. Keegan has operated without cessation or delay throughout both rainy seasons.

The Esaase Property is drained by the Bonte River. The Bonte River is bounded on both sides by steep hills that reach heights of approximately 500mASL. The area is predominantly subsistence farmland producing mainly food crops such as plantain, corn, cassava, yam, tomatoes and some cash crop such as cocoa and oil palm. About 50% of this land is covered with secondary forest and thick brush. The valley floor has been extensively placer mined and now consists primarily of placer tailings.

5.3      Local Resources and Infrastructure

The Esaase Gold Project exploration camp and surrounding villages are connected to the national electrical grid. Mobile phone communication is accessible in most parts of the concession. A satellite dish is installed at the Keegan exploration camp for internet access. The nearest medical clinic and police station are located at Toase-Nkawie, on the Bibiani Highway, 20km from the exploration camp. Hospitals and most government offices are available in Kumasi. Food and general supplies are also purchased in Kumasi. The Project is in an area well serviced by the Ghana national power grid with at least two alternate points of supply within a 50km radius of a potential plant site.

Ghana has a mature mining industry that has resulted in the local availability of both skilled and unskilled personnel.

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6             HISTORY

6.1             Ownership and Exploration History

The Bonte area has a long history of artisanal mining, associated with the Ashanti Kingdom. There is also evidence of adits driven by European settlers, between the period 1900 to 1939, although no documented records remain of this activity.

Drilling was conducted on the Bonte river valley alluvial sediments during 1966 and 1967 to determine alluvial gold potential. In 1990, the Bonte mining lease was granted to Akrokerri- Ashanti Gold Mines (AAGM) and was later transferred to BGM, a local subsidiary of AAGM. BGM had reportedly recovered an estimated 200,000oz of alluvial gold on the Esaase concession and another 300,000oz downstream on the Jeni River concession, prior to entering into receivership in 2002. It should be noted that previous placer gold production is of no relevance to Keegan's exploration and development program, which are entirely focused on the discovery of hard rock resources on the Esaase Property.

The Esaase mining concession, including the camp facilities at Tetrem, was bought from the BLC by Sametro Company Limited, a private Ghanaian company. In May, 2006, Keegan signed a letter of agreement with Sametro to earn 90% of the Esaase mining concession over a 3 year period of work commitments and option payments. The government of Ghana retains the remaining 10%.

Since mid 2006, Keegan has undertaken an aggressive exploration program combining soil geochemistry and IP geophysical surveys followed by diamond and reverse circulation exploration and resource drilling.

6.2   Resource and Reserve History

    Coffey Mining is unaware of any estimate of the quantity, grade, or metal or mineral content that was prepared before Keegan acquired, or entered into an agreement to acquire, an interest in the Project, that has not been verified as a current mineral resource or mineral reserve by Keegan.

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7                 GEOLOGICAL SETTING AND MINERALISATION

7.1              Regional Geology

The geology of Ghana is comprised predominantly of rocks of the Birimian (2.17-2.18Ga) and to a lesser extent of units of the Tarkwaian (2.12-2.14Ga, after Davis et al. 1994).

The Birimian consists of narrow greenstone (volcanic) belts, which can be traced for hundreds of kilometres along strike but are usually only 20 to 60km wide, separated by wider basins of mainly marine clastic sediments. Along the margins of the basins and belts there appears to be considerable interbedding of basin sediments and volcanoclastic and pyroclastic units of the volcanic belts. Thin but laterally extensive chemical sediments (exhalites), consisting of cherts, fine-grained manganese-rich and graphitic sediments, often mark the transitional zones. The margins of the belts commonly exhibit faulting on local and regional scales. These structures are fundamentally important in the development of gold deposits for which the region is well known.

The Tarkwaian rocks, on the other hand, consist of a distinctive sequence of metasediments (quartzite, conglomerate and phyllite) occurring within a broad band along the interior of the Ashanti Belt. They host important paleoplacer gold deposits in the Tarkwa district. Equivalent rock types occur in other belts of the region but in relatively restricted areas. In the type locality at Tarkwa, the sequence is in the order of 2.5km thick, whereas in the Bui belt, comparable units are about 9km thick sediments that mark a rapid period of erosion and proximal deposition during the late-stage of an orogenic cycle.

All of the Birimian sediments and volcanics have been extensively metamorphosed; the most widespread metamorphic facies appears to be greenschist, although in many areas, higher temperatures and pressures are indicated by amphibolite facies.

Multiple tectonic events have affected virtually all Birimian rocks with the most substantive being a fold-thrust compressional event (Eburnean Orogeny) that affected both volcanic and sedimentary belts throughout the region and to a lesser extent, Tarkwaian rocks. For this reason, relative age relations suggest that final deposition of Tarkwaian rocks took place as the underlying and adjacent volcanic and sedimentary rocks were undergoing the initial stages of compressional deformation. Studies in the western part of the region (Milesi et al., 1992) have proposed several separate phases of folding and faulting suggesting a change in stress direction from northeast to southwest, to north to south. However, a regional synthesis by Eisenlohr (1989) has concluded that, although there is considerable heterogeneity in the extent and styles of deformation in many areas, most of the structural elements have common features, which are compatible with a single, extended and progressive phase of regional deformation involving substantial northwest-southeast compression.

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Figure 7.1_1 below shows the geology of southwest Ghana highlighting the Keegan projects of Esaase and Asumura.

7.2   Project Geology

Geological units on the Esaase property have been interpreted by a combination of airborne geophysical resistivity mapping (VTEM), resource definition drilling and associated outcrop mapping.

The rocks of the property can be divided into metasedimentary units with high electrical and EM resistivity and highly conductive rocks (Figure 7.2_1). Within the resource zone, the host rocks can be divided between phyllite and siltstone (ore zone predominant in hanging wall of resistivity break) and sandstone/greywacke (predominant in footwall of resistivity break). Host rocks to ore range from massive thinly layered phyllite through interlayered phyllite and siltstone, to massive silt and sandstone (Figure 7.2_2). Although recognizable stratigraphy appears to be present, the similarity of rock types, folding and faulting precludes correlation of individual stratigraphic units at this stage of core drill and outcrop density.

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The structural architecture of the Esaase area is dominated by fold-thrust patterning followed by a late stage strike-slip deformation event. Open to tight, northwest-dipping (axial planes strike (020º to 035º), northeast plunging (30º to 70º) folds are asymmetric and climb to the southeast. Folds tighten and deformation increases systematically to the southeast as shear zones are approached. This patterning repeats itself on the 10m to 100m scale. Folding in the deformed siltstone/shale package is open to tight, locally approaching isoclinal. Fold orientation ranges from upright to moderately inclined with dips to the northwest. Folds are asymmetric and climb to the southeast, consistent with regional interpretations of tectonic transport to the southwest. The fold limbs steepen as high strain zones (shears/thrust faults) are approached from the northwest. Within these shear zones a shear commonly shows low or lesser strain and repeats the pattern of low to high strain at the next shear. This pattern repeats itself at many scales (micro to macro), but for mapping purposes it is typically on the 10m to 50m scale. These northeast striking, northwest-dipping syn-kinematic shears, which roughly parallel fold axial planes appear to demarcate zones of mineralisation. In many (but not all) instances, the basal shear/thrust, divides the more deformed, altered, mineralised and electrically conductive siltstone shale unit in the hanging wall from the more massively bedded and less deformed sandstone/greywacke in the footwall. It is common to see broken rock, often carbonaceous, at or near this basal contact indicating likely late brittle faulting. As fault planes cannot be measured on these surfaces, their orientation cannot be clearly determined; thus it cannot be conclusively determined whether this fault or series of fault provide a conclusive footwall boundary. The resistivity contrast provides the best evidence for this contact on a property wide scale and consistent gold assays provide the best evidence on a sectional scale (Klipfel, 2009).

The metasediments are intruded post-kinematically by dikes and small stocks of intermediate to felsic composition, i.e. tonalite to granodiorite. In the southern portion of the deposit, these intrusions are intensely brecciated and mineralised and occur at or near the footwall of mineralisation and are themselves mineralised (Klipfel, 2009).

The existence of a weathering profile on the Esaase Property is strongly influenced by topography (Figure 7.2_4). The typical weathering horizon in tropical settings in West Africa consists of laterite (+- duracrust), saprolite, oxidised bedrock, and bedrock (there is often a gradational zone, "saprock" between the saprolite and oxidised bedrock. At the higher elevations at Esaase, the laterite and saprolite, and much of the saprock has been weathered away, leaving behind oxidised bedrock. At intermediate elevations the weathering profile is mostly intact and may be covered by transported colluvium. At the lowest elevations, the entire profile is covered by either alluvium or residual tailings from previous alluvial operations (Klipfel, 2009).

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A.
B.
C.
D.
E.

Schematic cross sections (A,C,) looking north and plan views (B, D, E) of initial crustal shortening causing folding (A, B) and thrusting (C,D) with accompanying veining. The structural and vein paragenesis evidence at Esaase, suggests that the stress orientation moved to a north south direction (E), causing left lateral strike-slip movement on the pre-existing thrust faults. This movement created a NS dilational opening direction allowing for late emplacement of NS steeply dipping quartz carbonate veins bearing visible gold. Note, that if stress and strike slip directional arrows are removed from Figure E, that it is also a cross section

(Klipfel, 2009)

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7.3   Mineralisation

Gold Mineralisation on the Esaase Property occurs in quartz - carbonate veins hosted within parallel NE trending, moderately to steeply west dipping bodies of extremely deformed siltstone shale. One form of disseminated alteration most commonly noted in oxidised rocks is quartz-sericite-pyrite (QSP) alteration. This alteration type is not distinctly different in coloration in fresh core and is thus difficult to detect in that state. Surface weathering converts the sericite to white kaolinite creating a bright white color alteration distinguishable even at great distance when exposed in trenches, road cuts, and drill pads. At closer scale, pyrite pseudomorphs can be distinguished. The second stage consists of pervasive carbonate alteration in the form of carbonate porphyroblasts, particularly after andalusite in phyllitic rocks. Carbonate flooding is more prevalent in siltstone where precursor andalusite porphyroblasts did not form (Klipfel, 2009).

As previously mentioned in Section 7, quartz veining occurred within the mineralisation envelopes over most of the duration of the extensive fold and thrust and strike slip deformation events. Four stages of veins can be identified. These include an early unmineralised quartz only vein stage which has undergone deformation and brecciation. A second vein stage consists of myriad fine spider-web-like quartz-carbonate veins. These veins are also early and are consistently deformed and offset. The third stage consists of quartz-carbonate±sulfide veins with visible free gold. The associated sulfide is generally pyrite, but up to 15% of it can be chalcopyrite and minor arsenopyrite variably occurs as well. Finally, late stage post-mineral calcite veins crosscut all previous features (Klipfel, 2009).

Veins that contain visible gold overwhelmingly strike (350º to 020º), have sub vertical dips and are either planar or S-shaped. Thus they are oblique in orientation to the overall strike and dip of mineralisation and appear to be bounded by aforementioned thrust faults and can thus be described as en echelon vein sets form en-echelon sets. As previously describe in Section 7, they likely were emplaced during a transition from fold thrust deformation to left lateral strike slip deformation (see Figure 7.2_3; Klipfel, 2009).

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8                 DEPOSIT TYPES

The target deposit being explored for is mesothermal quartz vein style mineralisation. This is by far the most important type of gold occurrence in West Africa and is commonly referred to as the Ashanti-type in recognition of the Obuasi area being the type locality and the largest gold deposit in the region. Milesi et al. (1992) recognise that these deposits are largely confined to tectonic corridors that are often >50km long and up to several kilometres wide and they usually display complex, multi-phase structural features, which control the mineralisation.

The most common host rock is usually fine-grained metasediments, often in close proximity to graphitic, siliceous, or manganiferous chemical sediments. However, in some areas, mafic volcanics and belt intrusions are also known to host significant gold occurrences. Refractory type deposits feature early-stage disseminated sulphides in which pyrite and arsenopyrite host important amounts of gold overprinted by extensive late stage quartz veining in which visible gold is quite common and accessory polymetallic sulphides are frequently observed. This type includes important lode/vein deposits in Ghana such as at Obuasi, Prestea, Bogosu, Bibiani and Obotan. However, a second non-refractory style of gold mineralisation occurs in which gold is not hosted within sulphide minerals either in early or late stage mineralisation. These type deposits have lower sulphide content in general and in particular, lack the needle- like arsenopyrite that is common in the refractory type deposits. Such deposits include the Chirano and Ahafo type deposits (Stuart, 2007).

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9             EXPLORATION

       No modern-style lode exploration was completed on the Esaase Project prior to the commencement of exploration by Keegan in mid 2006.

9.1   Soil Sampling Program

Keegan commenced a soil sampling program upon acquisition of the Esaase Concession in June 2006 and has received assay results from over 4,000 soil samples. Sampling was undertaken on NE oriented lines spaced 100-400 metres apart with samples taken at 25 metre intervals along the lines. This program extended the initial soil sampling completed in March 2006 as part of initial due diligence on the concession. After the acquisition of the Jeni River Concession, Keegan expanded its soil program to the Jeni River Concession and has obtained over 2,100 samples from this concession using an identical sampling regime. Figure 9.1_1 shows the gold-in-soil contour map derived from these samples. Soil samples were obtained wherever there was not obvious alluvial disturbance or alluvial material and care was taken to sample below the organic horizon. As illustrated in Figure 7.2_4, the material below the organic horizon on ridge tops or steep slopes from higher elevations is weathered bedrock, whereas that taken nearer to the alluvial creek bottoms is underlain by colluvium, laterite, and/or saprolite. Drilling and trenching indicate that soil samples from weathered bedrock, on average, have gold levels within an order of magnitude of the underlying rock values. Soil samples from non bedrock sources (ie alluvial) tend to have much lower gold values than the underlying bedrock. As a result of this observation, Keegan has begun an auger sampling program in order to get samples at (or at leaser closer to) the bedrock/soil interface. Based on the provided information, it is Coffey Mining's opinion that the samples are representative and that there are no factors that have resulted in sample bias.

9.2   Geophysical Programs

An IP program was completed in 2006 which successfully identified significant faults that are interpreted as significant mineralisation boundaries. In order to identify other such structures, Keegan contracted Geotech Ltd to perform an airborne VTEM geophysical program on the Esaase Property. The survey was carried out during the period October 11, 2007 to October 25, 2007. The principal geophysical sensors included Geotech's versatile time domain electromagnetic system (VTEM). Ancillary equipment included a GPS navigation system and a radar altimeter. A total of 2,266 line-km were flown. In-field data processing involved quality control and compilation of data collected during the acquisition stage, using the in-field processing centre established in Ghana. The survey was flown at nominal traverse line spacing of 200m. Flight line directions were N130°E/N50°W. The helicopter maintained a mean terrain clearance of 122m.

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Figure 9.1_1
Gold in Soil Thematic Map

Esaase Soils
Au in ppb
501 - 35503
101 - 500
51 - 100
26 - 50
11 - 25
0 - 10
Moatoam Concession
Esaase Concession
Mepom Concession
Sky Gold - Area D Concession
Dawohodo Concession
LEGEND
Keegan Concession
Resource Area
Alluvial Tailings
0 0.5 1 2
Kilometers
Jeni Soils
Au in ppb
501 - 35503
101 - 500
51 - 100
26 - 50
11 - 25
0 - 10
Mepom Concession
Jeni River Concession
Sky Gold - Area C Concession
LEGEND
Keegan Concession
Alluvial Workings
0 0.5 1 2
Kilometers

Esaase (top) and Jeni River (bottom) Concessions

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The data was processed and interpreted by Condor Consulting, Inc., who performed AdTau time constant analysis on line data in order to determine the best time delay channels to use. Condor performed Layered Earth Inversions (LEI), generated depth slices for the survey and characterised the 2D and 3D nature of the survey.

The 10 channel map shown in Figure 9.2_1 is a relatively deep penetrating channel that avoids noise disturbance and provides an overall picture of the resistive characteristics of the rocks. The 92 metre Layered Earth Inversion is useful for a more detailed view of bedrock resistivity at the fresh bedrock surface.

The image indicates significant breaks changes in the resistivity values of the rocks along what are interpreted as NE oriented structures. These breaks correlate with the position and orientation of gold anomalies, which are expressed both in the surface soils that overlie these breaks and in the subsurface as indicated by drilling.

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10                DRILLING

10.1             Introduction

Drilling at the Esaase Gold Project has been managed by Keegan and Coffey Mining geologists and to date has been constrained mainly to the northwest striking main gold- bearing structures in the Esaase Concession, although targets have been drilled on the Jeni Concession as well (see Figure 10.4.1). Surface Reverse Circulation ('RC') and Diamond Core ('DC') drilling has been completed at the project. The ongoing drill program is designed to test the mineralised corridor delineated from soil sampling, trenching, drilling and geophysical interpretations. The initial 14 diamond drillholes were completed by Eagle drilling contractors with the remainder completed by Geodrill contractors. Both of these drilling companies are reputable Ghana based companies providing RC and Diamond drilling services consistent with current industry standard. Table 10.1_1 summarises pertinent drilling statistics for all holes drilled at the Esaase Gold Project at the time of commencement of the resource estimate study (13th June 2011). A total of 1201 drillholes have been completed of which 915 of these drillholes (in the currently defined resource area) were used for the resource estimation study.

Table 10.1_1 Esaase Gold Project Summary Drilling Statistics

Type	Number	Type	Metres
RC holes	786	RC metres	119,046
RC pre-collars with Diamond tails	297	RC pre-collar with Diamond tail metres	93,444
Diamond holes	106	Diamond hole metres	23,369
Water wells	13	DTH metres
Total Drillholes	1201	Total metres drilled	237,260

10.2    Drilling Procedures

10.2.1   Accuracy of Drillhole Collar Locations

Drillhole collars were surveyed by a Coffey Mining surveyor utilising a Thales Promark 3 DGPS unit. This unit was validated as returning sub centimetre accuracy when compared to the topography pickup completed by Coffey Mining using a Geodimeter 610S total station. These instruments have an accuracy of better than 1cm and are considered conventional.

10.2.2   Downhole Surveying Procedures

Drillholes were surveyed on approximately 50m downhole intervals, using a Reflex EZ-Shot®, an electronic single shot instrument manufactured by Reflex of Sweden.

These measurements have been converted from magnetic to UTM Zone 30 North values. The factor used to convert between the two grids is -5 degrees.

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10.2.3             Reverse Circulation Drilling Procedure

Keegan supervised RC and diamond drilling was completed by Geodrill using  DR KL900-02 multipurpose track mounted rig. RC rods were 4½ inch diameter and the drill bit used was a standard 140mm diameter face sample hammer.

10.2.4   Diamond Drilling Procedures

The initial 14 diamond drillholes (HQ and NQ diameters) were completed by Eagle Drilling using a Longyear 38 skid mounted diamond drill. The Geodrill rig utilised in the RC drilling is multipurpose and completed the remaining diamond component of drilling also. The core was oriented by a combination of the spear technique, Ezimark orientation device and Reflex ACT II electronic orientation system.

10.3      RC and Core Sampling Procedures

The sampling procedures followed during RC and DC drilling are detailed in Section 11, as is the sample quality assessment.
10.4   Summary Results

It is not practical to include a listing of all sample results, as a total of 213,905 RC samples and diamond core samples have been collected to date. Table 10.4_1 summarises pertinent statistics relating to the RC and core sampling program.

Table 10.4_1 Esaase Project Drilling and Sampling Statistics

Method	Number	Average Length	Total Metres	Number of Assays
RC holes	786	152	119,046	110,009
RC pre-collars with Diamond tails	297	315	93,444	(RC) 34,413
Diamond holes	106	221	23,369	(diamond) 51,384
Water wells	13	108	1,401	18,099
Total	1,201	198	237,260	213,905

The location of all drillhole collars colour coded by cumulative grade thickness is shown in Figure 10.4_1. It shows three other zones of drilled mineralisation that have been included in the current resource for the first time. Figure 10.4_2 displays drilling within the resource area colour coded by type. Note the Figure shows drillholes not used in the grade estimate.

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10.5             Drilling Orientation

The vast majority of drillholes in the west dipping Esaase mineralisation were collared at an orientation of approximately 100°(UTM). A small n umber of holes were drilled towards approximately 300°.

10.6             Accuracy and reliability of results

There is no identified drilling, sampling, or recovery factors that materially impact the accuracy and reliability of the results of the drilling programs in place at Esaase.

10.7   Topographical Control

Topography has been generated from a Total Station survey completed by Coffey Mining surveyors in 2007. This topography is to an accuracy of +/-30cm and compares well with the drillhole collar survey data. Coffey Mining considers the topography to be of high confidence.

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11             SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1             RC Sampling and Logging

RC drill chips were collected as 1m intervals downhole via a cyclone into PVC bags, and then weighed prior to splitting.

The collected samples were riffle split using a three tier Jones riffle splitter. A final sample of approximately 3kg was collected for submission to the laboratory for analysis. All 1m interval samples were analysed.

RC chip trays were systematically compiled and logged with all bulk rejects being stored at the Keegan exploration camp in Tetrem.

11.2   Diamond Core Sampling and Logging

The sampling of the core was subject to the discretion of the geologist completing the geological logging. Initially, nominally 2m intervals were taken unless geological features were identified requiring smaller intervals. After December 2006, nominally 1m intervals were taken. 3.4% of diamond core sampling was submitted as whole core with 90.7% submitted as half core and the remaining 5.9% submitted as quarter core.

It should be noted that these sampling intervals are much smaller than the true width of overall mineralised zones, which is variable throughout the deposit, but is typically in excess of 30m.

After the marking out of the required interval, the core was cut in half by electric diamond blade core saw. The cut is made 1cm to the right (looking downhole) of the orientation line with the left side being retained and the other half broken up for assay.

In the upper oxide zone, where the core was too friable for diamond saw cutting, the procedure was to dry cut or cleave the core.

Core structure orientations were routinely recorded to assist in determining the controls on mineralisation, in establishing a reliable geological model for resource estimation, and to provide additional geotechnical information to determine likely blast fragmentation and pit stability characteristics.

The core is transferred from the trays and pieced together on a V-rail (angle iron) rack and the orientation line (bottom of hole), determined by the orientation tool recorded during drilling, is drawn along the entire length of the assembled core.

Geotechnical logging has recorded percentage core recovery, lithology, weathering and oxidation, rock strength, RQD percentage and rock defects including frequency, orientation, type and characteristics. A set of approximately 28 oriented core HQ3 core holes have been drilled radially outward from within the deposit through depths beyond an assortment of potential pit wall limits.

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11.3             Sample Recovery

Sample recovery for RC drilling was noted as very good and averages approximately 34kg per metre drilled. Bulk sample weights (on a per metre basis) have been recorded in the database for approximately two thirds of all RC samples drilled.

Sample recovery in Diamond holes was very good although recoveries for core from the moderate to highly weathered saprolite and highly fractured and brecciated zones returned poor recoveries. Keegan utilised HQ3 drilling to minimise the core loss in the weathered zones.

11.4   Sample Quality

The sampling procedures adopted for drilling are consistent with current industry best practise. Samples collected by diamond coring within the highly weathered zones are of moderate quality, with the remainder being high. Sample recoveries and quality for the RC drilling are high with drilling switching to diamond core once wet samples were noticed.

Dedicated drillhole twinning of the DC drilling and RC drilling has been completed by Keegan to determine if any negative bias has resulted in the DC drilling due to the use of water. A number of the DC holes had poor recovery in the highly weathered zone and there exists potential to wash the fine gold associated with the fractures and veining and therefore underestimate the gold content. Four DC and RC drillhole pairs are suitable for comparison and results indicate comparable intervals of mineralisation with broadly equivalent grades between DC and RC drilling. It is concluded that no bias exists between the DC and RC drilling. Graphical representation of the twinned drilling is presented in Appendix D.

RC field duplicate samples are routinely collected to allow assessment of the field sampling error (or bias) once the laboratory error, determined from analysis of pulp duplicates, has been subtracted. Acceptable reproducibility has been identified during an assessment of RC field duplicate data generated and no distinct bias is evident.

11.5   Sample Security

The close scrutiny of sample submission procedures by Keegan technical staff, and the rapid submission of samples from drilling for analysis, provides little opportunity for sample tampering. Equally, given the umpire assaying via an external international laboratory and the regular 'blind' submission of international standards to both the primary and umpire assay facilities, any misleading analytical data would be readily recognised and investigated.

Current Keegan sampling procedures require samples to be collected in staple closed bags once taken from the rig. They are then transported to the Esaase camp to be picked up by the laboratory truck. The laboratory truck then takes them to the laboratory directly.

Reference material is retained and stored at the Keegan exploration camp at Esaase, as well as chips derived from RC drilling, half-core and photographs generated by Diamond drilling, and duplicate pulps and residues of all submitted samples. Assessment of the data indicates that the assay results are generally consistent with the logged alteration and mineralisation, and are entirely consistent with the anticipated tenor of mineralisation.

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11.6             Analytical Laboratories

Preparation and assaying of samples from the Esaase deposit has been carried out at three independent laboratories:

■ SGS Tarkwa (SGS)                                      (from April 2007).

■ Transworld Tarkwa (TWL)                       (from October 2006).

■ ALS Kumasi (ALS)                                    (from November 2008).

11.7   Sample Preparation and Analytical Procedure

11.7.1   Transworld Tarkwa

The assay method applied by TWL Tarkwa for the Esaase drilling is summarised below. All aspects of sample preparation and analysis were undertaken at TWL Tarkwa.

■ Sample Preparation:

☐ 3kg or less of sample is dried, disaggregated, and jaw crushed to 3mm.

☐ Sample is pulverised to a nominal 95% passing -75 micron using an LM2 pulveriser.

☐ Two pulp samples are taken for analysis and pulp storage.

■ Sample Analysis:

☐ 50g charge, Fire Assay fusion, lead collection, AAS determination to 0.1ppm.

11.7.2   SGS Tarkwa

The methodology for the 50g fire assay from the SGS Tarkwa laboratory is the same as that completed at TWL. All aspects of sample preparation and analysis were undertaken at SGS Tarkwa. SGS is part of the global group of SGS laboratories with ISO/IEC 17025 accreditation. However, the laboratories have not been individually accredited.

11.7.3   ALS Kumasi

The assay method applied by ALS Kumasi for the Esaase drilling is summarised below. All aspects of sample preparation and analysis were undertaken at ALS Kumasi. ALS is part of the global group ALS Laboratory Group with ISO 9001:2000 accreditation. However, the laboratories have not been individually accredited.

■ Sample Preparation:

☐ 3kg or less of sample is dried, disaggregated, and jaw crushed to 2mm with a nominal 70% passing 2mm.

☐ Sample is pulverised to a nominal 85% passing -75 micron using an LM2 pulveriser.

☐ Two pulp samples are taken for analysis and pulp storage.

■ Sample Analysis:

☐ 50g charge, Fire Assay fusion, lead collection, AAS determination to 0.1ppm.

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11.8             Quality Control Procedures

The quality control procedures adopted by the Keegan and the relevant analytical laboratories are listed in point form below.

11.8.1   Keegan

Keegan has undertaken the procedures recommended by Coffey Mining from January 2007, and include:

■ Insertion of 34 (Geostats Standards and CDN Resource Standards) internationally certified standard reference material (5% of samples).

■ Insertion of Blank material (5% of samples).

■ RC Field duplicates taken (5% of samples).

■ Diamond Core Field duplicates completed by a second split at the 3mm jaw crushing stage.

■ Submission of selected Umpire samples to SGS Tarkwa and from January 2009 to present to Genalysis in Perth, Western Australia.

■ Review of the Keegan and the internal laboratory QC data on a batch by batch basis.

The assay quality control procedures applying to the various laboratories is summarised in the following sections.

11.8.2   SGS Tarkwa

The following quality control procedures are adopted by SGS which is part of the global group of SGS laboratories with ISO/IEC 17025 accreditation:

■ Cross referencing of sample identifiers (sample tags) during sample sorting and preparation with sample sheets and client submission sheet.

■ Compressed air gun used to clean crushing and milling equipment between samples.

■ Barren quartz 'wash' applied to the milling/pulverising equipment at the rate of 1:10.

■ Quartz washes assayed to determine the level of cross contamination.

■ Sieve tests are carried out on pulps at the rate of 1:50 to ensure adequate size reduction.

■ Assaying of certified standards at the rate of one per batch of 20.

■ A minimum of 5% (1:20) of the submitted samples in each batch are subject to repeat analysis.

■ Blank samples are inserted at the rate of approximately 1:30.

■ Industry recognised certified standards are disguised and inserted at a rate of 1:30.

■ Assaying of internal standards data.

■ Participation in two international round robin programs; LQSi of USA and Geostats of Australia.

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11.8.3             Transworld Tarkwa

TWL applies most of the QC procedures used by SGS although it only participates in the Geostats round robin umpire assay program and it does not utilise the CCLAS computer system. TWL Tarkwa was acquired by Intertek Minerals Group in October 2008. Intertek Minerals Group includes Genalysis Laboratory Services Pty Ltd of Australia and is ISO/IEC 17025 accredited, which includes the management requirements of ISO 9001: 2000.

11.8.4   ALS Kumasi

The following quality control procedures are adopted by ALS which is part of the global group
ALS Laboratory Group with ISO 9001:2000 accreditation:

■ Cross referencing of sample identifiers (sample tags) during sample sorting and preparation with sample sheets and client submission sheet.

■ Compressed air gun used to clean crushing and milling equipment between samples.

■ Barren 'wash' material applied to the milling/pulverising equipment at between sample preparation batches.

■ Quartz washes assayed prior to use to determine the level of cross contamination.

■ Sieve tests are carried out on pulps on a regular basis to ensure adequate size reduction.

■ Assaying of certified standards at the minimum rate of one per batch (dependant on batch size and assay technique).

■ A minimum of one of the submitted samples in each batch are subject to repeat analysis.

■ Blank samples are inserted at the beginning of each batch.

■ Participation in a number of international round robin programs which include CANMET of Canada and Geostats of Australia.

11.9   Quality Control Analysis

The quality control data analysed by Coffey Mining includes:

■ Standard and blanks (both Field and Laboratory).

■ RC Field duplicates.

■ Laboratory repeats.

■ Re-assayed pulps.

■ Umpire assaying.

The assay quality control data, as they pertain to resource estimates completed on the basis of data available, have been subset into the categories above, and reviewed separately.

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The quality control data has been assessed statistically using a number of comparative analyses for available datasets. The objectives of these analyses were to determine relative precision and accuracy levels between various sets of assay pairs and the quantum of relative error. The results of the statistical analyses are presented as summary plots, which include the following:

■ Thompson and Howarth Plot showing the mean relative percentage error of grouped assay pairs across the entire grade range, used to visualise precision levels by comparing against given control lines.

■ Rank % HARD Plot, which ranks all assay pairs in terms of precision levels measured as half of the absolute relative difference from the mean of the assay pairs (% HARD), used to visualise relative precision levels and to determine the percentage of the assay pairs population occurring at a certain precision level.

■ Mean v's % HARD Plot, used as another way of illustrating relative precision levels by showing the range of % HARD over the grade range.

■ Mean v's %HRD Plot is similar to the above, but the sign is retained, thus allowing negative or positive differences to be computed. This plot gives an overall impression of precision and also shows whether or not there is significant bias between the assay pairs by illustrating the mean percent half relative difference between the assay pairs (mean % HRD) .

■ Correlation Plot is a simple plot of the value of assay 1 against assay 2. This plot allows an overall visualisation of precision and bias over selected grade ranges. Correlation coefficients are also used.

■ Quantile-Quantile (Q-Q) Plot is a means where the marginal distributions of two datasets can be compared. Similar distributions should be noted if the data is unbiased.

Comments on the results of the statistical analyses for each laboratory are provided below while a compilation of the descriptive statistics and graphical plots are presented as illustrations in Appendix A.

11.9.1        Transworld Laboratory, Tarkwa

TWL Duplicate Repeats

At TWL, every 20th sample is duplicated. A duplicate is two separate samples taken from the total pulped sample. The pulp duplicates demonstrate adequate pulverisation and homogenous mixing through to the end stage of sample preparation. Duplicate repeats are analysed in the same batch and are therefore not subject to intra-batch variance. Only assays greater than 10 times the detection level (>=0.1ppm Au) are included in the assessment and data are divided into drillcore (HQ and NQ, 177 assays) and riffle split 1m RC drill chips (461 assays). Results show equivalent means between the duplicate repeats and precision within acceptable limits for both diamond core and RC samples.

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TWL Pulp Respray

After initial calibration of the AAS with control standards, the batch is sprayed (the aspirator tube is placed in the DIBK layer and approximately 1ml is sprayed into the AAS flame). On combustion, the absorbance is measured by the AAS and the strength of the absorbance is proportional to the gold concentration). At the end of spraying, the operator returns to every 10th samples and performs the same operation and this is the Pulp Respray or Respray Repeat. Respray Repeats provide a control on operation of the AAS machine. At the end, control samples are again presented to the AAS to verify that short term drift has not occurred. Only assays greater than 10 times the detection level (>=0.1ppm Au) are included in the assessment for a total of 1202 assays. Results show equivalent means between the duplicate repeats and precision well within acceptable limits.

TWL Check Repeats

Check repeats occur where high grade samples are encountered or where the result is out of sequence (e.g. 0.01-0.04-0.02-1.2-0.03: Result 1.2 is out of sequence and would be repeated). A repeat is a second 50g sample taken from the same kraft envelope as the original analysis (Au1) and is thus different from the duplicate repeat. Check Repeats are analysed later than the original assay (in a different batch) and may therefore be subject to intra-batch variance compared with the original result. Again, the pulp repeat demonstrates adequate pulverisation and homogenous mixing through to the end stage of sample preparation. Only assays greater than 10 times the detection level (>=0.1ppm Au) are included in the assessment and data are divided into drillcore (HQ and NQ, 265 assays) and riffle split 1m RC drill chips (573 assays). Check Repeat analyses data to September 2007 was available for review. Results show equivalent means between the duplicate repeats and precision within acceptable limits for both diamond core and RC samples.

TWL Pulp Reassay

Only pulp reassays greater than or equal to 10 times the detection level (0.1ppm Au) are considered for analysis and these comprise 1,615 riffle split 1m RC drill chip assays. Results show equivalent means between the duplicate repeats and precision within acceptable limits.

TWL Lab Standards and Blanks Analysis

Six certified standards were inserted by TWL into the sample batches at a rate of one in twenty in addition to preparation blanks and reagent blanks at a similar rate. The supplied database only contains lab standards analysis received to September 2007. A total of 3,512 standards and blanks assays are available for analysis. Results generally show a positive bias with results varying between -0.44% to 3.05% of expected values. This positive bias is more evident for higher grade standards.

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Table 11.9.1_1
Transworld Laboratory Tarkwa
Laboratory Submitted Blanks and Standards

	Expected Value	+/-10% (EV)		No of	Minimum	Maximum	Mean	% Within	% RSD	% Bias
Standard Name
	(EV)	(g/t)		Analyses	(g/t)	(g/t)	(g/t)	+/- 10 of EV	(from EV)	(from EV)
TWL Submitted Blanks
Reagent Blank	0.005	0.0045 to	0.0055	612	0.005	0.02	0.005	98.86	18.96	1.80
Sample Blank	0.005	0.0045 to	0.0055	1370	0.005	0.02	0.005	98.98	12.47	1.17
TWL Submitted Standards
BM292	1.48	1.33 to	1.63	66	1.41	1.60	1.50	100	2.62	1.1
ST06_5322	1.04	0.94 to	1.14	108	0.97	1.11	1.04	100	2.52	-0.44
ST06_5356	1.04	0.94 to	1.14	466	0.97	1.12	1.05	100	2.26	0.48
ST17_2290	0.78	0.70 to	0.86	595	0.72	0.85	0.79	100	2.68	1.61
ST343	1.286	0.18 to	0.22	218	0.19	0.23	0.20	98.62	3.91	2.09
ST364	8.59	7.73 to	9.45	68	8.20	9.31	8.85	100	3.10	3.05

Table 11.9.1_2
Transworld Laboratory Tarkwa
Field Submitted Blanks and Standards

	Expected Value	+/-10% (EV)		No of	Minimum	Maximum	Mean	% Within	% RSD	% Bias
Standard Name
	(EV)	(g/t)		Analyses	(g/t)	(g/t)	(g/t)	+/- 10 of EV	(from EV)	(from EV)
Keegan Submitted Blanks
Sample Blank	0.005	0.0045 to 0.0055		1279	0.01	0.2	0.02	-	-	-
Keegan Submitted Standards
CDN-BL-3	0.01	0.009 to 0.011		104	0.01	0.06	0.02	-	-	-
CDN- GS-15A	14.83	13.35 to 16.31		54	10.74	16.64	14.06	72.22	8.07	-5.22
CDN-GS-1C	0.99	0.89 to 1.09		246	0.91	1.19	1.04	82.93	4.46	4.94
CDN_GS_30A	35.25	31.73 to 38.78		27	33.53	41.05	36.1	88.89	4.64	2.42
CDN-GS-P5	0.52	0.47 to 0.58		76	0.45	0.62	0.52	85.53	6.51	-0.75
CDN-GS-P5B	0.44	0.40 to 0.48		246	0.33	0.54	0.46	75.61	6.48	5.31
G306-3	8.66	7.79 to 9.53		27	6.99	10.12	8.95	81.48	6.48	3.35
G396-5	7.36	6.62 to 8.10		53	5.25	9.89	7.44	75.47	10.47	1.03
G901-11C	1.34	1.21 to 1.47		281	1.05	1.67	1.41	80.43	6.08	5.14
G901-7	1.52	1.37 to 1.67		42	1.38	1.76	1.54	97.62	4.38	1.47
G901-9	0.69	0.62 to 0.76		149	0.51	0.87	0.71	77.18	7.58	2.48
G905-10	6.75	6.08 to 7.43		119	5.73	8.44	6.95	76.47	7.34	2.89
G905-5	0.52	0.47 to 0.57		159	0.45	0.64	0.52	89.31	6.57	0.63
G995-1	2.74	2.47 to 3.01		153	2.06	3.76	2.86	68.63	8.78	4.45
G997-9	5.16	4.64 to 5.68		207	4.00	6.35	5.47	63.29	8.04	6.09
G995-6	7.18	6.46 to 7.90		4	6.94	7.55	7.33	100	3.19	2.05

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11.9.2             SGS Laboratory, Tarkwa

SGS Duplicate Second Split

This comprises RC (339) and diamond core (73) field duplicates and is achieved by taking a second split at the 3mm jaw crushing stage of the sample preparation. Results show equivalent means and a high level of precision between the original and the reassay for both diamond core and RC samples.

SGS Replicate First Split

These assays represent a random repeat assay with four random repeats completed from each batch of 50 samples. A total of 582 Diamond core and 2,392 RC analyses are available for analysis. Results show equivalent means and an acceptable level of precision between the original and the reassay.

Lab Standards and Blanks Analysis

Four certified standards were inserted by SGS into the sample batches at a rate of one in twenty in addition to preparation blanks and reagent blanks at a similar rate. The supplied database only contains lab standards analysis received to September 2007. A total of 938 standards and blanks assays are available for analysis. Results show a relative low bias of up to -2.09%.

11.9.3   ALS Laboratory, Kumasi

ALS Duplicate Second Split

This comprises RC (3,056) and diamond core (2,155) duplicates and is achieved by taking a second split at the 3mm jaw crushing stage of the sample preparation. Only results >0.1ppm Au and <5ppm Au are considered. Results show equivalent means and a high level of precision between the original and the reassay for the diamond core samples. Results for the RC samples also demonstrate a high level of precision between the original and the reassay.

ALS Replicate

These assays represent a random repeat assay of a second sample taken from the original pulp. A total of 3,035 diamond core and 4,071 RC analyses are available for analysis. Only results >0.1ppm Au and <5ppm Au are considered. Results show the second mean is slightly lower than the original. Overall levels of precision between the original and the reassay are acceptable for both diamond core and RC samples (albeit on the low side of acceptable for RC).

ALS Intra Batch Analysis

These assays represent a random repeat assay analysed in a different assay batch to the first. Results show equivalent means and acceptable precision (although at the lower end) for both RC and diamond core samples.

Lab Standards and Blanks Analysis

Twenty two certified standards and one blank were inserted by ALS into the sample batches at a rate of one in twenty in addition to preparation blanks at a similar rate. A total of 9,957 standards and blanks assays are available for analysis. Results show extremely low levels of bias.

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Table 11.9.2_1
SGS Laboratory Tarkwa
Laboratory Submitted Blanks and Standards

	Expected Value	+/-10% (EV)	No of	Minimum	Maximum	Mean	% Within	% RSD	% Bias
Standard Name
	(EV)	(g/t)	Analyses	(g/t)	(g/t)	(g/t)	+/- 10 of EV	(from EV)	(from EV)
SGS Submitted Blanks
Reagent Blank	0.005	0.0045 to 0.0055	179	0.005	0.01	0.005	94.41	21.75	5.59
Sample Blank	0.005	0.0045 to 0.0055	157	0.005	0.02	0.005	92.99	36.84	9.55
SGS Submitted Standards
ST05_2286	2.36	2.12 to 2.60	151	2.14	2.52	2.33	100	2.09	-1.27
ST14_6368	0.41	0.37 to 0.45	164	0.38	0.42	0.40	100	2.26	-2.90
ST21_5327	6.83	6.15 to 7.51	122	6.21	7.35	6.76	100	2.64	-1.03
ST37_8229	1.73	1.56 to 1.90	165	1.62	1.84	1.71	100	1.76	-1.30

Table 11.2.2_1
SGS Laboratory Tarkwa
Field Submitted Blanks and Standards

	Expected Value	+/-10% (EV)	No of	Minimum	Maximum	Mean	% Within	% RSD	% Bias
Standard Name
	(EV)	(g/t)	Analyses	(g/t)	(g/t)	(g/t)	+/- 10 of EV	(from EV)	(from EV)
Keegan Submitted Blanks
Sample Blank	0.01	0.009 to 0.011	2097	0.005	0.2	0.025	-	-	-
Keegan Submitted Standards
CDN-BL-3	0.01	0.009 to 0.011	150	0.13	1.3	0.017	-	-	-
CDN- GS-15A	14.83	13.35 to 16.31	81	13.7	18.6	15.86	66.67	7.47	6.93
CDN-GS-1C	0.99	0.89 to 1.09	50	0.81	1.11	1.024	86	5.05	3.43
CDN_GS_30A	35.25	31.73 to 38.78	70	32.3	44.2	35.38	97.14	4.58	0.37
CDN-GS-P5B	0.44	0.40 to 0.48	161	0.27	0.54	0.47	55.90	8.44	7.30
G306-3	8.66	7.79 to 9.53	70	7.97	9.45	8.7	100	2.68	0.46
G396-5	7.36	6.62 to 8.10	81	6.51	7.54	6.91	97.53	1.86	-6.15
G901-1	2.58	2.32 to 2.84	40	2.56	2.77	2.63	100	1.76	2.07
G901-11C	1.34	1.21 to 1.47	222	1.18	1.43	1.30	99.55	1.97	-3.30
G901-7	1.52	1.37 to 1.67	78	1.29	1.72	1.39	35.90	7.83	-8.41
G901-9	0.69	0.62 to 0.76	373	0.53	0.81	0.65	69.44	6.03	-6.56
G905-10	6.75	6.08 to 7.43	271	6.06	7.22	6.80	99.63	2.30	0.69
G905-5	0.52	0.47 to 0.57	352	0.43	0.67	0.53	83.52	7.55	1.92
G995-1	2.74	2.47 to 3.01	410	2.38	3.40	2.66	96.10	4.14	-2.77
G997-9	5.16	4.64 to 5.68	344	4.08	5.65	4.95	97.97	3.23	-4.14
G995-6	7.18	6.46 to 7.90	48	6.65	7.38	6.87	100	1.41	-4.28

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Table 11.9.3_1
ALS Laboratory Kumasi
Laboratory Submitted Blanks and Standards

	Expected Value	+/-10% (EV)	No of	Minimum	Maximum	Mean	% Within	% RSD	% Bias
Standard Name
	(EV)	(g/t)	Analyses	(g/t)	(g/t)	(g/t)	+/- 10 of EV	(from EV)	(from EV)
ALS Submitted Blanks
Sample Blank	0.005	0.0045 to 0.0055	2,357	0.005	0.02	0.006	-	-	-
ALS Submitted Standards
OXE56	0.611	0.55 TO 0.672	617	0.56	0.66	0.605	100	2.58	-1.06
OXE86	0.613	0.552 to 0.674	226	0.57	0.65	0.608	100	2.22	-0.85
OXF65	0.805	0.725 to 0.886	754	0.75	0.9	0.803	99.87	2.14	-0.28
OXG60	1.025	0.922 to 1.127	125	0.95	1.1	1.035	100	3.13	0.98
OXG70	1.007	0.906 to 1.108	563	0.93	1.08	1.007	100	2.43	-0.04
OXG83	1.002	0.902 to 1.102	273	0.94	1.06	1.004	100	2.1	0.19
OXI54	1.868	1.681 to 2.055	43	1.77	2	1.853	100	3.01	-0.8
OXI67	1.817	1.635 to 1.999	1038	1.68	1.92	1.817	100	1.56	0.001
OXI81	1.807	1.626 to 1.988	58	1.76	1.86	1.805	100	1.32	-0.13
OXJ68	2.342	2.108 to 2.576	807	2.24	2.51	2.337	100	1.24	-0.23
OXK48	3.557	3.201 to 3.913	140	3.31	3.81	3.567	100	2.86	0.27
OXK69	3.583	3.225 to 3.941	451	3.41	3.84	3.594	100	1.75	0.31
OXK79	3.532	3.179 to 3.885	226	3.47	3.6	3.527	100	0.76	-0.13
OXN62	7.706	6.935 to 8.477	349	7.45	8.07	7.731	100	1.32	0.33
OXN77	7.732	6.959 to 8.505	271	7.55	8	7.744	100	0.93	0.16
OXP50	14.89	13.401 to 16.379	121	13.95	15.75	14.785	100	2.93	-0.7
OXP76	14.98	13.482 to 16.478	1	14.95	14.95	14.95	100	0	-0.2
SF30	0.832	0.749 to 0.915	324	0.78	0.89	0.826	100	2.27	-0.73
SH41	1.344	1.210 to 1.478	357	1.27	1.44	1.34	100	1.83	-0.31
SL34	5.867	5.280 to 6.454	140	5.53	6.28	5.887	100	2.48	0.34
SL46	5.86	5.274 to 6.446	688	5.49	6.13	5.857	100	1.32	-0.05
ST270	2.52	2.268 to 2.772	28	2.49	2.61	2.529	100	1.05	0.34

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Table 11.9.3_1
ALS Laboratory Kumasi
Field Submitted Blanks and Standards

	Expected Value	+/-10% (EV)	No of	Minimum	Maximum	Mean	% Within	% RSD	% Bias
Standard Name
	(EV)	(g/t)	Analyses	(g/t)	(g/t)	(g/t)	+/- 10 of EV	(from EV)	(from EV)
Keegan Submitted Blanks
Sample Blank	0.01	0.009 to 0.011	12,715	0.005	0.1	0.006	-	-	-
CDN-BL-3	0.01	0.009 to 0.011	126	0.005	0.04	0.009	-	-	-
Keegan Submitted Standards
CDN- GS-15A	14.83	13.35 to 16.31	50	11	16.85	14.78	96	5.48	-0.32
CDN_GS_30A	35.25	31.73 to 38.78	97	26.7	41.4	34.79	84.54	7.65	-1.32
CDN-GS-P5B	0.44	0.40 to 0.48	197	0.34	0.5	0.43	87.82	6.43	-3.48
G300-8	1.07	0.96 to 1.18	94	0.87	1.32	1.05	92.55	6.51	-1.44
G302-2	2.50	2.25 to 2.75	3	2.25	2.39	2.34	100	2.65	-6.53
G302-3	2.33	2.10 to 2.56	63	2.00	2.78	2.36	79.37	6.79	1.33
G302-7	2.14	1.93 to 2.35	90	1.98	2.45	2.17	94.44	4.74	1.25
G305-7	9.5	8.55 to 10.45	94	8.81	9.96	9.62	100	2.43	1.30
G306-3	8.66	7.79 to 9.53	594	7.55	9.83	8.75	97.47	3.69	1.06
G307-5	4.87	4.38 to 5.36	4	4.46	5.04	4.79	100	4.93	-1.59
G310-5	1.01	0.91 to 1.11	91	0.88	1.10	1.00	95.60	4.31	-0.63
G396-5	7.36	6.62 to 8.10	3	7.63	8.78	8.28	33.33	5.8	12.45
G397-2	4.49	4.04 to 4.94	91	4.02	5.02	4.54	93.41	4.98	1.03
G399-2	1.46	1.31 to 1.61	93	1.30	1.69	1.49	93.55	4.66	1.85
G900-7	3.22	2.90 to 3.54	39	2.94	3.55	3.25	97.44	4.46	1.08
G901-1	2.58	2.32 to 2.84	643	2.14	3.25	2.65	91.14	5.22	2.77
G901-11	1.34	1.21 to 1.47	385	1.18	1.55	1.35	95.58	4.57	0.42
G901-11C	1.34	1.21 to 1.47	87	1.16	1.59	1.34	90.81	5.82	0.09
G901-2	1.76	1.58 to 1.94	86	1.48	2.21	1.79	69.77	10.10	1.53
G901-7	1.52	1.37 to 1.67	513	1.27	1.71	1.49	95.13	4.56	-1.94
G901-9	0.69	0.62 to 0.76	603	0.41	0.82	0.67	85.74	6.60	-2.38
G902-7	1.41	1.27 to 1.55	95	1.15	1.68	1.44	85.26	7.00	1.85
G905-10	6.75	6.08 to 7.43	31	5.55	7.86	6.78	80.65	7.81	0.38
G905-5	0.52	0.47 to 0.57	574	0.36	0.62	0.50	90.59	5.89	-4.18
G905-8	2.55	2.29 to 2.80	2	2.35	2.71	2.53	100	7.11	-0.78
G907-4	3.84	3.46 to 4.22	90	3.57	4.30	3.92	96.67	4.18	2.11
G907-7	1.54	1.39 to 1.69	69	1.28	1.79	1.54	88.41	6.06	-0.19
G908-8	9.65	8.69 to 10.62	89	8.71	10.75	9.51	98.88	3.36	-1.41
G909-10	0.52	0.47 to 0.57	193	0.40	0.63	0.51	77.2	8.81	-1.38
G995-1	2.74	2.47 to 3.01	461	1.08	3.87	2.83	82	8.17	3.42
G997-3	1.41	1.27 to 1.55	84	1.13	1.79	1.41	83.33	7.94	0.27
G997-9	5.16	4.64 to 5.68	758	4.06	5.91	5.28	95.38	4.38	2.34
G999-6	7.18	6.46 to 7.90	447	6.07	8.34	2.29	96.64	3.7	1.53

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11.9.4             Keegan QAQC

Keegan Field Standards and Blanks

A total of 34 Certified Standards and one blank have been included in sample batches sent to TWL, ALS and SGS. Standards have been sourced from Geostats Pty Ltd and CDN Resource Standards and cover an appropriate grade range. Keegan routinely assesses the standards analysis data and any batches that display inappropriate bias are re-assayed at Keegan's request. A total of 28,275 assays were available for analysis. Where identifiable, outliers to the data which are obviously a misplaced standard have been removed from the data before analysis.

Results show a moderate positive bias of up to 6.09% for Transworld Laboratories. There is no relationship between grade and bias. One standard shows negative bias of -5.22%.

Blind standards analysis at SGS shows a spread of bias with one standard displaying a significant negative bias of up to -8.41%. In addition, one standard shows a positive bias of 6.93%. Again, there is no relationship between grade and bias.

Blind standards analysis at ALS shows a spread of bias from -4.18% to 3.42%.One standard, G396-5 displays positive bias of 12.45% however this is based on only 3 analyses and is therefore discounted. Standard G302-2 shows a negative bias of -6.53%, again this is based on only 3 analyses and is therefore discounted. It is observed that in general, negative bias is apparent at lower grades (<1g/t Au) and positive bias up to is seen in higher grade samples. Bias is considered low overall.

Keegan Field Duplicates

Field duplicates totalling 1,567, 7,093 and 2,802 have been sent to TWL, ALS and SGS respectively. Diamond core field duplicates consist of a portion of the "coarse rejects" obtained after the crushing stage. RC field duplicates consist of a second sample split from the reject sample in the field. Only assays returning values greater than ten times the detection limits (>0.1ppm Au) and less than 5g/t Au have been considered in the analysis.

Results for TWL, SGS and ALS show equivalent means and acceptable precision for both RC and diamond core samples.

Keegan Assay Resplits (Umpire)

In January and February 2007 a total of 1,197 RC samples were re-split and sent for analysis at SGS Tarkwa (TWL was the primary laboratory for the initial analysis).Only assays >0.1g/t Au are considered in the analysis and a total of 481 assay pairs are available for analysis. Results show a significantly lower mean (by 15.6%) for analysis completed at SGS (although this is significantly reduced if outliers to the data are removed). Review of the standards analysis indicates better accuracy was achieved by SGS Tarkwa.

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Subsequent batches of resampled drillcore and RC chips (primary lab TWL) sent in July and November 2008 to Genalysis, Perth have provided 232 drillcore assay pairs and 346 RC assay pairs >0.1g/t Au for assessment. Results demonstrate an acceptable degree of precision however the second or umpire mean is significantly lower in the case of both drillcore and RC chips. Again this is significantly reduced if outliers to the data (>10ppm Au) are removed. This suggests a minor potential issue regarding accuracy based on this data.

SGS Tarkwa has been utilised as a primary laboratory for the project between February 2007 and December 2008 and umpire samples have subsequently been sent to Genalysis of Perth for umpire analysis. Only assays >0.1g/t Au are considered in the analysis and a total of 148 drillcore and 648 RC assay pairs are available for analysis. Results show equivalent assay means for the RC pairs, however a significantly lower mean is recorded for the umpire drillcore assays (2.79ppm Au vs 2.34ppm Au).  If outliers to the data (>10ppm Au) are removed a significant convergence of the two means is demonstrated, however the umpire assay mean is still lower. Precision is acceptable for both RC and drillcore data, although accuracy is slightly problematic for the drill core based on this data.

ALS Kumasi has been utilised as a primary laboratory for the project since December 2008 and umpire samples have subsequently been sent to Genalysis of Perth for umpire analysis. Only assays >0.1g/t Au are considered in the analysis and a total of 475 drillcore and 650 RC assay pairs are available for analysis. Results demonstrate equivalent means and acceptable precision and accuracy for both data types.

The means of the assay pairs between TWL and Genalysis show high bias for TWL, a finding which is supported by Standards analysis and therefore indicates greater relative precision and accuracy at Genalysis.

11.10   Bulk Density Determinations

A total of 13,505 bulk density determinations have been collected for the Esaase Gold Project by Coffey Mining. The readings were taken over a range of lithological and weathered profiles by Coffey Mining technicians. The procedure used is detailed below and works on the Archimedies Principle. A custom set of "Bulk Density" scales with a weighing hook located underneath (purchased from Corstor South Africa) was utilised for the measurements:

■ 10cm billet of clean dry (dried in an oven for 4 hours at 60°C) core is wei ghed.

■ Core is immersed in paraffin wax then reweighed to establish weight of the wax.

■ Core is then suspended and weighed in water to determine the volume.

The Bulk Density is then calculated as:

■ Bulk Density core = [Mass core] / [(Mass air - Mass water) - (Mass wax / 0.9)].

A statistical analysis of the results is presented in Section 14.4.

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11.11             Adequacy of Procedures

It is the opinion of Coffey Mining that the sample preparation, sample security and analytical procedures associated with data generated to date are consistent with current industry practise and are considered entirely appropriate and acceptable for the style of mineralisation identified at Esaase.

11.12   QAQC Conclusions

Coffey Mining believes that the current QAQC systems in place at Esaase to monitor the precision and accuracy of the sampling and assaying are adequate and should continue to be implemented. Pertinent conclusions from the analysis of the available QAQC data include:

■ Use of Certified Standard Reference material has shown a minor relative low bias for SGS Laboratories, Tarkwa. Despite this precision and accuracy are within acceptable limits.

■ Use of Certified Standard Reference material has shown a relative high bias (poor accuracy) for Transworld Laboratories, Tarkwa and this interpretation is supported by the umpire analysis program. Drilling samples have not been submitted for assay to TWL Tarkwa since mid 2008. The bias only affects approximately 12% of the database and it is Coffey Mining's opinion that the evident bias is at the lower end of the scale and that the portion of the database affected is therefore acceptable for Resource Estimation purposes.

■ Repeat analyses (Field Duplicates and Assay Resplits) have confirmed that the precision of sampling and assaying is generally within acceptable limits for sampling of gold deposits.

■ Umpire analysis at Genalysis in Perth initially has shown a lack of precision between the various laboratories however, more recent umpire analysis has indicated an improvement (this pertains particularly to ALS, Kumasi). The higher assay mean for drillcore when comparing SGS vs Genalysis (SGS high) remains unexplained and contradicts the low bias indicated by use of Certified Standard Reference material inserted by Keegan in the sample stream.

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12             DATA VERIFICATION

Data verification steps undertaken by Coffey have included:

■ The drillhole database has been generated by Coffey Mining personnel on behalf of Keegan.

■ Checking of original assay certificates against the generated database.

■ Rigorous QAQC results analysis by Coffey to identify any irregularities.

■ Independent verification of drillhole collar locations by GPS during multiple site visits undertaken by Coffey personnel.

■ Visual verification of altered and mineralised drillcore during multiple site visits undertaken by Coffey personnel.

■ Dedicated twin hole drilling analysis by Coffey personnel.

It is Coffey Mining's opinion that the data supplied is suitable and adequate for the purposes of resource estimation.

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13            MINERAL PROCESSING AND METALLURGICAL TESTING

13.1    Metallurgical Testing

13.1.1   Testwork History

Three metallurgical test programs were completed and incorporated into the PFS, with metallurgical testwork on-going in preparation of the Definitive Feasibility Study (DFS).

The Phase 1 test program was completed in 2008, whilst the Phase 2 program was completed in 2009. The Phase 3 program, utilising PQ core was completed in 2010.

Testwork has largely been focused on the following areas:

■ Mineralogical investigation

■ Metallurgical response

■ Variability testing along the strike and at varying depths within the deposit

■ Gravity concentration

■ Reagent scoping tests and optimisations

■ Preg-robbing assessment

■ Comminution

■ Leach time optimisation

■ Tailings grading and elemental analysis

■ Flowsheet development

13.1.2   Mineralogy

Gold mineralisation from the North Zone, South Zone and Deep Zone of the Project was examined by Giovanni Di Prisco of Terra Mineralogical Services. A summary of his assessment is provided below.

Two main pulses of gold mineralisation were identified. It is believed that at an early stage, gold was deposited simultaneously to sulphides (mainly arsenopyrite and pyrite). This resulted in a pulse of fine to extremely fine gold particles occurring predominately as inclusions in arsenopyrite and also in pyrite. In addition, the grouping of very fine to extremely fine grained gold particles in arsenopyrite (spray of particles from ~ 5µm down to <0.2µm) strongly suggests that sub-microscopic bleb inclusions of gold in arsenopyrite also exist in the Esaase deposit. A second pulse of gold mineralisation was deposited post (main) sulphide phase and occurs predominately at gangue grain boundaries and along fractures cutting through silicate host rocks and sulphides. This second phase of gold mineralisation is markedly coarser (commonly >20µm) and carries the bulk of the gold mass observed in the Esaase samples.

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The main location of gold deposition occurs at selvages of quartz - iron carbonate veins cutting though the host rocks.

Native gold is by far the main gold carrier in the Esaase deposit (>99.5%). Very minor to trace amounts of electrum, native silver, and gold-silver telluride were also identified.

Overall, the majority of gold particles (by volume) occur at mineral grain boundaries and along fractures. Gold particles chiefly occur along mineral textures that would readily open under grinding stress (grain boundaries, fracture infills). Nevertheless, it was observed that there are substantially more gold particles occurring locked in sulphides in the samples from the South zone (approximately 20% inclusions) than in the North Zone (approximately 2% inclusion).

In the North Zone and Deep Zone, the majority of gold particles are intergrown with silicate gangue. Lesser amounts occur intergrown with sulphides (mainly pyrite and arsenopyrite), and only minor amounts with Iron carbonates. In the South Zone the main mineral association of gold particles is with sulphide gangue.

Most (more than 75%) of the gold particles identified in the North Zone and South Zone present a recalculated diameter finer than 5µm, whereas gold particles with a recalculated diameter coarser than 25µm account for only approximately 3% of all the identified particles. Yet, these 3% particles coarser than 25µm account for close to 75% of the gold volume observed. In the Deep Zone approximately 90% of the gold volume observed is contained in particles with recalculated diameter coarser than 25µm. This indicates that gold mineralisation at the Project is particularly well suited for recovery using gravity processes.

13.1.    Metallurgical Testwork

Phase 1 and Phase 2 Testwork

Lycopodium managed both Phase 1 and Phase 2 metallurgical test programs, which were completed by Amdel Mineral Laboratories Ltd in Perth, Western Australia (AMDEL).

The Phase 1 test program was based on the testing of individual drill core intercepts to determine metallurgical response at these locations. The Phase 2 program used composites assembled from the same core intercepts to determine a likely process flowsheet.

The Phase 1 testwork was designed to be diagnostic in nature, rather than predictive of final plant design conditions. Each sample had a grind time determination, followed by grinding to an 80% passing size (P80) of 45µm and cyanide leach testing. The fine grind size was intended to produce results indicative of the potential maximum recovery, including possible regrinding of a flotation concentrate.

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The main objective of the Phase 1 testwork was to:

■ Gain an understanding of the range of metallurgical response from the mineralisation types at the Project;

■ Determine how many composite samples would need to be tested to establish preliminary metallurgical design parameters; and

■ Identify metallurgical issues requiring further investigation, including refractory gold in sulphides, presence of preg-robbing carbonaceous material and the presence of coarse gold.

The main findings of the Phase 1 testwork are summarised below.

■ Strongly oxidised material averaged 91% gold extraction in agitation leaching and 87% in coarse bottle rolls (indicative of heap leaching), although the latter tests were performed on a smaller sample set. Cyanide consumed under agitation leaching conditions was 0.7kg/t, but only 0.2kg/t under coarse bottle roll test conditions.

■ Moderately to weakly oxidised material (Transition) averaged 71% extraction in agitation leaching, but results were highly variable. Bottle roll extractions on the same samples averaged 65% extraction. Cyanide consumption in agitation leaching was high, at 1.6kg/t, but only 0.3kg/t under bottle roll test conditions.

■ Unoxidised or fresh averaged 54% extraction under agitation leaching test conditions. Gold extraction varied from 15% to 91%. No bottle roll tests were done on fresh material. Cyanide consumption was high at 1kg/t, but lime addition rates were low at 0.4kg/t.

■ Approximately 30% of the gold identified in the samples tested was coarser than 106µm. Possibly a total of up to 70% of the gold may be close to or coarser than 106µm in size and a further 20% accessible at sizes coarser than 45µm.

■ Under the test conditions used, the presence of coarse gold resulted in reduced gold extraction which is assumed to be a function of the coarser grain size.

■ For all samples, increased manganese concentrations correlated with reduced gold extraction rates and/or reduced final extraction. The reason for the correlation was not defined.

■ There was no evidence that elements such as tellurium, copper or antimony are affecting gold extraction. Other complications such as high mercury or silver concentrations are also absent.

■ All samples contained organic carbon (TOC). TOC concentrations varied with oxidation state, with oxide material containing on average 0.06% TOC, transition ore samples 0.2% and fresh 0.35%. Gold extraction by coarse bottle rolls (10 day duration) showed a very strong relationship with TOC concentrations, declining from 90% extraction at 0.05% TOC to 60% at 0.3% TOC.

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■ In agitation leach tests there was no detectable preg-robbing effect on oxide and transition material. Only one fresh sample showed direct evidence of preg-robbing, in the form of a declining leach curve and a very low final extraction (19%). However, one other sample with a lower final gold extraction (15%) had the highest TOC concentration, at 0.56%. It is suspected that the presence of slowly leaching coarse gold both contributed to the low extraction and masked the effects of preg-robbing.

■ The leach tests suggested that refractory gold in sulphides is not a major problem at the Project. Pyrite concentration in the ore is relatively low, with none higher than 1%. Calculated arsenopyrite concentrations were quite high, ranging from <0.1% to 2.8%, but showed no relationship to gold extractions. Size by size recoveries on oxide and fresh material suggested less than 5% of gold is occluded in sulphides. Further mineralogical investigations were recommended to confirm gold in sulphide occlusion.

■ The lower gold extraction values achieved in some transition and fresh material indicated that the mineralised material exhibits some metallurgical variability. Following Phase 1 testwork this was attributed to the presence of coarse gold, rather than gold in sulphides.

■ Based on the presence of coarse gold, Phase 1 testwork indicated that the prospects for heap leaching of fresh and transition material would be poor.

■ Oxidation state appeared to be the best available predictor of potential heap leach recovery within the geological database. Oxide material attained the highest gold dissolution in bottle roll tests. This appears to be due to the low concentrations of carbonaceous material (indicated by low TOC) in the Oxide material.

■ Bulk density and rock porosity measurements can be used to distinguish fresh from oxide materials, but do not otherwise correlate with bottle roll extraction.

■ Samples modelled into the transition zone could not be uniquely distinguished from oxide material by any measured physical parameter, although on average their metallurgical performance lay between that of oxide and fresh material.

■ Gold extractions did not correlate with head grade. Residue grades appeared to vary rather than being constant. This may reflect the impact of coarse, free gold on the flowsheets tested. It was concluded that metallurgical testwork results were unlikely to be affected significantly by sample grade, within reasonable limits.

■ Gravity / flotation concentrate and tails leaching of fresh material gave extractions of 92% at a P80 of 150µm. This improved to 97% at a P80 of 75µm.

■ Intermittent coarse bottle rolls on Oxide material crushed to 22mm, 12mm and 6mm showed extractions of 78%, 77% and 86% after 10 days. A follow up column leach on mineralised material crushed to 12mm and agglomerated with 4kg/t cement gave an extraction of 77.7% after 64 days. At this point the leach curve was still rising. Overall cyanide consumption was low at 0.19kg/t.

■ Mineralogical investigation of an oxide and fresh sample provided limited information as observed gold occurrences were rare. Most of the gold observed was coarse.

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■ All Fresh samples had similar comminution characteristics, but oxide and transition samples were much more variable. The hardest oxide samples required similar energy input to the hardest fresh samples. Although not quantifiable, it is likely that the presence of vein quartz influenced grinding energy in oxide and transition samples. Results of the comminution testwork are provided in Table 13.1.3_1.

Table 13.1.3_1
Esaase Gold Project
Summary Comminution Testwork

	Bond Work Index		Bond		SMC Test Results
			Abrasion
Sample	Ball	Rod	Index		A x b	t 10 at 1kWh/t
	(kWh/t)	(kWh/t)	(g)	Value	Category	Value	Category
KEDD 510 (Fresh)	14.8	17.5	0.2557	38.7	Mod hard	28.2	Mod hard
KEDD 511+521 (oxide)	9.2	8.8	0.0839	93.9	Soft	48.6	Soft
Oxide Master Composite	NA	NA	NA	141.5	Very soft	55.0	Very soft

The Bond Work Index and SMC test results are consistent and indicate that fresh material is moderately hard. Oxide material is soft with a low energy demand.

In summary, the presence of coarse gold indicated that a gravity concentration stage was warranted and that incorporation of a gravity concentration circuit may negate some of the variability indicated in agitated leach testwork.

The Phase 2 program was designed to develop a scoping study level process flowsheet, which was used as a basis of the Preliminary Economic Assessment (PEA) that was issued in May 2010.

The Phase 2 program was based on two major composites, namely Variability Fresh Composite (VFC) and Variability Oxide Composite (VOC) to represent the overall mineralised zones intended for treatment.

In addition to further defining the metallurgical performance of the various material types, the Phase 2 program addressed comminution, gravity separation and CIL leaching.

The main findings of the Phase 2 testwork are summarised below.

■ Results of the comminution testwork were consistent with the Phase 1 test results.

■ Coarse Ore Bottle Roll Testwork indicated a low recovery of 24.3% for the VFC composite and a moderate recovery of 73.9% for the VOC composite. Reagent consumption was moderate for both samples. These results confirmed that while heap leaching may be possible on oxide material, it would be uneconomical on fresh material.

■ Gold recovery by gravity concentration was assumed as 40% for the calculation with a concentrate leach extraction of 97% based on the master concentrate leach at a P80 of 150µm.

■ Solution loss was assumed at 0.01g/t.

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■ Gold recovery was estimated as follows:

☐ Fresh material                            : 94.4%

☐ Oxide material                            : 93.3%

Phase 3 Testwork

The Phase 3 metallurgical testing program was managed by Keegan and reviewed by Lycopodium and was designed to build on the results of the Phase 1 and Phase 2 testwork and to provide metallurgical design information to support both the Pre-feasibility and Definitive Feasibility Study stages of Project.

Testwork or testwork interpretation for the Phase 3 testwork was completed by the following companies:

■ AMDEL, who performed the majority of the metallurgical testwork.

■ SGS Mineral Services in Lakefield Ontario, Canada, who completed selected comminution testwork and confirmatory gravity concentration / CIL tests.

■ Outotec Pty Ltd, Perth, Australia, who provided thickener testing and sizing.

■ Knelson Gravity Solutions in Langley, B.C., Canada, who provided gravity recoverable gold (GRG) characterisation testing and Acacia reactor design and specification.

■ Orway Mineral Consultants (OMC) Perth, Australia, who interpreted the grinding test results, performed the grinding circuit modelling and provided recommendations for mill sizing and power requirements.

PQ core (84mm diameter) was selected to provide samples of sufficient quantity and particle size for comminution testing. Bore hole locations were selected to obtain samples from each of the defined mineralised zones, representing the variation in deposit characteristics with depth and along strike.

The PQ drillholes were located along section or fence lines from south to north along the strike of the deposit. The deposit is divided into:

     ● South Zone, Drill Fence Lines 8,640m to 9,120m.
    ● North or Main Zone, Drill Fence Lines 9,360m to 10,640m.
    ● Northern Extension, Drill Fence Lines 10,640m to 11,480m.

The PQ holes were located to obtain metallurgical samples of the South and North (Main) zones, which are included in the current resource model. In the South Zone, four PQ holes were drilled at 80 metre spacing along an approximate 240 metre strike length. In the North Zone, 15 PQ holes were drilled at a 80 metre spacing in the southern end, and at a 40 metre spacing in the northern end, along an approximate strike length of 800 metres. The core holes were drilled on a 45 degree angle and perpendicular to strike to intercept the mineralisation.

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Figures 13.1.3_1, Figure 13.1.3_2 and Figure 13.1.3_3 provide location plans of the metallurgical drillholes for the Main Zone, South Zone and the North Zone respectively.

621000
621500
622000
725500
725000
724500
724000
KEDD790
KEDD419
KEDD538
KEDD541
KEDD552
KEDD539
KEDD540
KEDD727
KEDD542
KEDD536
KEDD761
KEDD726
KEDD947
KEDD537
KEDD763
KEDD729
KEDD730
KEDD728
KEDD582
KEDD946
KEDD725
KEDD831
KEDD749
KEDD949
KEDD750
KEDD724
KEDD723
KEDD722
KERC504
KEDD721
KERC281
Legend
DH Collars
DH Collars All
D-Zone Composite from RC Cuttings
HQ Core Down-Dip Assay Rejects
Infill HQ December 2010
Infill Main Zone RC
Infill PQ
Master Composites From PC Core
Northern Extension RC Composite
DH_Trace
Exploration_Grid
Elevation Contours (20m)
Streams
Au 1150 Pit Footprint Inferred
Waterbodies
0
0.125
0.25
Kilometers
Keegan Resources (Ghana) Ltd.
Esaase Gold Project
August 16 2011
Drawn By: GG
Datum: WGS84
1:7,500 Scale
UTM Zone 30N
Drill Location Map
Main Zone

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620000
620500
621000
724500
724000
723500
723000
N
KEDD582
KEDD831
KEDD949
KERC504
KERC281
KEDD754
KERC221
KEDD751
KEDD752
KEDD753
Legend
DH Collars
DH Collars All
D-Zone Composite from RC Cuttings
HQ Core Down-Dip Assay Rejects
Infill HQ December 2010
Infill Main Zone RC
Infill PQ
Master Composites From PC Core
Northern Extension RC Composite
DH_Trace
Exploration_Grid
Elevation Contours (20m)
Streams
Au 1150 Pit Footprint Inferred
Waterbodies
0 0.125 0.25 Kilometers
Keegan Resources (Ghana) Ltd.
August 16 2011
Esaase Gold Project
Drawn By: GG
Datum: WGS84
1:7,500 Scale
UTM Zone 30N
Drill Location Map
South Zone

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621000
621500
622000
726500
726000
725500
725000
KERC443
KERC660
KEDD667
KEDD746
KERC671
KERC649
KERC581
KERC244
KERC243
KERC245
KERC310
KEDD760
KEDD419
KEDD538
KEDD541
KEDD552
KEDD540
KEDD727
KEDD536
KEDD761
KEDD726
KEDD763
KEDD729
KEDD730
KEDD728
KEDD725
KEDD749
Legend
DH Collars
DH Collars All
D-Zone Composite from RC Cuttings
HQ Core Down-Dip Assay Rejects
Infill HQ December 2010
Infill Main Zone RC
Infill PQ
Master Composites From PC Core
Northern Extension RC Composite
DH_Trace
Exploration_Grid
Elevation Contours (20m)
Streams
Au 1150 Pit Footprint Inferred
Waterbodies
0 0.125 0.25
Kilometers
Keegan Resources (Ghana) Ltd.
August 16 2011
Esaase Gold Project
Draw n By: GG
Datum: WGS84
1:7,500 Scale
UTM Zone 30N
Drill Location Map
North and "D" Zone

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During Phase 1 and Phase 2, ore mineralisation was classified into three main types based on rock alteration and degree of weathering. They were:

■ Oxide for strongly oxidised material found near the topographic surface;

■ Transition for weakly oxidised material; and

■ Fresh for unoxidised material located beneath the zone of weathering.

Mineralised core intervals were selected based on gold grade and weathering classification. The lengths were chosen to represent potentially mineable intervals. The average grade of the interval selected was at or above the lower cutoff grade, commonly near the average grade of the deposit, and within the oxide, transition or fresh zones. Two metres of core were added to either end of a given interval to provide information on the bounding low grade or waste rock, which would be practically included in a bulk mining operation. No direct correlation has been found between lithology and mineralised grade and distribution.
Mineralisation cuts across lithological boundaries and consists primarily of:

■ Fine gold associated with sulphide mineralisation within shales or at lithology contacts; and

■ Coarse gold associated with cross-cutting quartz carbonate veins.

The Phase 3 metallurgical testing program began with the three PQ core master composites to establish the optimum baseline conditions, including particle size, gravity separation, leaching/CIL and solid liquid separation parameters. Variability testing was then performed on composited intervals from all three sample groups, PQ core, HQ core assay rejects and RC drills cuttings.

Extractive metallurgical testing investigated three related flowsheets. The base flowsheet was gravity / CIL, as tested during previous metallurgical campaigns. The additional flowsheets built on the gravity / CIL flowsheet, adding either an additional gravity separation or flotation concentration steps to improve gold recovery. The flowsheets investigated include:

■ Gravity / CIL flowsheet, which simulated grind, centrifugal concentration in the grinding circuit and CIL leaching of the gravity tailing. The gravity concentrate was subjected to high intensity cyanidation. This was the base case flowsheet.

■ Enhanced gravity separation flowsheet, which simulated grind, centrifugal concentration in the grinding circuit, spiral concentration of the cyclone overflow (gravity tailing), regrind of the spiral concentrates and CIL leaching of the combined reground concentrate and gravity tailing.

■ Flotation flowsheet, which simulated grind, centrifugal concentration in the grinding circuit, flotation of the cyclone overflow, regrind of the flotation concentrates and CIL leaching of the combined reground flotation concentrates and gravity tailing.

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Key drivers in the selection of the flowsheet are:

■ The ore contains coarse free gold, which is amenable to gravity concentration;

■ The ore contains organic carbon, with significant gold loading or preg-robbing characteristics; and

■ The ore contains a high specific gravity component, including the minor amounts of sulphide minerals pyrite and arsenopyrite, which include fine gold that is not liberated at typical grind sizes and consequently does not leach to completion under standard CIL circuit operating conditions.

Whilst testwork during Phase 1, Phase 2 and the initial stages of Phase 3 focused on determining the most favourable design parameters utilising a conventional flowsheet comprising primary and secondary grinding, gravity separation using a centrifugal concentrator and leaching of the gravity tail via carbon-in-leach (CIL) to minimise preg-robbing by organic carbon present in the ore, further Phase 3 testwork focused on applying the gravity concentration / CIL flowsheet to individual drill intercept samples to define metallurgical performance variability across the deposit.

An additional step was introduced into the testwork procedure at this time to reduce the high mass recovery to concentrate generated by the laboratory Knelson Concentrator. This change in procedure resulted in the identification of a high specific gravity, and/or sulphidic component of the ore containing very fine gold that is attached to, or encapsulated within sulphide minerals such as arsenopyrite. This gravity concentrate material had been treated successfully using intensive cyanide leaching but, due to the physical deportment of the gold within it, standard CIL leach conditions failed to achieve the target residue grade. Testwork has demonstrated that incorporation of an additional gravity concentration step into the flowsheet with regrinding of this gravity concentrate prior to conventional CIL successfully addresses this issue, generating the low leach residue grades reported during Phase 1 and Phase 2 testwork.

Flotation testwork has demonstrated that producing a throw-away tail is possible in a single roughing stage when processing fresh material. However, it appears likely that leaching of the flotation tail would be necessary to achieve optimum gold recovery from oxide and transition material. Consequently, incorporation of flotation into the flowsheet was ruled out.

13.1.4   Process Flowsheet

Based on testwork completed to date, adoption of the following flowsheet was recommended for the PFS:

■ Primary crushing;

■ Grinding circuit comprising primary (SAG) and secondary (Ball) mills;

■ Recovery of free gold from the cyclone feed stream by centrifugal concentrators;

■ Gold recovery by intensive cyanide leaching of concentrate produced by the centrifugal concentrators;

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■ Recovery of the high SG fraction from cyclone overflow using spiral concentrators;

■ Regrinding of spiral concentrate to a P80 of approximately 20 µm;

■ Gold recovery from spiral tails and reground spiral concentrate in a conventional carbon-in-leach (CIL) circuit;

■ Split AARL carbon elution; and

■ Detoxification of residual cyanide in CIL tailings using the Inco Air-SO2 process.

Table 13.1.4_1 summarises the recommended process design criteria inputs derived from metallurgical testwork completed to date.

Table 13.1.4_1
Esaase Gold Project
Summary Process Design Criteria

Item			Unit	Oxide	Fresh
1.	Physical	LOM average grade	g/t Au	1.153	1.119
	Characteristics	UCS	MPa	2	77
		Crushing Work Index	kWh/t	2.9	4.3
		Bond Rod Work Index	kWh/t	9.7	16.7
		Bond Ball Work Index	kWh/t	9.4	13.6
		Abrasion Index		0.079	0.179
		SMC	A x b	140.9	45.6
2.	Grinding	Cyclone overflow P80	µm	106	150
3.	Gravity	Gold recovery in Knelson concentrate	%	38%	42%
	Concentration	Mass recovery to Knelson concentrate	%	0.02%	0.02%
		Gold dissolution in ILR	%	98%	98%
4.	Enhanced Gravity	Mass recovery to concentrate	%	5.9%	6.4%
	Concentration	Concentrate regrind P80	µm	20	20
5.	CIL	Leach feed pulp density	% w/w	50%	50%
		CIL discharge pulp density (typical)	% w/w	49%	49%
		Final residue grade	g/t Au	0.076	0.096
		Solution tail	ppm Au	0.01	0.01
		Cyanide in CIL tail	g/m3	100	100
		Cyanide addition	kg/t	0.43	0.47
		Lime consumption	kg/t	0.80	0.88
6.	Gold Recovery	Gold recovery	%	92.0%	91.1%

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14             MINERAL RESOURCE ESTIMATES

Coffey Mining has estimated the Mineral Resource for the Esaase Gold Project as at 1st August 2011. All grade estimation was completed using Multiple Indicator Kriging ('MIK') and Ordinary Kriging ('OK') for gold. This estimation approach was considered appropriate based on review of a number of factors, including the quantity and spacing of available data, the interpreted controls on mineralisation, and the style and geometry of mineralisation. In the case of the Main and South Domains, MIK was chosen as the estimation method as the mineralisation has been interpreted as a thick, tabular continuous horizon of mineralisation with a highly variable gold grade distribution and a relatively large number of drillhole intersections. Within these domains higher grade veins are emplaced in a lower grade background and the individual mineralisation boundaries of these high grade veins can be difficult to define. MIK has therefore been chosen as an appropriate grade estimation method to adequately define the mineralisation.

OK has been chosen as an appropriate grade estimation method for the other interpreted domains as overall, they are thinner mineralised bodies with less drillhole intersections and sharper margins to the mineralised bodies. The estimation was constrained with geological and mineralisation interpretations.

As a result of further (staged) resource definition, several generations of resource estimates have been generated over the last four years, each one resulting in significant upgrades in resource classification, as well as significant increases in the total resource delineated at the Project.

In 2007 a resource estimate was released by Coffey Mining on behalf of Keegan and detailed in a previous 43-101 report, dated December 2007. This resource is summarised in Table 14_1 below.

Table 14_1
Esaase Gold Deposit
December 2007 Resource Grade Tonnage Report
(Multiple Indicator Kriging; 5mE x 16mN x 2.5mRL Selective Mining Unit)

	Lower Cutoff Grade	Tonnes	Average Grade	Ounces
	(g/t Au)	Mt	(g/t Au)	Kozs
	0.4	6.943	1.2	264
	0.6	5.414	1.4	240
Indicated	0.8	3.975	1.6	208
	1.0	2.852	1.9	176
	1.2	2.104	2.2	150
	0.4	43.898	1.1	1,620
	0.6	31.941	1.4	1,432
Inferred	0.8	23.158	1.7	1,237
	1.0	17.070	1.9	1,062
	1.2	12.986	2.2	919

Note: Appropriate rounding has been applied

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The resource estimate was updated as detailed in a 43-101 report dated April 2009 and summarised in Table 14_2 below.

Table 14_2 Esaase Project April 2009 Resource Grade Tonnage Report Multiple Indicator Kriging Estimate 8mE x 10mN x 2.5mRL Selective Mining Unit
	Lower Cutoff Grade	Tonnes	Average Grade	Ounces
	(g/t Au)	(Mt)	(g/t Au)	(Mozs)
	0.4	57.987	1.2	2.278
	0.5	49.248	1.4	2.153
	0.6	41.942	1.5	2.025
Indicated	0.7	35.748	1.7	1.898
	0.8	30.656	1.8	1.777
	0.9	26.322	2.0	1.660
	1.0	22.782	2.1	1.552
	0.4	41.664	1.2	1.653
	0.5	34.054	1.4	1.546
	0.6	28.573	1.6	1.451
Inferred	0.7	24.430	1.7	1.365
	0.8	20.649	1.9	1.275
	0.9	17.914	2.1	1.201
	1.0	15.852	2.2	1.139

Note: Appropriate rounding has been applied

Subsequent to the April 2009 update a further resource estimate was completed as detailed in a 43-101 report dated February 2011 and summarised in Table 14_3 below.

Table 14_3
Esaase Gold Project
Multiple Indicator Kriging Estimate (8mE x 10mN x 2.5mRL Selective Mining Unit) with
Ordinary Kriging Estimate (10mE x 40mN x 5mRL Parent Cell)

Lower Cutoff Grade	Tonnes	Average Grade	Ounces
(g/t Au)	(Mt)	(g/t Au)	(Kozs)
0.3	99.60	1.1	3,390
0.4	84.85	1.2	3,230
0.5	71.62	1.3	3,040
0.6	60.37	1.5	2,850
Indicated
0.7	51.16	1.6	2,660
0.8	43.39	1.8	2,480
0.9	37.11	1.9	2,310
1.0	31.99	2.1	2,150
0.3	57.71	1.0	1,770
0.4	50.07	1.0	1,680
0.5	41.46	1.2	1,560
0.6	34.10	1.3	1,430
Inferred
0.7	28.15	1.4	1,310
0.8	23.26	1.6	1,190
0.9	19.27	1.7	1,080
1.0	16.28	1.9	990

Note: appropriate rounding has been applied

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14.1             Database Validation

The resource estimation was based on the available exploration drillhole database which was compiled by Coffey Mining. The database has been reviewed and validated by Coffey Mining prior to commencing the resource estimation study.

Data included samples from extensive trenching, but only the RC and diamond drilling sample data were included for use in the modelling process. A total of 915 RC and diamond drillholes were used in the resource modelling study for a total of 199,179m of drilling.

Checks made to the database prior to modelling included:

■ No overlapping intervals.

■ Downhole surveys at 0m depth.

■ Consistency of depths between different data tables.

■ Check gaps in the data.

A total number of 145 samples from 6 sample batches were destroyed during a fire at the SGS laboratory in Tarkwa. These samples have been replaced by -999 in the database (essentially treating them as absent values for the purposes of resource estimation).

Other changes that were made to the database prior to loading into Vulcan included:

■ Replacing less than detection limit samples with half detection limit values.

■ Replacing intervals with no sample with -999 (essentially treating them as absent values for the purposes of resource estimation).

■ Replacing intervals with assays not yet received with -999 (essentially treating them as absent values for the purposes of resource estimation).

14.2   Geological Interpretation and Modelling

Based on grade information and geological logging and observations, oxidation and mineralised domain boundaries have been interpreted and wireframes modelled to constrain resource estimation for the Esaase Gold Project. Interpretation and digitising of all constraining boundaries has been undertaken on cross sections orientated at 100º (drill line orientation) with all design strings snapped to the drillhole intervals. The resultant digitised boundaries have been used to construct wireframe surfaces or solids defining the three- dimensional geometry of each interpreted feature. The interpretation and wireframe models have been developed using the Vulcan mine planning software package.

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14.2.1             Mineralisation Interpretation

For the purpose of resource estimation, five mineralised domains were interpreted and were modelled on an approximate lower cutoff grade of 0.3g/t Au. The domains are listed below and depicted in Figure 14.2.1_1 and Figure 14.2.1_2.

■ Main Domain: Zone 100. Previously one complex wireframe has been interpreted to comprise the Main Domain. For the purposes of the current estimation, seven separate wireframes (sub domain 101 to 107) have been constructed to constrain the mineralisation comprising the Main Domain. These seven wireframes have been incorporated together as it has been recognised that there are no physical or statistical characteristics to form the basis for separation into separate domains. This is a moderately to steeply dipping zone hosting the bulk of the mineralisation and entirely contained within the sedimentary sequence. This domain dips steeply towards the northwest and is depicted in Figure 14.2.1_1 on the right.

■ South Domain: Zone 200. Mineralisation to the south of the previous Zone 100 and depicted on the left in Figure 14.2.1_1. Strike continuation to the main bulk of the mineralisation with minor offset to the west.

■ North Domain: Zone 300 and representing the northern extension of the main footwall Domain, Zone 100. Steeply dipping and striking more northerly than the main zone.

■ D1 Domain: Zone 400. Occupies a structurally separate position to Zone 100 and occurs higher in the stratigraphical sequence above the main trend of the mineralisation, this domain is mainly hosted in a felsic intrusive compositionally similar to tonalite. The domain is subdivided into 3 sub domains (401 to 403) and is itself structurally offset by a possible NE trending fault.

■ B Domain: Zone 500. A northerly striking, vertically dipping zone of mineralisation to the west of the main mineralised structure. The zone comprises metasediment hosted mineralisation which is of a similar style but a weaker tenor than the main zone.

14.2.2    Weathering Interpretation

Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises strongly weathered saprolite, moderately weathered saprock, transition material and fresh units. In general, the weathering surfaces broadly parallel the topographical profile, although weathering tends to be deeper within zones of mineralisation and tends to parallel the footwall to the mineralisation where the footwall approaches the surface. On some sections, the intermixing of the weathering types can be quite complicated. All of the weathering surfaces have been utilised for dividing the gold mineralisation into secondary domains for statistical analysis and incorporated into the resource model for the purposes of assigning tonnage factors. Figure 14.2.2_1 is an example section (at 9,840mN, local grid) showing the distribution of weathering types and the interpreted position of the top of fresh rock.

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Figure 14.2.1_1
Mineralisation Interpretation SE Oblique View

B Zone
D Zone
North Zone
Main Zone
South Zone
726500 Y
726000 Y
725500 Y
725000 Y
724500 Y
724000 Y
723500 Y
723000 Y
722500 Y
722000 Y
MAPTEK

400 L
350 L
300 L
250 L
200 L
150 L
100 L
50 L
0 L
-50 L
621000 E
621050 E
621100 E
621150 E
621200 E
621250 E
621300 E
621350 E
621400 E
621450 E
621500 E
621550 E
621600 E
621650 E
621700 E
621750 E

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14.3             Compositing

The resource dataset has been described in Section 10. In summary, samples were composited to 3m downhole lengths with residual intervals less than 1.0m length being added to the previous composite (residual retention). Prior to retention of residual composites, statistical analysis was undertaken to determine the impact on mean gold grades. Retention of these residual composites was deemed to have negligible impact on mean grades and was therefore considered appropriate. The resulting file contained 15,596 composites with gold grades within mineralised domains.

14.4   Statistical Analysis

The lengths of the samples were statistically assessed prior to selecting an appropriate composite length for undertaking statistical analyses, variography and grade estimation. Summary statistics of the sample length indicates that 94.3% of the samples were collected at 1m intervals or less, 5.7% were collected at intervals greater than 1m and less than or equal to 2m and 102 intervals were sampled at irregular intervals greater than 2m and less than 3.5m.

Summary statistics were generated on raw samples to compare assayed RC samples and DC samples. Only assays with values greater than 0.3g/t Au were considered. These are presented in Table 14.4_1. The means of two types of sampling are similar with the medians being equivalent. Differences may be explained by the effect of high grade outliers and the focussing of DC drilling in areas of better mineralisation (i.e. the comparative datasets are not precisely collocated nor the intervals composited, and therefore the results are indicative only).

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Table 14.4_1
Esaase Gold Project
RC vs DC Summary Statistics
Raw Sample Intervals

Item	RC	DC
Count	18,639	9,959
Minimum	0.310	0.306
Maximum	214.32	215
Mean	1.674	1.872
Median	0.73	0.740
Standard Deviation	4.847	5.656
Variance	23.493	31.995
CV	2.895	3.021

Further statistical analysis was undertaken based on 3m composites of the gold assay data for the resource dataset drilling completed at the Esaase Gold Project. All composites inside the zonal wireframes were flagged as separate domains. A total of 15,597 composites were used in the modelling process from a total of 915 RC and diamond drillholes.

Separate statistics were generated for each domain. The data was further subdivided, and flagged, into sub-domains based on weathering profile. Summary statistics for each modelled domain are presented in Table 14.4_2.

Table 14.4_2
Esaase Gold Project
Domain Composite Statistics (Au g/t) - Uncut

Domain	Sub-Domain	N	Min	Max	Mean	Median	Std Dev	Variance	CV
	Fresh	7,432	0.002	71.833	0.872	0.39	1.989	3.955	2.28
	Transition	1,645	0.003	47.387	1.092	0.43	2.757	7.603	2.524
Zone 100	Moderately Oxidised	2,779	0.005	75.63	0.975	0.437	2.506	6.281	2.571
	Strongly Oxidised	1046	0.001	72.643	0.913	0.38	2.75	7.565	3.012
	All	12,902	0.001	75.63	0.926	0.407	2.284	5.218	2.468
	Fresh	1,078	0.005	47.53	1.162	0.44	2.981	8.889	2.566
	Transition	140	0.005	14.51	0.923	0.45	1.538	2.364	1.666
Zone 200	Moderately Oxidised	431	0.005	35.717	1.08	0.444	2.98	8.879	2.758
	Strongly Oxidised	132	0.001	36.487	1.195	0.353	3.557	12.656	2.976
	All	1,781	0.001	47.53	1.126	0.437	2.94	8.644	2.611
	Fresh	156	0.005	15.152	1.386	0.623	2.229	4.969	1.608
	Transition	49	0.007	13.12	1.588	0.647	2.371	5.622	1.493
Zone 300	Moderately Oxidised	53	0.005	9.17	1.553	0.553	1.994	3.976	1.284
	Strongly Oxidised	22	0.057	3.71	0.838	0.487	0.974	0.949	1.162
	All	280	0.005	15.152	1.41	0.623	2.139	4.576	1.517
	Fresh	273	0.005	22.59	1.171	0.61	2.259	5.105	1.93
	Transition	24	0.025	9.81	1.165	0.57	2.156	4.65	1.85
Zone 400	Moderately Oxidised	42	0.005	12.273	1.294	0.57	2.277	5.185	1.76
	Strongly Oxidised	11	0.007	1.787	0.65	0.432	0.539	0.291	0.829
	All	350	0.005	22.59	1.169	0.607	2.217	4.913	1.896
	Fresh	244	0.005	3.56	0.561	0.31	0.638	0.407	1.137
	Transition	1	1.74	1.74	1.74	1.74	-	-	-
Zone 500	Moderately Oxidised	6	0.353	1.36	0.668	0.533	0.356	0.127	0.533
	Strongly Oxidised	33	0.083	2.327	0.882	0.738	0.597	0.356	0.677
	All	284	0.005	3.56	0.605	0.367	0.638	0.407	1.055
All Domains		15,597	0.001	75.63	0.957	0.417	2.348	5.513	2.454

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Figure 14.4_1 to 14.4_5 shows log histograms and probability plots of gold grades. Populations of gold grades are close to lognormal and show strong positive skewness for all domains and this is typical of many gold deposits. The coefficients of variation ('CV') are moderately high indicating that it may be difficult to maintain a high degree of selectivity in mining. Of note is the possibility of a bimodal distribution exhibited by plots for the D Zone.

Log Histogram Plot
(zone 100)
Frequency (%)
0
1
2
3
4
5
0.1
1
10
100
auppm (g/t)

Probability Plot (Unweighted)
(zone 100)
Probability
99.99
99.9
99
95
90
80
70
60
50
40
30
20
10
5
1
0.1
0.01
0.001
0.01
0.1
1
10
100
auppm (g/t)

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Log Histogram Plot
(zone 200)
Frequency (%)
aupom (g/t)
0.1
1
10
100

Probability Plot (Unweighted)
(zone 200)
Probability
aupom (g/t)
0.001
0.01
0.1
1
10
100

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Log Histogram Plot
(zone 300)
Frequency (%)
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
0.1
1
10
100
auppm (g/t)
Probability Plot (Unweighted)
(zone 300)
Probability
1
5
10
20
30
40
50
60
70
80
90
95
99
0.001
0.01
0.1
1
10
100
auppm (g/t)

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Log Histogram Plot
(zone 400)
Frequency (%)
auppm (g/t)
0.1
1
10
100

Probability Plot (Unweighted)
(zone 400)
Probability
auppm (g/t)
0.001
0.01
0.1
1
10
100
99
95
90
80
70
60
50
40
30
20
10
5
1

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Probability Plot (Unweighted)
(zone 500)
Probability
99
95
90
80
70
60
50
40
30
20
10
5
1
0.001
0.01
0.1
1
10
auppm (g/t)

Log Histogram Plot
(zone 500)
Frequency (%)
11
10
9
8
7
6
5
4
3
2
1
0
0.1
1
10
auppm (g/t)

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Bulk density determinations were coded by weathering interpretation in the database and density values for the weathering subdivisions were subsequently extracted from the database. Sufficient data exists to enable bulk density to be examined on a per domain basis. Histograms, log histograms and probability plots were generated and examined. Samples exist in the databases that pertain to areas outside of the resource area and these have been excluded prior to examination of the data. Summary statistics are presented in Table 14.4_3 below.

Table 14.4_3
Esaase Gold Project
Density Statistics
			(t/m3)

Domain	Sub-Domain	N	Min	Max	Mean	Median	Std Dev	variance	CV
	Strongly Oxidised	523	1.66	2.866	2.26	2.28	0.187	0.035	0.083
	Moderately Oxidised	1318	1.558	3.813	2.33	2.35	0.182	0.033	0.078
Zone 100
	Transition	737	1.8	3.17	2.483	2.495	0.186	0.035	0.075
	Fresh	8371	1.07	4.338	2.75	2.77	0.12	0.014	0.044
	Strongly Oxidised	56	1.881	3.01	2.321	2.319	0.22	0.049	0.095
	Moderately Oxidised	214	1.763	2.932	2.345	2.331	0.18	0.033	0.077
Zone 200
	Transition	125	2.14	2.83	2.509	2.49	0.16	0.026	0.064
	Fresh	1142	1.12	4.12	2.784	2.79	0.11	0.012	0.039
	Strongly Oxidised	-	-	-	-	-	-	-	-
	Moderately Oxidised	-	-	-	-	-	-	-	-
Zone 400
	Transition	-	-	-	-	-	-	-	-
	Fresh	159	2.55	2.87	2.747	2.752	0.05	0.002	0.018
	Strongly Oxidised	-	-	-	-	-	-	-	-
	Moderately Oxidised	-	-	-	-	-	-	-	-
Zone 500
	Transition	-	-	-	-	-	-	-	-
	Fresh	93	2.64	3.37	2.821	2.77	0.153	0.023	0.054

Conditional statistics for data within each domain to be estimated by Multiple Indicator Kriging are listed in Table 14.4_4.

Table 14.4_4 Esaase Gold Project Indicator Class Means
Domain
Zone 100			Zone 200
Probability	Grade Threshold	Class Mean	Probability	Grade Threshold	Class Mean
Threshold	(Au g/t)	(Au g/t)	Threshold	(Au g/t)	(Au g/t)
0.254	0.15	0.066	0.180	0.1	0.042
0.389	0.28	0.212	0.334	0.25	0.173
0.495	0.4	0.337	0.472	0.4	0.322
0.595	0.55	0.469	0.566	0.55	0.469
0.667	0.7	0.617	0.646	0.7	0.62
0.738	0.9	0.792	0.716	0.9	0.794
0.790	1.1	0.993	0.766	1.1	0.989
0.830	1.3	1.196	0.805	1.3	1.2
0.858	1.5	1.387	0.839	1.5	1.42
0.887	1.75	1.614	0.865	1.75	1.625
0.913	2.1	1.904	0.893	2.1	1.896
0.931	2.5	2.275	0.921	2.6	2.346
0.949	3	2.727	0.942	3.5	3.072
0.967	4.1	3.487	0.962	4.5	3.876
0.977	5.35	4.687	0.975	6	5.164
0.989	8.85	6.629	0.988	13	8.574
Max	Max	16.564	Max	Max	22.345

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14.5             High Grade Outlier Analysis

MIK and OK are appropriate methods to estimate the gold grades for the Esaase Gold Project as previously described. However, the grade datasets for the various estimation domains are characterised by moderately high CV values, indicating that high-grade values contribute significantly to the mean grades reported for the various datasets (with the exception of Zone 500).

The effects of the highest grade composites on the mean grade and standard deviation of the gold dataset for each of the estimation domains have been investigated by compiling and reviewing plots displaying point series of the mean grade and standard deviation of the datasets as successive high-grade data are removed in descending order. These plots were generated for each of the modelled domains. The resultant plots were reviewed together with probability plots of the sample populations and an upper cut for each dataset was chosen coinciding with a pronounced inflection or increase in the variance of the data. Composite data was viewed in 3D to determine the clustering or otherwise of these highest grades observed in each domain to assess the appropriateness of the high grade cut. Clustering of the highest grades in one or more particular areas may indicate that the grades do not require to be cut and need to be dealt with in a different way. A list of the determined upper cuts applied and their impact on the mean grades of the datasets is provided in Table 14.5_1 and the high grade cuts listed have been applied to the OK estimates throughout.

It should be noted that while gold grades are not cut or capped for the purposes of MIK estimation the use of cut grades is employed for variography and the change of support process and high grade cuts have been implemented prior to the calculation of the intra class statistics (Table 14.4_4). As MIK estimates are essentially a series of OK estimates applied to the binary transformation of a series of indicator cutoffs, high grade cutting will have no effect on the resultant MIK estimate unless the high grade cut is lower than the chosen upper indicator cutoff and this scenario would be considered highly sub-optimal in the context of MIK estimation. A full description of the MIK estimation method with change of support is provided in Section 14.7.2.

Table 14.5_1 Esaase Gold Project
Outlier Analysis - Au ppm

Block		Max	Mean		CV					Number
	Data			Dev		Cut	Mean	Dev	CV	Data Cut	in Mean
100	12,902	75.63	0.926	2.284	2.468	21	0.898	1.804	2.009	25	3.0%
200	1,781	47.53	1.126	2.939	2.61	18	1.051	2.15	2.047	9	6.7%
300	280	15.152	1.41	2.135	1.514	11	1.381	1.977	1.432	3	2.1%
400	350	22.59	1.169	2.213	1.893	7	1.023	1.264	1.236	6	12.5%
500	284	3.56	0.605	0.638	1.055	2.4	0.594	0.598	1.007	5	1.8%

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14.6             Variography

14.6.1             Introduction

Variography is used to describe the spatial variability or correlation of an attribute (gold, silver etc). The spatial variability is traditionally measured by means of a variogram, which is generated by determining the averaged squared difference of data points at a nominated distance (h), or lag (Srivastava and Isaacs, 1989). The averaged squared difference (variogram or g(h)) for each lag distance is plotted on a bivariate plot, where the X-axis is the lag distance and the Y-axis represents the average squared differences (g(h)) for the nominated lag distance.

Several types of variogram calculations are employed to determine the directions of the continuity of the mineralisation:

■ Traditional variograms are calculated from the raw assay values.

■ Log-transformed variography involves a logarithmic transformation of the assay data.

■ Gaussian variograms are based on the results after declustering and a transformation to a Normal distribution.

■ Pairwise-relative variograms attempt to 'normalise' the variogram by dividing the variogram value for each pair by their squared mean value.

■ Correlograms are 'standardised' by the variance calculated from the sample values that contribute to each lag.

Fan variography involves the graphical representation of spatial trends by calculating a range of variograms in a selected plane and contouring the variogram values. The result is a contour map of the grade continuity within the domain.

The variography was calculated and modelled in the geostatistical software, Isatis. The rotations are tabulated as dip and dip direction of major, semi-major and minor axes of continuity. Modelled correlograms were generally shown to have good structure and were used throughout the MIK and OK estimation while Gaussian grade variograms back transformed to normal space were used for the change of support process.

14.6.2             Esaase Gold Deposit Variography

Grade and indicator variography was generated to enable grade estimation via MIK and change of support analysis to be completed. In addition, Gaussian variograms were also examined as part of the change of support process. Seven out of the 16 indicator thresholds for Zones 100 and 200 (Table 14.4_4) had variograms modelled. Interpreted anisotropy directions correspond well with the modelled geology and overall geometry of the interpreted domains. Modelled variography for all domains is presented in Appendix B.

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14.6.3             Zone 100

Grade variography (Gaussian back transformed) shows good structure and displays moderate anisotropy between the major and semi-major axes. Two spherical models have been fitted to the experimental correlogram, with the variogram exhibiting a moderate relative nugget effect (calculated by dividing the nugget variance by the sill variance) of 46%. The short- range structure, which has been modelled with ranges of 25m, 15m and 7m for the major, semi-major and minor axis respectively, accounts for 44% of the non-nugget variance. The overall ranges fitted to the Zone 100 correlogram are 110m, 60m and 25m for the major, semi-major, and minor axis respectively.

The interpreted major direction of continuity dips at approximately 37º towards 024º. The modelled grade variogram plot is provided in Figure 14.6.3_1.

Modelled indicator correlograms display a range of relative nugget values from 40% to 60%. Table 14.6.3_1 presents the fitted grade and indicator variogram models for Zone 100.

14.6.4   Zone 200

Grade variography (Gaussian back transformed) shows good structure and displays moderate anisotropy between the major and semi-major axes. Two spherical models have been fitted to the experimental correlogram, with the correlogram exhibiting a moderate relative nugget effect (calculated by dividing the nugget variance by the sill variance) of 45%. The short- range structure, which has been modelled with ranges of 30m, 16m and 7m for the major, semi-major and minor axis respectively, accounts for 36% of the non-nugget variance. The overall ranges fitted to the Zone 200 variogram are 130m, 65m and 18m for the major, semi- major, and minor axis respectively.

The interpreted major direction of continuity dips at approximately 54º towards 009º. Table 14.6.4_1 presents the fitted grade variogram and indicator variogram models for Zone 200 while the grade variogram plot is provided in Figure 14.6.4_1 and Appendix B.

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Table 14.6.3_1
Esaase Gold Project
Zone 100 Variogram Models

			Rotation			Structure 1				Structure 2
	Relative
Grade Variable or	Nugget		(dip/dip dir)		Relative		Range (m)		Relative		Range (m)
Indicator Threshold	(C0)				Sill 1				Sill 2
		Major	Semi Major	Minor	(C1)	Major	Semi Major	Minor	(C2)	Major	Semi Major	Minor
Grade Variography (back transformed Gaussian Variogram)
Gold (Au gt)	1.61	-37.159/23.987	-46.041/242.176	-20/130	1.51	25	15	7	0.33	110	60	25
Indicator Variography (correlograms)
0.10(1)	0.3	-37.159/23.987	-46.041/242.176	-20/130	0.42	26	20	9	0.28	122	85	29
0.28(1)	0.35	-37.159/23.987	-46.041/242.176	-20/130	0.4	24	19	8	0.25	118	83	27
0.40	0.4	-37.159/23.987	-46.041/242.176	-20/130	0.42	23	17	7	0.18	115	80	25
0.55(2)	0.425	-37.159/23.987	-46.041/242.176	-20/130	0.41	22	17	6.5	0.165	115	77.5	24.5
0.70	0.45	-37.159/23.987	-46.041/242.176	-20/130	0.4	21	17	6	0.15	115	75	24
0.853)	0.475	-37.159/23.987	-46.041/242.176	-20/130	0.385	20.5	16	6	0.14	112.5	72.5	19.5
1.10	0.5	-37.159/23.987	-46.041/242.176	-20/130	0.37	20	15	6	0.13	110	70	15
1.30(4)	0.52	-37.159/23.987	-46.041/242.176	-20/130	0.365	18.5	13.5	5.5	0.115	107.5	65	13
1.50	0.54	-37.159/23.987	-46.041/242.176	-20/130	0.36	17	12	5	0.1	105	60	11
1.75(5)	0.555	-37.159/23.987	-46.041/242.176	-20/130	0.35	17	12	4.5	0.095	100	58.5	10
2.10	0.57	-37.159/23.987	-46.041/242.176	-20/130	0.34	17	12	4	0.09	95	57	9
2.50(6)	0.595	-37.159/23.987	-46.041/242.176	-20/130	0.33	16	11	3.5	0.075	80	56	8.5
3.00	0.62	-37.159/23.987	-46.041/242.176	-20/130	0.32	15	10	3	0.06	65	55	8
4.10(7)	0.635	-37.159/23.987	-46.041/242.176	-20/130	0.305	14	10	3	0.06	57.5	47.5	7.5
5.35	0.65	-37.159/23.987	-46.041/242.176	-20/130	0.29	13	10	3	0.06	50	40	7
8.85(8)	0.7	-37.159/23.987	-46.041/242.176	-20/130	0.27	13	10	4	0.03	45	35	6

Note:
   1.  Assumed model based on 0.40 Au g/t variogram model
2.	Assumed model based on 0.40 Au g/t and 0.70 Au g/t variogram models
3.	Assumed model based on 0.70 Au g/t and 1.10 Au g/t variogram models
4.	Assumed model based on 1.10 Au g/t and 1.50 Au g/t variogram model
5.	Assumed model based on 1.50 Au g/t and 2.10 Au g/t variogram model
6.	Assumed model based on 2.10 Au g/t and 3.00 Au g/t variogram models
7.	Assumed model based on .00 Au g/t and 5.35 Au g/t variogram models
8.	Assumed model based on 5.35 Au g/t variogram model

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Table 14.6.4_2
Esaase Gold Project
Zone 200 Variogram Models
	Relative		Rotation			Structure 1				Structure 2
Grade Variable or	Nugget		(dip/dip dir)		Sill 1		Range (m)		Sill 2		Range (m)
Indicator Threshold
	(C0)	Major	Semi Major	Minor	(C1)	Major	Semi Major	Minor	(C2)	Major	Semi Major	Minor
Grade Variography
Gold (Au gt)	2.097	-54.469/9.358	-28.024/231.170	-20/130	1.678	30	16	7	0.867	130	65	18
Indicator Variography (correlograms)
0.10(1)	0.35	-54.469/9.358	-28.024/231.170	-20/130	0.45	30	27	10	0.2	135	95	27
0.25(1)	0.38	-54.469/9.358	-28.024/231.170	-20/130	0.43	25	23	8	0.19	130	90	23
0.40	0.4	-54.469/9.358	-28.024/231.170	-20/130	0.42	23	20	7	0.18	120	85	20
0.55(2)	0.415	-54.469/9.358	-28.024/231.170	-20/130	0.41	22	18	6.5	0.175	115	80	18.5
0.70	0.43	-54.469/9.358	-28.024/231.170	-20/130	0.4	21	16	6	0.17	110	75	17
0.90(3)	0.45	-54.469/9.358	-28.024/231.170	-20/130	0.385	20.5	15.5	5.5	0.165	102.5	67.5	15.5
1.10	0.47	-54.469/9.358	-28.024/231.170	-20/130	0.37	20	15	5	0.16	95	60	14
1.30(4)	0.485	-54.469/9.358	-28.024/231.170	-20/130	0.355	19	15	4.5	0.16	95	57.5	14
1.50	0.5	-54.469/9.358	-28.024/231.170	-20/130	0.34	18	15	4	0.16	95	55	14
1.75(5)	0.525	-54.469/9.358	-28.024/231.170	-20/130	0.32	16.5	13.5	4	0.155	85	52.5	14
2.10	0.55	-54.469/9.358	-28.024/231.170	-20/130	0.3	15	12	4	0.15	75	50	14
2.60(6)	0.575	-54.469/9.358	-28.024/231.170	-20/130	0.29	15	11	4	0.135	67.5	45	13.5
3.50	0.6	-54.469/9.358	-28.024/231.170	-20/130	0.28	15	10	4	0.12	60	40	13
4.50(7)	0.65	-54.469/9.358	-28.024/231.170	-20/130	0.24	13.5	10	3.5	0.11	55	37.5	11.5
6.00	0.7	-54.469/9.358	-28.024/231.170	-20/130	0.2	12	10	3	0.1	50	35	10
13.0(8)	0.75	-54.469/9.358	-28.024/231.170	-20/130	0.18	10	8	3	0.07	40	30	8

Note:
1. Assumed model based on 0.40 Au g/t variogram model
2. Assumed model based on 0.40 Au g/t and 0.70 Au g/t variogram models
3. Assumed model based on 0.70 Au g/t and 1.10 Au g/t variogram models
4. Assumed model based on 1.10 Au g/t and 1.50 Au g/t variogram model
5. Assumed model based on 1.50 Au g/t and 2.10 Au g/t variogram model
6. Assumed model based on 2.10 Au g/t and 3.50 Au g/t variogram models
7. Assumed model based on 3.50 Au g/t and 6.00 Au g/t variogram models
8. Assumed model based on 6.00 Au g/t variogram model

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14.6.5    Zones 300 to 500

Grade variography (to be used for OK estimation) for Zones 300 to 500 generally shows less well defined structure than the other domains and this can be attributed to the lesser number of samples contained within each domain. Correlograms have been calculated and modelled and the parameters are detailed in Table 14.6.5_1. Correlogram plots are included in the Appendix B.

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Table 14.6.5_1
Esaase Gold Project
Variogram Models - Zones 300 to 500

			Rotation			Structure 1				Structure 2
Domain	Nugget		(dip/dip dir)		Sill 1		Range (m)		Sill 2		Range (m)
	(C0)
		Major	Semi Major	Minor	(C1)	Major	Semi Major	Minor	(C2)	Major	Semi Major	Minor
Grade Variography
300	1.51	0/20	-70/290	-20/110	1.58	10	8	8	1.44	80	45	12
401, 402, 403	0.4	0/50	-70/320	-20/140	0.27	15	10	7	0.33	95	40	20
500	0.35	0/10	-80/100	-10/280	0.38	11	11	5	0.38	73	73	20

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14.7             Block Modelling

14.7.1             Introduction

A three-dimensional block model was constructed for the Esaase Gold deposit, covering all the interpreted mineralisation zones and including suitable additional waste material to allow later pit optimisation studies.

14.7.2   Block Construction Parameters

Two sub-block models were used to construct the Esaase mineralisation and background models (Table 14.7.2_1 and Figure 14.2.1_1). Block coding was completed on the basis of the block centroid, wherein a centroid falling within any wireframe was coded with the wireframe solid attribute. The block model was rotated to 045º to adequately represent the overall strike direction of mineralisation.

Table 14.7.2_1
Esaase Gold Project
Block Model Construction Parameters

		Origin	Extent	Parent/Sub Block
		(m)	(m)	Size
	Easting	619,163.592	1,600	20/2.5
Main
	Northing	723,970.696	4,520	20/2.5
Zone
	RL	-250	750	10/1
	Easting	620,300	400	20/2.5
B Zone	Northing	725,560	1,240	40/2.5
	RL	-250	750	10/1

The parent block size was selected on the basis of the average drill spacing (40m and 80m section spacing) and the variogram models. A parent block size of 20mE x 20mN x 10mRL was selected as appropriate for the Main Zone and parent block size of 20mE x 40mN x 10mRL for the B Zone. Sub-blocking to a 2.5mE x 2.5mN x 1mRL size was completed for both models to ensure adequate volume representation.

The attributes coded into the block models included the weathering and mineralisation models. A visual review of the wireframe solids and the block model indicated correct flagging of the block model.

Bulk density has been coded to the block models based on the weathering profile. The average bulk density for each subdivision, as presented in Table 14.4_3, was coded via a block model script. In the case where bulk density data is missing for any zone/weathering subdivision, the bulk density for the corresponding subdivision in Zone 100 was assumed. A description of the density measurement methodology can be found in Section 10.

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14.8             Grade Estimation

14.8.1             Introduction

Resource estimation for the Esaase mineralisation was completed using MIK within Zones 100 and 200. Other Domains (Zones 300 to 500 inclusive) were estimated via Ordinary Kriging. Ordinary Kriging, Inverse Distance Squared and Nearest Neighbour estimates were also completed within these domains to allow comparison with the post processed E-type mean.

Grade estimation was carried out using the Vulcan implementation of the GSLIB kriging algorithms. Calculation of selective mining unit estimates was undertaken using the Coffey Mining developed scripts. A description of the MIK estimation methodology is provided in Section 14.8.2.

14.8.2    The Multiple Indicator Kriging Method

The MIK technique is implemented by completing a series of Ordinary Kriging ("OK") estimates of binary transformed data. A composite sample, which is equal to or above a nominated cutoff or threshold, is assigned a value of 1, with those below the nominated indicator threshold being assigned a value of 0. The indicator estimates, with a range between 0 and 1, represent the probability the point will exceed the indicator cutoff grade. The probability of the points exceeding a cutoff can also be considered broadly equivalent to the proportion of a nominated block that will exceed the nominated cutoff grade.

The estimation of a complete series of indicator cutoffs allows the reconstitution of the local histogram or conditional cumulative distribution function (ccdf) for the estimated point. Based on the ccdf, local or block properties, such as the block mean and proportion (tonnes) above or below a nominated cutoff grade can be investigated.

Post MIK Processing - E-Type Estimates

The E-type estimate provides an estimate for the grade of the total block or bulk-mining scenario. This is achieved by discretising the calculated ccdf for each block into a nominated number of intervals and interpolating between the given points with a selected function (e.g.: the linear, power or hyperbolic model) or by applying intra-class mean grades. The sum of all these weighted interpolated points or mean grades enables an average whole block grade to be determined.

The following example shows the determination of an E-type estimate for a block containing three indicator cutoffs.

The indicator cutoffs and associated probabilities calculated are:

		Cutoff Grade	Indicator Probability
Indicator
		Aug/t	(cumulative)
minimum grade *		0	0.00 **
indicator 1		1	0.40
indicator 2		2	0.65
indicator 3		3	0.85
maximum grade *		4	1.00 **
Note : *	Cutoff grades determined by the user.
**	Indicator probability is assumed at the minimum and maximum cutoff.

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The whole block grade can now be determined in this block with the following parameters used for the purposes of the interpolation:

■ Number of discretisation intervals: 4.

■ Linear extrapolation between all points (median grade between nominated cutoffs).

The worked example is then calculated with the following steps:

■ Interval 1 (0-1g/t Au)median grade x probability/proportion attributed to the interval (0.5g/t Au x 0.40 = 0.200).

■ Interval 2 (1 - 2g/t Au) median grade x proportion (1.5g/t Au x 0.25 = 0.375).

■ Interval 3 (2 - 3g/t Au) median grade x proportion (2.5g/t Au x 0.20 = 0.500).

■ Interval 4 (3 - 4g/t Au) median grade x proportion (3.5g/t Au x 0.15 = 0.525).

■ Calculate total gradeaverage all calculated intervals ((0.2+0.375+0.500+0.525)/1) =1.60g/t Au.

It is also possible from this example to calculate the proportion and grade above a nominated cutoff (e.g. 2g/t - at sample support or complete selectivity). The following steps would be undertaken to calculate the tonnes and grade at sample selectivity using a 2g/t cutoff:

■ Interval 3 (2 - 3g/t Au) median grade x proportion (2.5g/t Au x 0.20 = 0.500).

■ Interval 4 (3 - 4g/t Au) median grade x proportion (3.5g/t Au x 0.15 = 0.525).

■ Calculate total gradeaverage all calculated intervals ((0.500+0.525)/0.35) = 2.93g/t Au with 0.35% of the block above the cutoff.

The effect of using a non-linear model to interpolate between cutoffs is to shift the grade weighting associated with that cutoff away from the median. For Esaase, the intra-class means based on the cut composite data have been used to reconstitute the ccdf and produce block statistics.

It is noted, however, that the calculation of the E-type estimate and complete selectivity often does not allow mine planning to the level of selectivity which is proposed for production. To achieve an estimate which reflects the levels of mining selectivity envisaged, a selective mining unit ("SMU") correction is often applied to the calculated ccdf.

Support Correction (Selective Mining Unit Estimation)

A range of techniques are known to produce a support correction and therefore allow for selective mining unit emulation. The common features of the support correction are:

■ Maintenance of the mean grade of the histogram (E-type mean).

■ Adjustment of the histogram variance by a variance adjustment factor (f ).

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The variance adjustment factor, used to reduce the histogram or ccdf variance, can be calculated using the variogram model. The variance adjustment factor is often modified to account for the likely grade control approach or 'information effect'.

In simplest terms, the variance adjustment factor takes into account the known relationship derived from the dispersion variance:

Total variance = variance of samples within blocks + variance between blocks.

The variance adjustment factor is calculated as the ratio of the variance between the blocks and the variance of the samples within the blocks, with a small ratio (e.g. 0.10) indicating a large adjustment of the ccdf variance and large ratio (e.g. 0.80) representing a small shift in the ccdf.

Two simple support corrections that are available include the Affine and Indirect Lognormal correction, which are both based on the permanence of distribution. The discrete Gaussian model is often applied to global change of support studies and has been generated on the composite dataset as a comparison. The indirect lognormal correction was applied to the Esaase MIK grade estimates.

Indirect Lognormal Correction

The indirect lognormal correction can be implemented by adjusting the quantiles (indicator cutoffs) of the ccdf with the variance adjustment factor so that the adjusted ccdf represents the statistical characteristics of the block volume of interest.

This is implemented with the following formula:

q' = a x qb
q = quantile of distribution.
q' = quantile of the variance-reduced distribution.

where the coefficients a and b, are given by the following formula:

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At the completion of the quantile adjustments, grades and tonnages (probabilities are then considered a pseudo tonnage proportion of the blocks) at a nominated cutoff grade can be calculated using the methodology described above (E-type). The indirect lognormal correction, as applied to the Esaase deposit, is the best suited of the common adjustments applied to MIK to produce selective mining estimates for positively skewed distributions.

14.9   Estimation Parameters

14.9.1   Multiple Indicator Kriging Parameters

MIK estimates were completed for Zones 100 and 200 using the indicator correlogram models (Section 14.6), and a set of ancillary parameters controlling the source and selection of composite data. The sample search parameters were defined based on the variography and the data spacing, and a series of sample search tests performed in Isatis geostatistical software. A total of 16 indicator thresholds were estimated for Zones 100 and 200 (see Table 14.4_4).

The sample search parameters are provided in Table 14.9.1_1. Hard domain boundaries were used for the estimation of Zone 100 and 200 throughout. A three-pass estimation strategy was applied to each domain, applying progressively expanded and less restrictive sample searches to successive estimation passes, and only considering blocks not previously assigned an estimate. In addition, Zone 100 was divided into north and south portions to allow for a small change in orientation in the domain.

14.9.2   Ordinary Kriging Parameters

OK estimates were completed for Zones 300, 401 - 403 and 500 using the grade correlogram models (Section 14.5), and a set of ancillary parameters controlling the source and selection of composite data. The sample search parameters were defined based on the variography and the data spacing, and a series of sample search tests performed in Isatis geostatistical software.

The sample search parameters are provided in Table 14.9.2_1. Hard domain boundaries were used for the estimation of Zones 300 to 500 throughout. A three-pass estimation strategy was applied to each domain, applying progressively expanded and less restrictive sample searches to successive estimation passes, and only considering blocks not previously assigned an estimate.

14.9.3   Estimate Validation

All relevant statistical information was recorded to enable validation and review of the MIK and OK estimates. The recorded information included:

■ Number of samples used per block estimate.

■ Average distance to samples per block estimate.

■ Estimation flag to determine in which estimation pass a block was estimated.

■ Number of drillholes from which composite data were used to complete the block estimate.

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Table 14.9.1_1
Esaase Gold Project
Multiple Indicator Kriging Sample Search Parameters
	Estimation		Rotation (dip/dip dir)			Search Distance		Min. No.	Max. No.	Max. No. of
Zone
	Pass	Major	Semi Major	Minor	X	Y	Z	of Comp.	of Comp.	Comp. per Hole
	1	-37.159/23.987	-46.041/242.176	-20/130	100	75	20	16	24	6
100	2	-37.159/23.987	-46.041/242.176	-20/130	100	75	20	16	24	6
	3	-37.159/23.987	-46.041/242.176	-20/130	100	75	20	16	24	6
	1	-37.159/18.987	-46.041/237.176	-20/115	100	75	20	16	24	6
100	2	-37.159/18.987	-46.041/237.176	-20/115	100	75	20	16	24	6
North
	3	-37.159/18.987	-46.041/237.176	-20/115	100	75	20	16	24	6
	1	-54.469/9.358	-28.024/231.170	-20/130	100	75	20	16	24	6
200	2	-54.469/9.358	-28.024/231.170	-20/130	100	75	20	16	24	6
	3	-54.469/9.358	-28.024/231.170	-20/130	100	75	20	16	24	6

Table 14.9.2_1
Esaase Gold Project
Ordinary Kriging Sample Search Parameters

	Estimation		Rotation (dip/dip dir)			Search Distance		Min. No.	Max. No.	Max. No. of
Zone
	Pass	Major	Semi Major	Minor	X	Y	Z	of Comp.	of Comp.	Comp. per Hole
	1	0/20	-70/290	-20/110	100	75	20	8	16	6
300	2	0/20	-70/290	-20/110	100	75	20	8	16	6
	3	0/20	-70/290	-20/110	100	75	20	6	12	-
	1	0/50	-70/320	-20/140	100	75	20	8	16	6
401 - 403	2	0/50	-70/320	-20/140	100	75	20	8	16	6
	3	0/50	-70/320	-20/140	100	75	20	6	12	-
	1	0/10	-80/100	-10/280	100	75	20	8	16	6
500	2	0/10	-80/100	-10/280	100	75	20	8	16	6
	3	0/10	-80/100	-10/280	100	75	20	6	12	-

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The estimates were reviewed visually and statistically prior to being accepted. The review included the following activities:

■ Comparison of the E-type estimate versus the mean of the composite dataset, including weighting where appropriate to account for data clustering.

■ Comparison of the OK estimate versus the mean of the composite dataset, including weighting where appropriate to account for data clustering.

■ Visual checks of cross sections, long sections, and plans.

Alternative estimates were also completed to test the sensitivity of the reported model to the selected MIK and OK interpolation parameters. An insignificant amount of variation in overall grade was noted in the alternate estimations.

14.10   Change of Support

Applying the modelled variography, variance adjustment factors were calculated for Zones 100 and 200 to emulate an 8mE x 10mN x 5mRL selective mining unit ("SMU") via the indirect lognormal change of support. The intra-class composite mean grades (Table 14.4_4) were used in calculating the whole block and SMU grades. The change of support study also included the calculation of the theoretical global change of support via the discrete Gaussian change of support model.

An 'information effect' factor is commonly applied to the originally derived panel-to-block variance ratios to determine the final variance adjustment ratio. The goal of incorporating information effect is to calculate results taking into account that mining takes place based on grade control information. There will still be a quantifiable error associated with this data and it is this error we want to incorporate. This is achieved in practice by running a test kriging estimation of an SMU using grade control data (the results required to incorporate this option in the change of support do not depend on the assay data so the grade control data can be hypothetical). The incorporation of the information effect is commonly found to be negligible, however can have a significant effect in some cases. In this case, the information effect factor was found to have a minor effect and has been incorporated in the calculation.

The variance adjustment ratios are provided in Table 14.10_1.

	Table 14.10_1
	Esaase Gold Project
	Variance Adjustment Ratios
	(8mE x 10mN x 5mRL SMU)

Zone	100	200
Variance adjustment factor (f)	0.12	0.16

14.11             Resource Classification

The grade estimates have been classified as Indicated and Inferred in accordance with N43-101 guidelines based on the confidence levels of the key criteria that were considered during the resource estimation. Key criteria are tabulated below.

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Table 14.11_1
Esaase Gold Project
Confidence Levels of Key Criteria

Items	Discussion	Confidence
Drilling Techniques	RC/Diamond - Industry standard approach	High
Logging	Standard nomenclature and apparent high quality	High
Drill Sample Recovery	Diamond core and RC recovery adequate	High
Sub-sampling Techniques and
	Industry standard for both RC and Diamond core	High
Sample Preparation
Quality control conclusions outlined in Section 14. Some issues
Quality of Assay Data		Moderate
have been identified. Recent improvements have been noted.
Verification of Sampling
	Dedicated drillhole twinning to reproduce original drill intercepts.	High
and Assaying
Survey of all collars with adequate downhole survey. Investigation
Location of Sampling Points		High
of available downhole survey indicates expected deviation.
Core mineralisation defined on a notional 40mE x 40mN drill
spacing with a small area drilled at 20mE x 20mN. Other areas
Data Density and Distribution		Moderate to High
more broadly spaced to approximately 80mN spaced lines (40mE spacing) reflecting a lower confidence.
Audits or Reviews	Coffey Mining is unaware of external reviews	N/A
Database Integrity	Minor errors identified and rectified	High
The broad mineralisation constraints are subject to a large amount of uncertainty concerning localised mineralisation trends as a
Geological Interpretation		Moderate
reflection of geological complexity. Closer spaced drilling is required to resolve this issue.
High below top of
DBD measurements taken from drill core, DBD applied is
Rock Dry Bulk Density		transition, moderate
considered robust when compared with 3D data.
in oxide material
Estimation and Modelling
	Multiple Indicator Kriging and Ordinary Kriging	High
Techniques
Mining Factors or
	8mE by 10mN by 5mRL SMU.	Moderate
Assumptions

Numerous displays of the resource block model were viewed in cross section, long section and plan views and compared with the original composites data used for estimation.

The criteria used to distinguish between each category are as follows:

■ Measured Resource is based on regions with strong geological understanding and continuous mineralisation, and drilling at, or less than 20m spacing. Consideration is primarily given to those blocks where the distance to the nearest composite used in the estimate is <20m. Other factors considered included block variance and slope of regression as measures of estimate quality.

■ Indicated Resource is based on regions with strong geological understanding and continuous mineralisation, and drilling at, or less than 40m spacing. Consideration is primarily given to those blocks where the distance to the nearest composite used in the estimate is <30m. Other factors considered included block variance and slope of regression as measures of estimate quality.

■ Inferred Resources are based on regions that that lie within interpreted regions proximal to known mineralisation and meet the estimation criteria.

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Assignment of resource categories into the block model was achieved by the use of a block model manipulation script in conjunction with wireframes constructed to delineate Indicated and Inferred Resources for each domain. The following numeric resource category codes were assigned into the block model, based on the categorisation criteria listed above:

■ Measured Resource:                                            resclass = 1

■ Indicated Resource:                                             resclass = 2

■ Inferred Resource:                                        resclass = 3

14.12   Resource Reporting

A summary of the estimated resources for the Esaase Gold Project is provided in Table 14.12_1 below. The preferred lower cutoff grade for reporting is 0.4g/t Au. A summary of the estimated resources broken down by domain is provided in Table 14.12_2 and a more detailed breakdown is detailed in Appendix C.

Table 14.12_1
Esaase Gold Project
	Multiple Indicator Kriging Estimate (8mE x 10mN x 5mRL Selective Mining Unit) with
	Ordinary Kriging Estimate (20mE x 20mN x 10mRL and 20mE x 40mN x 10mRL Parent Cells)

	Lower Cutoff Grade	Tonnes	Average Grade	Ounces
	(g/t Au)	(Mt)	(g/t Au)	(Kozs)
	0.3	5.34	1.2	200
	0.4	5.03	1.2	196
	0.5	4.66	1.3	191
	0.6	4.21	1.4	183
Measured
	0.7	3.73	1.4	173
	0.8	3.26	1.5	162
	0.9	2.83	1.7	150
	1	2.44	1.8	139
	0.3	102.90	1.1	3,543
	0.4	93.71	1.1	3,441
	0.5	83.03	1.2	3,288
	0.6	72.04	1.3	3,096
Indicated
	0.7	61.67	1.5	2,882
	0.8	52.51	1.6	2,663
	0.9	44.72	1.7	2,451
	1.0	38.14	1.8	2,251
	0.3	50.04	1.0	1,598
	0.4	45.90	1.1	1,553
	0.5	40.54	1.1	1,476
	0.6	34.82	1.2	1,375
Inferred
	0.7	29.39	1.3	1,262
	0.8	24.79	1.4	1,153
	0.9	20.61	1.6	1,039
	1.0	17.12	1.7	932

Note:	Appropriate rounding has been applied.

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Table 14.12_2
Esaase Gold Project
Multiple Indicator Kriging Estimate (8mE x 10mN x 5mRL Selective Mining Unit) with
Ordinary Kriging Estimate (20mE x 20mN x 10mRL and 20mE x 40mN x 10mRL Parent Cells)
Breakdown by Domain at lower cutoff grade 0.4g/t Au

		Estimation	Tonnes	Average Grade	Ounces
	Domain
		Method	(Mt)	(g/t Au)	(Kozs)
	South	-	-	-	-
	Main	MIK	5.03	1.2	196
Measured	North	-	-	-	-
	D	-	-	-	-
	B	-	-	-	-
	South	MIK	12.79	1.3	529
	Main	MIK	77.35	1.1	2,770
Indicated	North	OK	1.69	1.4	74
	D	OK	1.88	1.1	67
	B	OK	-	-	-
	South	MIK	2.98	1.3	136
	Main	MIK	24.08	1.1	871
Inferred	North	OK	3.00	1.7	160
	D	OK	3.49	1.0	108
	B	OK	12.35	0.7	278

Note: Appropriate rounding has been applied.

14.13   Discussion

A number of factors may materially affect the resource estimates. These factors include, but are not limited to, environmental, permitting, legal, title tax, socio-economical, marketing and political or other factors. In the case of the Project, most of these factors are well understood and have been described in other sections of this report. It is the opinion of Coffey Mining that, excepting the legal proceeding entered into by Sametro, there are no material factors that may affect the mineral resource estimates. Coffey Mining accepts that the outcome of the legal proceeding entered into by Sametro may have a material effect on the resource estimate for Keegan, however as Coffey Mining are not legal experts in the jurisdiction of Ghana, Coffey Mining is unable to offer an opinion as to the extent of this materiality.

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15             MINERAL RESERVE ESTIMATES

15.1             Introduction

This section provides a summary of the methodology used and the economic criteria applied to derive at the Mineral Reserves as tabulated in this section.

Further detail on the economic criteria is provided in Section 16 through to Section 22.

The Mineral Reserves were determined as part of the PFS that was completed in September 2011. The PFS was based on an update of the Mineral Resources as of 1st August 2011.

The PFS was based on mine planning work that was undertaken utilising the Measured and Indicated Resources only.

15.2   CIM Definition of Mineral Reserves

The CIM Standing Committee on Reserve Definitions, which forms part of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), developed the "CIM Standards on Mineral Resources and Reserves - Definitions and Guidelines", which was updated on November 27th 2010.

These guidelines state the following:

■ Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term 'Mineral Reserve' need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

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■ Probable Mineral Reserve

A 'Probable Mineral Reserve' is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

■ Proven Mineral Reserve

A 'Proven Mineral Reserve' is the economically mineable part of a Measured Mineral
Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

15.3      Economic Criteria

The term 'Economic Criteria' is defined to include mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations.

The sources for the Economic Criteria are summarised in Table 15.3_1.

Table 15.3_1
Esaase Gold Project
Source Economic Criteria used for Mineral Reserve Determination

Item	Source
Mining Cost	Coffey Mining
Metallurgical Aspects	Lycopodium
Processing Cost	Lycopodium
Tailings Storage Facility	Coffey Mining
Commodity Price	Keegan
General and Administration Cost	Lycopodium, Keegan
Social and Environmental	Keegan
Mine Closure Cost	Coffey Mining
Government	Keegan
Hydrology and Hydrogeology	Coffey Mining
Geotechnical	Coffey Mining
Site Water Balance	Coffey Mining
Mining Dilution and Recovery	Coffey Mining
Discount Rate	Keegan

Unless otherwise stated all costs are quoted in United States dollars.

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The Mineral Reserves as determined for the Project were based on the Economic Criteria as summarised in Table 15.3_2.

Table 15.3_2
Esaase Gold Project
Summary Economic Criteria used for Mineral Reserve Determination

Item	Unit	Value
Oxide		9.0
Crusher Feed	Mtpa
Fresh		7.5
Gold Price	$/oz	1,150
Royalty	%	5.5
Oxide		11.71
Processing Cost	$/t
Fresh		9.36
Oxide		92.0
Processing Recovery	%
Fresh		91.1
General and Administration	M$/yr	4.6
Average Mining Cost	$/t mined	2.39
Mine supervision	M$/yr	3.1
Grade Control	$/t crushed	0.34
Mining Dilution(1)%		Nil
Mining Recovery	%	97
Overall Pit Wall Slope Angle (inclusive of a ramp system)	degrees	42 - 51
Initial Project Capital	M$	506
Sustaining Capital	M$	43
Closure Costs	M$	29
Discount Rate	%	5

Note: 1.   The vast majority of the Resource as described in Section 14 was based on the MIK grade estimation technique.
     This grade estimation technique inherently incorporates mining dilution and, as such, no additional mining dilution was added.

The mining costs were based on an owner mining scenario, assuming a leased mining fleet. Furthermore, it was assumed that, based on the geotechnical information available, 50% of the weathered material will require blasting and 100% of the transitional and fresh material.

15.4   Mineral Reserve Summary

This Reserve estimate has been determined and reported in accordance with Canadian National Instrument 43-101, 'Standards of Disclosure for Mineral Projects' of June 2011 (the Instrument) and the classifications adopted by CIM Council in November 2010.

The Mineral Reserve was based on a cutoff of 0.4g/t Au and was determined as of September 1, 2011.

All stated reserves are completely included within the Resources as shown in Section 14.

Table 15.4_1 provides a summary of the Mineral Reserve determined for the Project.

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Table 15.4_1
Esaase Gold Project
Summary Mineral Reserve Estimate
(As of 1 September 2011)

Mineral Reserves

		Proven			Probable			Total
Deposit
	Tonnes	Grade	Insitu Au	Tonnes	Grade	Insitu Au	Tonnes	Grade	Insitu Au
	(Mt)	(g/t)	(koz)	(Mt)	(g/t)	(koz)	(Mt)	(g/t)	(koz)

Esaase	5.1	1.2	199	74.3	1.1	2,685	79.4	1.1	2,884

The reported Mineral Reserves have been compiled by Mr Harry Warries. . Mr Warries is a Fellow of the Australian Institute of Mining and Metallurgy and an employee of Coffey Mining Pty Ltd. He has sufficient experience, relevant to the style of mineralisation and type of deposit under consideration and to the activity he is undertaking, to qualify as a Qualified Person as defined in the CIM Definition Standards, as well as a Competent Person as defined by the 'Australasian Code for Reporting of Mineral Resources and Ore Reserves' of December 2004 ("JORC Code") as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and the Minerals Council of Australia.

15.5   Discussion

A number of factors may materially affect the reserve estimates. These factors include, but are not limited to, environmental, permitting, legal, title tax, socio-economical, marketing and political, economical or other factors. In the case of the Project, most of these factors are well understood and have been described in other sections of this report.

Nevertheless, it is noted that the economic parameters that have an impact on the revenue stream of the Project, have the largest impact on the Project economic viability. The three parameters identified that adversely affect the revenue stream of the Project the most are listed below:

■ Gold Price

The gold price of $1,150/oz adopted for the Project economics was based on the three year trailing average as of July 2011. However, the gold market has experienced tremendous growth and prosperity over the last three years and prices continue to remain robust. The average gold price for 2010 was $1,225/oz, whereas the average gold price for 2011 (January to October inclusive) is $1,545/oz.

■ Gold Grade

The resource delineation at the Project has been undertaken over a number of years and it is based on extensive RC drilling, which resulted in a good understanding of the mineralisation style and grade tenor. As such, it is believed that the gold grade at the Project is well understood.

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■ Metallurgical Recoveries.

Metallurgical testwork programs have been undertaken in three phases since 2008 and are on-going. Whilst the process flow sheet will be finetuned for the DFS, it is believed that, with the current available metallurgical data, the metallurgical recoveries are well understood.

It is the opinion of Coffey Mining that, excepting the parameters discussed above and the legal proceeding entered into by Sametro, there are no other material factors that may affect the mineral reserve estimates. Coffey Mining accepts that the outcome of the legal proceeding entered into by Sametro may have a material effect on the resource estimate for Keegan, however as Coffey Mining are not legal experts in the jurisdiction of Ghana, Coffey Mining is unable to offer an opinion as to the extent of this materiality.

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16             MINING METHODS

16.1             Introduction

It was assumed that mining by conventional open pit methods of drill and blast followed by load and haul would be employed at the Project.

Drilling and blasting would be performed on benches between 5m and 10m high. The mining fleet considered to be suitable for the Project would most likely consist of between 200t and 350t sized hydraulic excavators, off highway dump trucks with a capacity of between 90t to 150t, supported by standard open-cut drilling and auxiliary equipment.

16.2   Geotechnical Review

16.2.1  Pit Slope Assessment

The rock geometry is defined by a distinctive structural boundary that divides the more deformed, altered, and mineralised siltstone shale unit in the hanging wall from the more massively bedded siltstone in the footwall. All rocks in the siltstone/shale package are moderately to strongly folded and foliated, with the shale generally displaying better development of foliation than the siltstone.

The groundwater observations indicate that the water levels near surface are between 0.1m to 105m below surface with an average "below surface" value of 22.4m. An unconfined aquifer will be involved. Hence, it is probable that high pore pressures will exist within the open pit walls.

Table 16.2.1_1 provides a summary of the wall angles that were determined for the three main zones that were modelled.

Table 16.2.1_1
Esaase Gold Project
Slope Geometry Recommendations

	Batter	Batter Height	Berm Width	Inter-Ramp
Zones
	Angles	(m)	(m)	Slope Angle
Weathered Material	56°	10	3	46°
Fresh Rock, Footwall	70°	20	8.5	52°
Fresh Rock, Hangingwall	75°	20	8.5	55°

An outline of these geotechnical zones and the major structure locations are presented in Figure 16.2.1_1.

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620000 mE
620500 mE
621000 mE
621500 mE
622000 mE
726000 mN
725500 mN
725000 mN
724500 mN
724000 mN
723500 mN
723000 mN
N
LEGEND
Axes of folding
Fault
Base of weathering
Highly weathered rock
Moderately weathered rock
Slightly weathered rock
Fresh rock

Notwithstanding the inter ramp slope angle determined for weathered material, Keegan advised that for the purpose of the Study the slope parameters were to conform to the AKOBEN program, which is an environmental performance rating and disclosure initiative of the Environmental Protection Agency (EPA) of the Government of Ghana.

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The Akoben program states that open pit management is to take the following principles into consideration:

■ Site specific geotechnical consideration;

■ End-use(s) of the pits i.e. as water body and or backfilled for agriculture, re-forestation, etc;

■ Long term pit face stability at closure and /or towards closure and

■ Public safety at closure and /or towards closure.

In addition, it prescribes the following pit characteristics for the oxide zone only (above maximum water level at closure):

■ Bench height of 4m to 8m based on sector wide consultation undertaken;

■ Berm width of not less than 10m is required.

These dimensions automatically imply that the battered angle of between 22° and 39° as stipulated by bench height and berm width characteristics.

For the purpose of the Study, a 39° inter-ramp slop e angle was adopted for the weathered material.

16.2.2   Excavation Characteristics

In terms of the excavation characteristics, the current geotechnical information indicates that:

Drilling and blasting is needed for the fresh rock;

The highly weathered unit could be free dug in parts but some may need ripping; and

The slightly weathered and moderately weathered unit will need some drilling and blasting.

16.3   Hydrological and Hydrogeological Review

Based on limited data, it appears that dewatering of water yielding joint systems with the intention to depressurise pit walls cannot be assumed to succeed for most of the pit. As such, if depressurization relies on drainage into the pit as the pit is mined, then the rate of vertical mining becomes a factor in the rate at which the walls are subsequently depressurised.

The proposed mine can be thought of in terms of at least two distinct hydrogeological domains as shown in Figure 16.3_1.

For "Domain A", covering most of the main northern pit and the southern pit lobe, generally low yielding groundwater conditions are anticipated, and recharge conditions may be some distance from the pit edge. "Domain B" is represented in the saddle area, where a major water yielding fracture system exists, the area is overlain by water yielding overburden, and surface water control as well as groundwater control will be a significant issue; and also at the northern end of the pit (adjacent Bonte River).

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Groundwater inflow within Domain A is expected to be comparatively small. There will be a contribution from perched water tables, and from wall depressurization. Fracture systems extending beyond the Domain will draw in further water. The quantities involved will be recovered by in-pit sumps. Dewatering bores are unlikely to be justifiable, but could be targeted on any significant water yielding joint system found. The management of surface water inflow (direct rainfall and rainfall runoff from within the overall pit envelope) is likely to involve very much larger volumes than groundwater inflow.

Dewatering for Domain B presents a greater problem. Surface water ponding or flow in Bonte River and in the Bonte River tributary, will recharge water yielding overburden that provides both a thick and significant aquifer overlying the pit, and which also recharges the major east north east to west south west oriented joint system crossed by the pit (and any similar, yet to be discovered, water yielding joint systems). Whilst the water yields are yet to be quantified, the impact will be large, and for planning purposes, it is recommended Keegan assume up to 200L/s inflow when at full mining extent. A range of measures will be required to manage water flow into the saddle area, including:

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Controlling stream flow from the tributary catchment and also from the North Bonte River and diverting it away from the pit.

Controlling seepage through overburden. The overburden appears to be comparatively thin. An option may be to excavate a cutoff trench and backfill with much lower permeability clayey material as a cutoff wall. A second option is to create a bench and sump at base of overburden level, and capture perching seepage from the bench for pumped disposal.

Dewatering of major water bearing joint systems using targeted dewatering bores.

16.4      Proposed Mining Operations

16.4.1      Introduction

Based on a projected ten year mine life, which is generally longer than the expected useful mine equipment life, an owner mining scenario was adopted for the PFS. It is the intent to review contract mining at the DFS stage.

16.4.2      Open Pit Work Roster

The mining operations are scheduled to work 365 days in a year, less unscheduled delays such as high rainfall events which may cause mining operations to be temporarily suspended.

It was assumed that the mine workforce will operate on a two shift, three panel roster, seven days a week, in two 11 hour working shifts with the equipment services scheduled as required.

For example, a six and three (6/3) roster could be considered, which would equate to 6 days on day shift, 3 days off, 6 days on night shift, 3 days off.

The crushing plant is scheduled to operate continuously except for planned maintenance periods.

16.4.3   Bench Height

The height of the mining benches is usually determined according to physical characteristics of the mineralisation and its impact on selectivity and dilution control.

Both ore and waste could be drilled and blasted on standard 10m benches, and then mined by hydraulic backhoe configured excavators; nominally on three 4m high faces, taking into account blast induced swell, into rear dump, off highway, haul trucks.

An initial review indicated that between 15% to 20% of the waste could be mined as 10m benches, with the bulk of this volume located on the hanging wall or north of the mineralisation. This volume may justify the purchase of a hydraulic excavator in shovel configuration.

The final bench height will need to be reviewed in any future study to reflect the mining unit selected for waste and ore mining.

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In addition, the bench height needs to be reviewed in light of drill and blast requirements, particularly with regards to issues arising from local communities being located proximal to the Project.

16.4.4   Drill and Blast

Rock fragmentation will be undertaken by drilling and blasting and, based on the preliminary rock characteristics obtained during the geotechnical investigation, it was assumed that 50% of the weathered material and 100% of the fresh material will require blasting.

The pit configuration bench height and waste material type anticipated at the Project suit drill rigs capable of drilling drillholes with a diameter of between 115mm to 165mm.

The blast pattern is dictated by the powder factor required to ensure appropriate fragmentation and heave. The selection of the powder factor is based on the UCS (Unconfined Compressive Strength) measurement results obtained from the preliminary excavation characterisation work. For weathered material, the UCS range between 8MPa to 12MPa, which suggest the concept of a very weak rock. For fresh material, the UCS range between 28MPa to 80MPa, which suggest a weak to moderately strong rock.

The drill and blast parameters assumed by Coffey Mining for the purpose of this study are included in Table 16.4.4_1.

		Table 16.4.4_1
		Esaase Gold Project
		Drill and Blast Parameters
	Powder Factor	Hole Dia	Bench Height	Drill Pattern (s x b) (1)
Rock Type
	(kg/bcm)	(mm)	(m)	(m)
Weathered	0.34	127	10	6.0 x 5.0
Fresh	0.72	127	10	4.2 x 3.5

1. s = spacing, b = burden

The Project is located in the vicinity of a number of local communities. Definition of risks associated with drill and blast activities, and procedures to mitigate these risks will be addressed in detail during the DFS.

16.4.5   Load and Haul

The total material movement at the Project has been estimated at between 45Mtpa and 50Mtpa.

Coffey Mining believes that a mining fleet comprising 200t to 350t excavators and 90t to 150t capacity dump trucks would be suited for the scale of mining envisaged.

The ore is assumed to be hauled to a single ROM pad located due west of the life of mine (LOM) pit.

For the purpose of the PFS, the bulk of the waste is assumed to be dumped to the north west of the main pit, with the southern part of the pit being backfilled.

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16.4.6             Stockpiling and Reclaiming

Due to the waste to ore strip ratio, scheduling issues, ore presentation and equipment availability, it will not be possible to direct tip ore all of the time. The difference between the mobile and fixed operating hours, the mining fleet is expected to operate an average of between 5,500hr/yr and 6,000hr/yr but the crushing circuit will operate over 6,500hr/yr, immediately creates a requirement to rehandle a minimum of between 10% and 15% of the ore.

It has been assumed that between 30% and 40% of all ore sent directly to the ROM pad will be stockpiled and rehandled due to ore blending and scheduling requirements.

16.4.7   Pit Dewatering and Drainage

In-pit water management will primarily consist of runoff control and sumps.

As the LOM pit will be operating at depths well over 200m below crest, specialist high lift pumps will be required. It is envisaged that pumps would be operated on pontoons to allow draw from sump waters, and also ensure the pumps are not submerged as sump water levels rise rapidly in response to a rainfall event.

The key operational requirements will be to:

■ Minimise water flows into the pit using perimeter bunds, drains and fill, where practicable;

■ Provide pit pumping capacity for sporadic events;

■ Maintain pit wall drainage;

■ Provide permanent and temporary sumps capable of handling the expected water inflows; and

■ Install settling ponds for the removal of solids prior to discharge offsite.

16.4.8   Grade Control

Crusher feed quality control for the Project will be a critical component of the success of the operation. Production control relies on different levels of mine planning in daily blending operations. Plans are developed with different levels of accuracy for different time periods, including daily, weekly, monthly, yearly and life of mine. Reconciliations of production and ore quality against these plans will form part of mine planning procedures.

It is assumed that grade control will be undertaken through Reverse Circulation (RC) drilling based on an 8m x 6m drill pattern, assaying every 2.5m.

Bench and face mapping, for grade control as well as for geotechnical reasons, should also be a routine task in finalising the ore and waste blocks to be marked out for excavation.

Blast hole sampling should be undertaken as a test to identify the suitability of utilising the vertical blast holes for grade control purposes.

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16.5             Pit Optimisation

16.5.1             Introduction

The Whittle Four-X optimisation software was used for the pit optimisation work.

The resource model as described in Section 14 formed the basis of the pit optimisations that are described below.

The pit optimisations were carried out based on the following scenarios:

■ The total Resource, including Inferred Resources.

■ Measured and Indicated Resources only.

16.5.2   Whittle Four X Optimisation Methodology

For a given resource model, cost, recovery and slope data, Whittle Four-X software calculates a series of incremental pit shells in which each shell is an optimum for a slightly higher commodity price factor.

The sequence of the pit shell increments is sorted from the economically best (the inner smallest shell viable for the lowest commodity price) to the economically worst (the outer largest pit shell viable for the highest commodity price).

Whittle Four-X provides indicative discounted cashflows for two mining sequences called "best case" and "worst case" scenarios, both using time discounting of cashflows. In the best case, the optimum pit shells are mined bench by bench in increments from inner to the outer shell, resulting in a higher discounted cashflow (DCF) due to lower stripping ratios and/or higher grades in the early years of mine life. The worst case scenario is based on mining the whole pit outline bench by bench as a single pit, hence resulting in a lower DCF as a result of usually high stripping requirements in the early years of the operation.

Ordinarily, after the selection of the ultimate pit, several practical mining stages are designed and sequenced when developing a final production schedule. This sequence would provide a discounted cashflow somewhere between worst and best case scenarios. For this reason, the average discounted cashflows are calculated for each pit shell (mean of the worst and best cases) in order to emulate a practical mining sequence.

The cashflows, as described above, are exclusive of any capital expenditure or Project start- up costs and should be used for pit optimisation comparison purposes only. No project Net Present Value (NPV) can be derived from these cashflows.

16.5.3   Pit Optimisation Input Parameters

16.5.4   Mining Dilution and Recovery

The vast majority of the resource as described in Section 14 was based on the MIK grade estimation technique. This grade estimation technique inherently incorporates mining dilution and, as such, no additional mining dilution was added.

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For the purpose of the Study, a 97% mining recovery was assumed.

16.5.5             Revenue Parameters

The revenue parameters were provided by Keegan.

The base case revenue parameters used for the Whittle optimisation were as follows:

■ Gold price                       : US$1,150/oz

■ Royalty                           : 5.5%

16.5.6             Overall Pit Slopes

The overall pit wall slope angles that were adopted for the pit optimisation were based on the slope parameters as described in Section 16.2.

16.5.7   Input Summary

A summary of the principal economic input parameters used in the pit optimisations are shown in Table 16.5.7_1.

Table 16.5.7_1
Esaase Gold Project
Summary Whittle Four-X Input Parameters

Item		Unit	Value
Mill throughput		Mtpa	7.5
Gold Price		$/oz	1,150
Royalty		%	5.5
Discount rate		%	10
	Oxide		9.87
Processing Cost		$/t
	Fresh		12.33
General and Administration		$/t	0,39
Average Mining Cost		$/t	2.40
Mine Supervision		$/t ore	0.40
Grade Control		$/t ore	0.33
	Oxide		93.0
Processing Recovery		%
	Fresh		93.0
Mining Dilution Added		%	Nil
Mining Recovery		%	97
Overall Pit Wall Slope Angle	(inclusive of a ramp system)	degrees	42 - 51

As advised by Lycopodium, transitional material was assumed to exhibit similar characteristics as fresh material and therefore transitional material was ascribed the same processing cost and recovery as fresh material.

Based on the above parameters, the economic cutoff was estimated at 0.34g/t Au for oxide material and 0.42g/t Au for fresh material.

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16.5.8             Pit Optimisation Results

Based on the Total Resource, including Inferred Resources

A detailed summary of the base case pit optimisation results that were based on the total resource (including Inferred) are presented in Appendix 2, with a brief summary provided in the sections below.

The optimum pit shell based on the maximum discounted operating cashflow is pit shell 21, which reached a depth of -35mRL or approximately 315m below the Bonte river valley surface. Pit shell 21 contains 82.1Mt of mill feed at 1.17/t Au for some 2,873koz of recovered Au. Some 335Mt of waste are contained within the pit, equating to a waste to ore stripping ratio of 4.1:1.

The undiscounted operating cashflow, exclusive of capital and start up costs, is US$1,062M. The Worst Case discounted operating cashflow is US$578M and the Best case discounted operating cashflow is $727M. The average discounted operating cashflow is US$652M.

The average cash operating cost, inclusive of royalty, was estimated at US$780/oz of Au.

Based on Measured and Indicated Resources Only

A detailed summary of the base case pit optimisation results that were based on the Indicated Resources only are presented in Appendix 2, with a brief summary provided in the sections below.
The optimum pit shell based on the maximum discounted operating cashflow is pit shell 21, which reached a depth of 15mRL or approximately 265m below the Bonte river valley surface. Pit shell 21 contains 74.7Mt of mill feed at 1.15/t Au for some 2,576koz of recovered Au. Some 274Mt of waste are contained within the pit, equating to a waste to ore stripping ratio of 3.7:1.

The undiscounted operating cashflow, exclusive of capital and start up costs, is US$1,011M. The Worst Case discounted operating cashflow is US$588M and the Best case discounted operating cashflow is $704M. The average discounted operating cashflow is US$646M.

The average cash operating cost, inclusive of royalty, was estimated at US$758/oz of Au.

16.5.9             Sensitivity Analysis

The sensitivity to a change in gold price, processing costs, mining costs and overall pit slope angle were assessed for the Measured plus Indicated optimisation scenario and a summary of these sensitivity analysis are provided in Table 16.5.9_1.

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Table 16.5.9_1
Esaase Gold Project
Summary Whittle Four-X Pit Optimisation Results

						Mill Feed		Au Metal			Operating Cashflow
		Base	Total		Strip
				Waste							Discounted @ 10%
Run	Description	of Pit	Material		Ratio	Tonnes	Grade	Insitu	Rec.	Undisc.
											Best	Worst	Avg.
		(mRL)	(Mt)	(Mt)	(w:o)	(Mt)	(g/t)	(koz)			US$ (million)
Based on Total Resource, including Inferred
1	Base Case	-35	417.5	335.4	4.1	82.1	1.17	3,089	2,873	1,061	578	727	652
Based on Measured and Indicated Resources Only
2	Base Case	15	348.3	273.7	3.7	74.7	1.15	2,770	2,576	1,011	588	704	645.8
3	Mining cost +20%	55	266.7	202.1	3.1	64.6	1.16	2,407	2,239	857	527	618	572.4
4	Mining cost -20%	-40	440.7	356.9	4.3	83.7	1.15	3,104	2,886	1,201	667	804	735.5
5	Processing cost +20%	30	320.3	256.1	4.0	64.2	1.23	2,547	2,369	830	511	600	555.4
6	Processing cost -20%	-35	426.6	339.3	3.9	87.3	1.11	3,113	2,895	1,217	654	815	734.4
7	Au price +20%	-40	458.2	368.6	4.1	89.6	1.11	3,211	2,986	1,628	878	1,060	968.7
8	Au price -20%	80	236.3	184.2	3.5	52.1	1.27	2,128	1,979	511	334	387	360.3
9	Overall slope angles +5°	-50	374.5	291.8	3.5	82.7	1.16	3,076.4	2,861.1	1,139.0	634.0	766.8	700.4
10	Overall slope angles -5°	40	357.6	286.7	4.1	70.8	1.15	2,617.1	2,433.9	891.3	523.8	640.1	581.9

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16.6    Mine Design

16.6.1   Introduction

For the purpose of the Study, Keegan advised that the detailed pit design work was to be predicated on that the" Measured and Indicated Only" optimisation results that, in turn, were based on an average mining cost of $1.98/t mined or Run 4 as shown in Table 16.5.9_1. This mining cost reflects an owner mining scenario for which the mine equipment ownership costs have been removed from the operating costs, assuming an upfront purchase of the mine equipment.

The optimum pit shell for Run 4, based on the maximum discounted operating cashflow, is pit shell 26, which reached a depth of -40mRL or approximately 325m below the Bonte River valley surface. Pit shell 26 contains 83.7Mt of mill feed at 1.15g/t Au for some 2,886koz of recovered gold. Some 357Mt of waste are contained within the pit, equating to a waste to ore stripping ratio of 4.3:1.

The undiscounted operating cashflow, exclusive of capital and start up costs, is US$1,201M. The worst case discounted operating cashflow is US$667M and the best case discounted operating cashflow is US$804M. The average discounted operating cashflow is US$736M.

Pit shell 23 of the aforementioned pit optimisation scenario was selected as the guide for the detailed pit design work. Pit shell 23 fits in between the optimum pit shell 20, based on the maximum average discounted operating cashflow (ADCF), and the optimum pit shell 26, based on the maximum undiscounted operating cashflow (UCF). The cashflows generated by pit shell 23 fall within 1% of both the ADCF and the UCF pit shells. Furthermore, incremental analysis indicates that pit shell 23 will be more robust than pit shell 26 as even though shell 26 contains an additional 4Mt of mill feed or 159koz of Au metal, the associated cash cost is approximately $1,067/oz. The higher cash cost associated with shell 26 is a result of it being a deeper pit but also having a higher incremental waste to ore strip ratio of 11.4:1.

16.6.2   Pit Design Parameters

Pit design parameters are in keeping with established mining practice and are detailed in Table 16.6.2_1.

Table 16.6.2_1
Esaase Gold Project
Pit Design Parameters

Pit Design	Parameter
Pit Slope Angles	As per Section 16.2
- Dual lane	26m
Width
- Single lane	16m
Haul Road Design
Gradient	10%
Minimum radius of turning circle	25m
Minimum pit base width	30m
Working Widths
Minimum cutback width	50m

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16.7   Pit Staging

16.7.1   Introduction

Staged development of the pit is driven by the desire to maximise the grade of the initial plant feed, minimise waste pre-stripping and the requirement for consistent total material movement.

Staged mining has generally a positive impact on the project net present value (NPV) by reducing the duration of the pre-production phase and reducing the strip ratio in the early years of production.

The Whittle analysis was used to provide an indication as to potential pit staging.

16.7.2   Pit Staging Description

The Esaase pit was developed in seven (7) stages. The pit stage designs were, in part, based on pit shell one and pit shell eight (Main Pit), as well as mining oxide ore preferentially, the majority of which is located above 276mRL. A separate stage was designed for the southern prong of the pit (South Pit), which will allow it to be mined independently. It is the intent for the South Pit to be mined early in order to be used for backfill. In addition, the northern prong of the pit (North Pit) was developed in two stages, in order to provide a source of waste close to the starter embankment of the TSF, as well as to defer mining as required because the northern prong of the pit exhibits a higher waste to ore strip ratio.

Table 16.7.2_1 summarises the mill feed and waste tonnage contained within each stage of the final pit design.

Table 16.7.2_1
Esaase Gold Project
Summary Staged Pit Design Material Breakdown

		Stage	Total	Waste	Strip Ratio	Mill Feed	Grade	Insitu Au Metal
Pit Name
		#	(Mt)	(Mt)	(w : o)	(Mt)	(g/t)	(koz)
	Starter Pit	1	12.1	10.5	6.9	1.5	1.26	62
North Pit	Cutback 1	2	31.5	26.8	5.6	4.8	1.20	184
	Sub Total		43.6	37.3	6.0	6.3	1.22	246
	Starter Pit	3	20.6	12.3	1.5	8.3	1.21	324
	Cutback 1	4	29.2	24.5	5.1	4.8	1.09	166
	Cutback 2	5	94.2	82.6	7.2	11.5	1.09	404
Main Pit
	Final Cutback
		7	150.7	111.9	2.9	38.8	1.08	1,342
	(below 276mRL)
	Sub Total		294.7	231.3		63.4	1.10	2,236
South Pit		6	60.1	50.4	5.2	9.7	1.27	396
Total			398.5	319.1	4.0	79.4	1.13	2,878

Figure 16.7.2_1 shows a plan view of the final pit design.

Figure 16.7.2_2 shows a plan view of the pit stages in relation to the final pit design, whilst

Figure 16.7.2_3 provides a cross section of the various pit stages.

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16.7.3    Pit Optimisation versus Final Design

A material breakdown of the LOM pit design and a comparison with the Whittle optimised shell upon which the pit design was based is provided in Table 16.7.3_1.

	Table 16.7.3_1
	Esaase Gold Project
	Comparison Pit Design vs Whittle Shell

	Total Material	Waste	Strip Ratio	Mill Feed	Au Grade	Insitu Au Metal
Item
	(Mt)	(Mt)	(w : o)	(Mt)	(g/t)	(koz)
LOM Pit	398.5	319.1	4.0	79.4	1.13	2,878
Whittle Shell 23	389.8	310.2	3.9	79.6	1.15	2,933
Variance	2%	3%	3%	-0.3%	-2%	-2%

The above variances between design and Whittle shell are a function of applying the ramp design parameters, as well as the detailed slope design parameters to the pit design, using actual batter and berm values as per the recommendations of Section 3, versus the initial estimate of the overall slope angle (inclusive of a ramp system) used for the pit optimisation.

16.8   Waste Dump Design

16.8.1   Introduction

A quantity of approximately 319Mt of mine waste has to be disposed of during the life of mine of the Project. Based on an average waste bulk density of 2.55t/bcm and a swell factor of 30%, after dump compaction, a dump volume of approximately 163Mm³ will be required to store the mine waste.

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16.8.2   Environmental

At this stage of the project, acid mine drainage has not been highlighted as a potential issue for the waste dumps.

A number of perimeter drains and sediment traps will be constructed around the pit, waste dump area and the ROM pad to manage local water run-off and to ensure merging of the run- off into the natural water courses.

Rock-lined drains shall be constructed, where required, to ensure excess run-off is controlled and directed down to sediment traps.

16.8.3   Waste Dump Designs

The waste dump was designed to the following criteria:

■ Swell factor of 30% (after compaction by traffic of dump trucks)

■ Limit dump height to height of surrounding hills

■ Layer height for ex-pit dumps             20m

■ Final ex-pit dump batter slope     23°

■ Final ex-pit dump berm width     10m

■Final ex-pit dump overall slope         20°

■ Angle of repose for waste dumps   37°

Waste will be dumped in a single dump to the north west of the pit.

The required capacity for the waste dump is reduced as a result of the waste requirement for other mine infrastructure items, as well as the fact that it is the intent for the South pit to be backfilled. It is estimated that the quantity of waste required for these aforementioned items is approximately 42Mbcm, details of which are shown below:

   ■ Low grade stockpile base: 13Mbcm

   ■ TSF: 13Mbcm

   ■ ROM pad: 2Mbcm

   ■ South Pit backfill: 13Mbcm

As a result, the required waste dump capacity is reduced to 120Mbcm.

The waste dump has a maximum height of 120m; it covers 656Ha and has a capacity of 134Mm³, with ample capacity to extend the dump.

The Waste Dump design is shown in Figure 16.8.3_1.

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16.9             Site Layout

The overall site layout, including the proposed process plant, is shown in Figure 16.9_1.

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16.10             Mine Production Scheduling

16.10.1     Scheduling Constraints

The mine production schedule is based on an annual processing rate of 9.0Mt per annum for oxide and 7.5Mtpa for fresh material.

The target for the maximum vertical rate of advance was set to 70m per annum.

16.10.2     Pit Staging

Mining will commence during the pre-production in all areas of the pit, namely the North, Main and South Pits. With the North Pit being located proximal to the starter tailings embankment it is mined primarily to generate waste for the starter dam. Waste mined from the South Pit during pre-production will be utilised to build the ROM pad.

After the pre-production phase has been completed, the Main Pit remains the principal source of ore for the first four years of production, with South Pit starting to contribute significantly to the mill feed from Year 2 onwards.

Further detail of the timing of the various stages is provided below.

North Pit

The North Pit Stage 1 pit commences during pre-production and is completed at the start of Year 2. It supplies approximately 50% of the waste required for the tailings starter dam in pre-production. The Stage 2 North Pit is commenced during pre-production in order to also provide waste for the tailings started dam. However, the North Pit does exhibit a high waste to ore strip ratio and, as such, Stage 2 is only mined in significant quantities from Year 5 onwards and it is completed in Year 7.

The north Pit contributes only 8% of the total mill feed.

Main Pit

The Main Pit is the primary source of mill feed with 80% of the total mill feed coming from this pit.

Stage 1 mining commences in the pre-production period with the bulk of the material movement being in Year 1 when it is the primary source of mill feed, contributing to 70% of the total mill feed produced in that year and approximately 10% of the total mill feed. Stage 1 is being completed in Year 2.

Stage 2 is being mined from pre-production to Year 3, whilst Stage 3 is being mined from Year 1 to Year 5.

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Stage 2 and Stage 3 were designed to mine most of the oxide mill feed with Stage 4 located below Stage 2 and Stage 3, starting from level 276mRL. Stage 2 and Stage 3 provide approximately 20% of the total mill feed.

Stage 4 is commenced in Year 5 and is completed in Year 9. Stage 4 provides approximately 50% of the total mill feed.

South Pit

The South pit can be mined independently from the Main Pit with a saddle separating the two pits.

South Pit is commenced during pre-production and is essentially completed at the end of Year 5. From Year 2 to Year 5 is produces approximately 25% of the mill feed for those particular years. Overall, it provides 12% of the total mill feed.

Backfill of South Pit can commence from Year 6 onwards.

16.10.3     Mine Schedule

The schedule has been developed on a quarterly basis for the pre-production period and the first two production years and annually thereafter. The schedule is based on bench by bench mining of the quantities calculated within the individual pit stages.

It is estimated that commissioning of the process plant commences after approximately six months of pre-strip, when a reasonable mill feed stockpile has been mined. However, mining of the North Pit may have to commence earlier as the tailings starter embankment will need to be completed prior to the rainy season. Further work is required to determine the exact timing of pre-production.

The life of mine mining schedule is shown in Table 16.10.3_1 with Figure 16.10.3_1 representing the mine production schedule graphically.

Mining ceases after just over eight years, with low grade stockpiles being rehandled for further one and a half years.

Figure 16.10.3_2 displays the mill feed processed by year.

Figure 16.10.3_3 displays the total material movement by pit stage and year.

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Table 16.10.3_1
Esaase Gold Project
Summary Mining Schedule

							Mill Feed On		Mill Feed
		Total	Waste	Strip	Mill Feed Mined		Stockpile (Cum.)		Processed
Period				Ratio
					Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
		(Mt)	(Mt)	(w:o)	(Mt)	(ppm)	(Mt)	(ppm)	(Mt)	(ppm)
	Qtr -2	6.1	4.6	3.1	1.50	1.16	1.504	1.16
Pre-Production	Qtr -1	6.3	5.8	11.5	0.51	1.34	2.013	1.20
	Total	12.5	10.5	5.2	2.01	1.20
	Qtr 1	11.3	9.7	6.3	1.56	1.14	1.887	0.86	1.68	1.53
	Qtr 2	12.3	10.2	4.7	2.18	1.13	1.808	0.62	2.26	1.32
Year 1	Qtr 3	12.3	9.7	3.8	2.55	1.19	2.113	0.62	2.25	1.27
	Qtr 4	11.1	8.8	3.8	2.30	1.28	2.177	0.62	2.24	1.30
	Total	47.0	38.4	4.5	8.59	1.19			8.42	1.34
	Qtr 1	12.4	10.6	5.9	1.80	1.22	1.778	0.63	2.19	1.10
	Qtr 2	12.4	10.7	6.5	1.64	1.22	1.245	0.65	2.17	1.06
Year 2	Qtr 3	12.7	11.0	6.7	1.65	1.15	0.732	0.69	2.16	1.01
	Qtr 4	12.1	10.4	5.9	1.74	1.12	0.346	0.81	2.13	1.02
	Total	49.6	42.8	6.3	6.83	1.18			8.66	1.05
Year 3		48.4	40.6	5.2	7.79	1.13	0.043	0.58	8.09	1.11
Year 4		48.4	40.6	5.2	7.80	1.18	0.063	0.55	7.78	1.18
Year 5		48.7	40.6	5.0	8.14	1.10	0.545	0.60	7.66	1.13
Year 6		45.3	36.3	4.0	9.06	1.09	2.084	0.72	7.52	1.16
Year 7		45.3	34.3	3.1	11.07	1.05	5.655	0.74	7.50	1.20
Year 8		42.7	29.2	2.1	13.57	1.13	11.725	0.71	7.50	1.48
Year 9		10.5	6.0	1.3	4.53	1.13	8.748	0.58	7.50	1.13
Year 10							1.225	0.58	7.52	0.58
Year 11									1.22	0.58
Total		398.5	319.1	4.0	79.4	1.13			79.4	1.13

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Mine progress plots at the end of Year 1, Year 5 and the end of mine life are shown in Figure 16.10.3_4, Figure 16.10.3_5 and Figure 16.10.3_6 respectively.

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Figure 16.10.3_4
Esaase Gold Project
Mine Progress – End of Year 1

274mRL
314mRL
442mRL
314mRL
362mRL
430mRL

Figure 16.10.3_5
Esaase Gold Project
Mine Progress – End of Year 5

166mRL
194mRL
280mRL
442mRL
130mRL
258mRL
430mRL

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16.11             Equipment Selection

16.11.1     Mining Fleet Selection

Selection of the mining fleet was based on experience and calculation of equipment productivity.

The main open pit mining equipment supplier and a select range of their suitable equipment are listed in Table 16.11.1_1.

The ancillary equipment listed in Table 16.11.1_1 only covers track dozers and motor graders, however, both Caterpillar and Komatsu supply the complete range of ancillary equipment that would be required for an operation of the size envisaged at the Project.

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Table 16.11.1_1
Esaase Gold Project
Open Pit Mining Equipment Supplier Equipment Options

Manufacturer	Load	Haul	Drill	Ancillary
		Cat777F: 90t		D9 : 48t
Dozers
		Cat785D: 140t		D10: 66t
Caterpillar
14M: 21t
Graders
16M: 26t
	PC2000: 200t	HD785:90t		D275: 45t
Dozers
	PC3000: 260t	HD1500:150t		D375: 65t
Komatsu
GD655:18t
Graders
GD825: 26t
	RH90: 180t	MT3300**: 136t
Terex				N/A
RH120: 280t
	EX1900: 190t	EH1700: 95t
Hitachi				N/A
	EX2500: 250t	EH3500: 170t
ROC L6, L8
Atlas Copco	N/A	N/A	ROC F9	N/A
ECM720
DI405
Sandvik	N/A	N/A		N/A
DP900i

16.11.2     Drills

The drill selection was based on a machine capable of drilling the selected blast hole diameter (127mm).

The drill selected for the Study and its specifications are listed in Table 16.11.2_1.

	Table 16.11.2_1
	Esaase Gold Project
	Drill Specifications

Specification	Unit	Value
Manufacturer		Atlas Copco
Model		ROC L8
Gross Vehicle Weight	t	23t
Engine Power (Net)	kW	400
Hole size	mm	110 - 178
Single Pass Length	m	7.5
Number required	Unit	9

16.11.3     Excavators

The maximum total material movement for the Project was estimated at 50Mtpa. Based on the pit size and geometry it was assessed that the number of excavators should be no more than four. As such, a 250t rated excavator was selected as the base case for the Project.

A summary of the selected excavator and the factors used to calculate the excavator productivity is shown in Table 16.11.3_1

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Table 16.11.3_1
Esaase Gold Project
Excavator Productivity Calculation

Item	Value
Excavator	PC3000
Weight	250
Power (Net)	940
Shift Hours (h)	12
Shift break delays (h)	2.25
Machine Availability (%)	90
Utilisation of Available Hours (%)	90
Operating Hours per day (h)	17.6
Annual SMU Hours (h)	5,751
Operator Efficiency (%)	90
Truck Fill Factor (%)	100
Bucket Capacity (m3)	14
Bucket Fill factor	90
Moisture Content (%)	5
Rock Loose Density (t/m3)	1.93
Assumed Load Cycle (Min)	2.55
Calculated Productivity (Mtpa)	12.5
Number required	4

For the purpose of the Study, it was assumed that the excavator will be operating in a backhoe configuration as this will aid mining selectivity when required.

Any discrepancy in the required production rate is to be filled by a front end loader (FEL).

16.11.4     Trucks

The truck size selected should match the excavator size. A rule of thumb is that an excavator should load a truck within three to eight passes.

The number of passes to fill trucks with different payloads, based on a 250t excavator, equipped with a 14m³ bucket, is shown in Table 16.11.4_1.

Table 16.11.4_1
Esaase Gold Project
Number of Excavator Passes vs. Truck Size

Truck Size	Number of Passes (250t Excavator, 14m3 bucket)
90t (Cat 777 size truck )	3
140t Cat 785 size truck)	6
177t (Cat 789 size truck)	8

       At this early stage of the project, a 140t, Caterpillar 785 sized, off-highway dump truck is believed to be best suited for the mining operation envisaged at the Project.

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Table 16.11.4_2 provides a summary of the pertinent specifications of the trucks selected for the Study.

Table 16.11.4_2
Esaase Gold Project
Truck Specifications

Specification	Unit	Value
Truck Model		Caterpillar 785D
Gross Vehicle Wt	t	250
Payload	t	140
Power (Net)	kW	1,005
Tyre Size		33.00R51
Drive type		Mechanical
Number required		25

16.11.5     Ancillary Equipment

Ancillary equipment is required to support the load and haul operations and would ordinarily include track dozers, graders, water trucks and FEL's to feed the crusher and or supplement production when required. In this instance it is envisaged that a wheel dozer would also be required because of the scale of operation proposed and the strike length of the orebody.

Table 16.11.5_1 provides a summary of the ancillary equipment selected for the Project. For the purpose of the Mining Study particular mining equipment was selected in order to provide the mining cost estimate. However, this does not imply that Coffey recommends the selected equipment as no formal tender submissions were sought from the original equipment manufacturers (OEM).

Table 16.11.5_1
Esaase Gold Project
Summary Main Ancillary Equipment

		Operating Weight	#
Equipment
		(t)	Required
Track Dozer	CAT D9T	48	4
Wheel Dozer	CAT 834H	47	1
Grader	CAT 16M	26	3
Water Truck	CAT 777F	163	2
Front End Loader	CAT 992K	98	2

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16.11.6     Mining Fleet Summary

Table 16.11.6_1 provides a summary of the mining fleet requirements for the Project, based on the mine production schedule as described in Section 16.10.

Table 16.11.6_1
Esaase Gold Project
Summary Mining Fleet Requirements

		Pre-Production
Mine Equipment			Year 2	Year 8
		and Year 1
Excavator	250 tonne class	4
Haul Truck	140 tonne class	20	5
Drill	Atlas Copco ROC L8 or similar	8	1	2
Front End Loader	CAT 992K or similar	2		1
Track Dozer	CAT D9 or similar	4		2
Wheel Dozer	CAT 834H or similar	1
Grader	CAT 16M or similar	3
Water Truck	CAT 777F or similar	2
Subtotal		44	6	5
Excavator / Breaker		1
Tool Carrier	IT950 or similar	2
Subtotal		23
Grand Total		67	6	5

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17   RECOVERY METHODS

17.1   Introduction

The metallurgical testwork undertaken to date, the associated testwork results and their interpretations are discussed in Section 13.

The following sections describe the processing flowsheet, plant design, equipment characteristics and specifications, as well as projected requirements for energy, water, and process materials.

17.2   Process Flowsheet

The process plant has been designed to treat 9.0 million tonnes per annum when processing predominantly oxide material and 7.5 million tonnes per annum of fresh material.

Based on testwork completed to date, the following process flowsheet was adopted for the PFS:

■ Primary crushing;

■ Grinding circuit comprising primary (SAG) and secondary (Ball) mills;

■ Recovery of free gold from the cyclone feed stream by centrifugal concentrators;

■ Gold recovery by intensive cyanide leaching of concentrate produced by the centrifugal concentrators;

■ Recovery of the high SG fraction from cyclone overflow using spiral concentrators;

■ Regrinding of spiral concentrate to a P80 of approximately 20 microns;

■ Gold recovery from spiral tails and reground spiral concentrate in a conventional carbon-in-leach (CIL) circuit;

■ Split AARL carbon elution; and

■ Destruction of residual cyanide in CIL tailings using the Inco Air-SO2 process.

A summary flowsheet for the Esaase process plant is shown in Figure 17.2_1.

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Figure 17.2_1
Process Plant Flowsheet

GYRATORY CRUSHER
STOCKPILE
FEEDERS
PEBBLE CRUSHER
SAG MILL
SAG MILL DISCHARGE SCREEN
CENTRIFUGAL GRAVITY CONCENTRATORS
CYCLONE CLUSTER
TRASH SCREENS
BALL MILL
ROUGHER SPIRAL CIRCUIT
CYCLONE CLUSTER
REGRIND MILL
GOLD ROOM
INTENSE CYANIDATION AND ELECTROWINNING
GOLD BARS
LEACH FEED THICKENER
LOADED CARBON RECOVERY SCREEN
ELUTION & CARBON REGENERATION
CARBON SIZING SCREEN
CIL TANKS
CARBON SAFETY SCREENS
LP WATER TANK
SO2/AIR DETOX TANKS
TAILINGS DAM
PROCESS WATER POND
KEEGAN RESOURCES INCORPERATED
ESAASE GOLD PROJECT
Lycopodium
ESSASE GOLD PROJECT - GHANA
OVERVIEW
PROCESS FLOW DIAGRAM
NTS
1765
000-SK-001
A

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17.3             Process Plant Operating Schedule

The process plant will operate around the clock, seven days a week, throughout the year. Shutdowns will only occur for operational activities, such as planned and unplanned maintenance stoppages, and for occurrences beyond the control of the operation, for example power outages.

Design utilisation of the process plant is 7,000 hours per year for the crushing circuit (80% utilisation), and 8,000 hours per year for the grinding circuit and downstream processes (91.3% utilisation). This is consistent with similar plants currently operating in Ghana.

17.4   Process Description and Equipment Selection

17.4.1   Primary Ore Crushing and Stockpile

Mill feed will be trucked from the open pit to the Run of Mine (ROM) pad. Provision has been made for direct tipping of 140 tonne payload class trucks into the ROM bin. If required, mill feed can be stockpiled on the ROM pad to assist with blending before being loaded into the ROM bin by front end loader (FEL).

ROM mill feed will be fed directly into the feed chamber of a 375kW, 42 - 65 gyratory crusher. Crusher product will be drawn from the surge bin beneath the crusher by an apron feeder and conveyed to a coarse mill feed stockpile (COS) with a nominal 22,500 tonne (24 hour) live capacity.

A fixed hydraulic rock breaker will be installed to break up oversize rocks in the gyratory crusher feed chamber as required.

The covered conveyor between the crusher and stockpile is about 1km long and crosses a public road and the Bonte River. Both crossings will be incorporated into crossings designed for the haul road between the pit to the south east of the plant site and the waste dump to the north east. The conveyor will be equipped with covers to shed rain during the wet season and to provide wind protection and reduce dust generation during the dry.

Mill feed will be reclaimed from the stockpile by three apron feeders in a concrete reclaim chamber below the stockpile. It should be noted that the live capacity of the COS will be considerably reduced when processing a high proportion of oxide mill feed due to its higher angle of repose and tendency to 'rat hole' on the stockpile. 'Dead' mill feed on the stockpile will be reclaimed by dozing the material into the reclaim feeders.

Mill feed from the reclaim feeders will be conveyed to the SAG mill. At any one time two or three of the reclaim feeders will be in operation to mitigate the impact of size segregation on the stockpile on the downstream milling operation.

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The crushing plant will operate on both day and night shifts. During periods when the crusher is not available, mill feed for up to nominally 24 hours of mill operation can be recovered from the live portion of the stockpile. Additional mill feed can be reclaimed from the dead portion of the stockpile using a bulldozer.

Water sprays and/or extraction fans with dust scrubbers will be installed for dust suppression at the primary crusher, discharge to stockpile, reclaim chamber and lime addition point.

17.4.2   Grinding and Classification

The grinding circuit will consist of a SAG mill and a ball mill in closed circuit with a cyclone cluster providing a grind of 80% passing 106µm for oxide mill feed and 150µm for fresh mill feed.

Preliminary calculations, using comminution testwork data, indicate mill installed power requirements of 9.9MW for the SAG mill and 7.9MW for the ball mill. In practice, the power split may be changed to an installed 9MW per mill to provide commonality of drive trains.

Primary SAG Mill

The 9.14m diameter x 6.10m effective grinding length (EGL) SAG mill will be fitted with dual 5MW drives and will operate at nominally 12% volumetric ball load on fresh ore. The mill will be equipped with liquid resistance starters and will be capable of operating at between 60% and 80% of critical speed. The mill will be mounted conventionally on concrete foundations within a bunded concrete pad.

In the initial years of the Project, the mill ball load will be reduced to meet the requirements for treating high proportions of softer oxide mill feed.

Provision has been made for retrofitting recycle crushing (an HP500 or equivalent) as the pit deepens and the competence of fresh mill feed increases.

Lime will be added to the SAG mill feed conveyor for pH adjustment for the leach circuit downstream.

The SAG mill will discharge to a pebble dewatering screen equipped with high pressure water sprays. Dewatered pebbles will drop to a dedicated bunker until the pebble crushing circuit is installed after which the crushed pebbles will be recycled to the SAG mill feed. SAG mill discharge slurry (pebble dewatering screen undersize) will report to the mill discharge hopper, which will also receive ball mill discharge slurry.

Secondary Ball Mill

The ball mill will be 6.40m diameter x 10.80m EGL, and fitted with a single 7.9MW drive (or alternatively dual 4MW drives) and liquid resistance starter. The ball mill will be fixed speed and will be fitted with rubber liners. The mill will be mounted on concrete foundations adjacent to the SAG mill.

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Classification Cyclones

The SAG and ball mill will discharge to a common hopper for slurry dilution before the slurry is pumped to a cluster of 750mm cyclones for classification. Cyclone underflow will return to the ball mill feed chute. The cyclone overflow will gravitate through trash screens to the rougher spiral circuit.

Mill Area

An overhead crane will be installed in the milling area for routine maintenance. Heavy maintenance lifts around the mill will require a mobile crane. A liner handler and mill bolt removal equipment ('Thunderbolt' or similar) will be provided for mill relines.

The mill floor slab will slope towards a drive in sump. A vertical spindle pump will return spillage to the mill discharge hopper. Coarse spillage will be removed by front end loader. Hoses supplied with high pressure (HP) process water will be provided to aid spillage handling in the milling area drive in sump area.

17.4.3   Gravity Concentration

A portion of the SAG and ball mills discharge will be pumped from the mill discharge hopper by dedicated gravity feed pumps to a gravity concentration circuit to recover free gold. The circuit will consist of a feed distributor box, four scalping screens and four 48" centrifugal concentrators.

Gravity gold concentrate will be leached in an intensive leach reactor (ILR), with the gold being recovered from the pregnant solution in a dedicated electrowinning cell. All handling and treatment of gravity gold concentrates will be undertaken in secured areas of the process plant.

Scalping screen oversize and centrifugal concentrator tails will return to the milling circuit. The ILR tails will be transferred to the regrind circuit or the leach feed distribution box ahead of the CIL tanks.

17.4.4   Rougher Spiral Circuit

Classification cyclone overflow will gravitate to the rougher spiral circuit via trash removal screens. Trash screen oversize will report to dedicated trash collection bins. The trash screen undersize will be pumped to the rougher spiral circuit, which will recover a gravity spiral concentrate.

The rougher spiral circuit will consist of 24 banks of 12 double start spirals. The rougher spiral circuit feed will be distributed between the spiral banks via primary and secondary feed distributors. Water will be added to the spiral feed to adjust the solids concentration as required to achieve optimum physical separation.

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The rougher spirals will have two product streams:

■ Spiral concentrate which will report to the spirals concentrate hopper and will be pumped to the regrind mill classification cyclones feed hopper.

■ Spiral tailings which will report to the spiral tails hopper and will be pumped to the pre-leach thickener feed box.

The quantity of concentrate cut from the mill cyclone overflow stream can be altered by adjusting the product cutters at the bottom of each spiral.

17.4.5   Concentrate Regrind

The concentrate from the rougher spiral circuit will report to the regrind mill classification cyclone feed hopper. The spiral concentrate, combined with the regrind mill discharge, will be pumped to cyclones for classification. The cyclone underflow will return to the regrind mill for further grinding. The cyclone overflow, having been ground to 80% passing 20µm, will gravitate to the pre-leach thickener.

17.4.6   Pre-Leach Thickener

Rougher spiral tailings and concentrate regrind cyclone overflow will recombine in the pre- leach thickener feed box. The slurry will be thickened to nominally 50% solids before feeding the leach and adsorption train.

A standard vendor package flocculant mixing system will be provided.

Thickener overflow will gravitate to the low pressure process water tank for distribution as dilution water to the pre-leach thickeners feed, SAG and ball mills feed chutes, mill discharge hopper and gravity circuit.

17.4.7   Carbon in Leach (CIL)

Pre-leach thickener underflow will be leached in a train of eight 4,000m³ CIL tanks providing a nominal residence time of 25 hours at a mill feed rate of 7.5 million tonnes per annum. The lower residence time of 21 hours when treating a higher tonnage of oxide ore will be compensated for by the faster leach kinetics of the oxide material.

The pre-leach thickener underflow stream, at a nominal density of 50% w/w solids, will be pumped by the leach feed pumps to the leach feed distribution box, which discharges to the head of the CIL circuit. The eight leach and adsorption tanks in series will be interconnected with launders and slurry will flow by gravity through the tank train. Each tank will be fitted with a dual impeller mechanical agitator to ensure uniform mixing.

The tanks will each be fitted with two mechanically swept wedge wire intertank screens to retain the activated carbon. All tanks will be fitted with bypass facilities to allow any tank to be removed from service for agitator or screen maintenance.

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With a low design head grade to the leach circuit, the concentration of carbon in the CIL tanks will be nominally 10 grams per litre with an advance rate of 18t of carbon per day for a maximum carbon loading of approximately 1,300g/t of gold.

Sodium cyanide will be metered to the CIL circuit by a main line with branch lines to the first six CIL tanks. In practice it is anticipated that cyanide addition will be required, on a regular basis, to only the first two or three tanks.

Air from the CIL blowers will be distributed to the CIL section and sparged down the shaft of each CIL tank agitator to allow a high dissolved oxygen profile to be maintained in the circuit. This will facilitate rapid dissolution of gold particles within the circuit.

Reactivated carbon returning to the CIL circuit from the carbon regeneration kiln will be screened across an inclined deck vibrating screen to remove fine carbon. The sized and reactivated carbon will report directly to CIL Tank 8. The intertank screens in CIL Tank 8 will retain the carbon and the slurry will flow to cyanide detoxification. A recessed impeller pump will periodically transfer the carbon from CIL Tank 8 to CIL Tank 7. This counter current process will be repeated until the carbon eventually reaches CIL Tank 1, the first CIL tank. A recessed impeller pump will be used to transfer loaded carbon and slurry to a loaded carbon recovery screen mounted above the acid wash column in the elution circuit. The carbon reporting as screen oversize will gravitate to the acid wash column, and the slurry will return to CIL Tank 1.

Discharge slurry (CIL tails) from the last CIL tank will gravitate to the carbon safety screen feed distribution box, and onto the duty vibrating carbon safety screen to recover undersize carbon and any carbon leaking due to worn screens or process upsets. Screen overflow (recovered activated carbon) will report to fine carbon collection bins, and screen underflow will gravitate to the cyanide detoxification feed box.

The tanks will be constructed on ring beams in a bunded area with a sloping concrete floor. Any spillage in the area will report to one of four CIL area sumps and can be pumped back to the CIL circuit or to the carbon safety screen ahead of cyanide destruction.

17.4.8   Carbon Elution and Gold Recovery

Gold will be stripped from the loaded carbon in an 18t capacity split Anglo elution circuit and electrowon onto stainless steel cathodes. The capacity of the elution circuit is such that a single strip per day is required. This provides 'catch up' capacity by adopting around the clock stripping if required. The use of a split Anglo elution circuit, incorporating recirculation of lean eluate, will reduce water consumption. The elution circuit will have two dedicated electrowinning cells. The strip solution heaters will be fuelled with diesel.

Gold recovered from the stainless steel cathodes in both the CIL and ILR electrowinning cells will be smelted to doré bars for shipment to an off-site refinery. The electrowinning cells, smelting furnace and associated equipment will be located in a secure gold room with appropriate access control and security features such as closed circuit TV monitoring and intruder detection and alarms. The barring furnace will be fuelled by diesel.

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Barren carbon will be transferred from the elution column to a carbon regeneration kiln feed hopper via a carbon dewatering screen. The carbon will be regenerated at 650°C to 700°C, quenched, and returned to the CIL circuit.

17.4.9   Cyanide Detoxification

A sulphur dioxide / air detoxification circuit will be provided to reduce weak acid dissociable (WAD) cyanide levels in plant tailings to below those recommended under the International Cyanide Management Code (<50ppm). Sodium metabisulphite will be the source of sulphur dioxide (SO2) for the reactors. Copper sulphate and hydrated lime will be available for addition if required although testwork indicates this is not the case. Copper sulphate acts as a catalyst and hydrated lime neutralises acid formed by the detoxification reaction to maintain a high pH in the tanks. It appears that under the current process conditions both are present in sufficient quantities in the leach tailings stream.

CIL tails will report to the cyanide detoxification feed box via carbon safety screens. The slurry will gravitate from the distribution box to cyanide detoxification Tanks 1 and 2. Each tank will be agitated and sparged with air from the cyanide detoxification blowers. Hydrated lime, copper sulphate and sodium metabisulphite (SMBS) solutions will be dosed to the tanks, where cyanide will be oxidised to the less toxic cyanate.

Overflow from the cyanide detoxification tanks will report to the agitated tailings tank, and two stage tailings pumps will transfer the tailings to the tailings storage facility.

17.5   Process Materials

17.5.1   Reagents

Quicklime

Quicklime (CaO) will be received in bulk by road tanker from a Ghana based supplier and transferred pneumatically to a storage silo positioned adjacent to the SAG mill feed conveyor. Lime will be metered from the silo onto the conveyor. The lime silo will have a dust collector, and a standby lime unloading blower will also be provided should the truck mounted blower be unserviceable.

Sodium Cyanide

Sodium cyanide briquettes will be received in 20 tonne batches in cyanide ISOtainers. The cyanide briquettes inside the ISOtainer will be dissolved to a solution strength of nominally 20% w/v NaCN by circulating process water through the ISOtainer from the cyanide mixing tank.

As a back up to cyanide ISOtainer delivery, provision has been made to accept sodium cyanide briquettes in one tonne bulk bags inside plywood boxes. A cyanide bag lifting hoist and lifting frame will be used to transfer each bulka bag to a bag splitter and receiving hopper on the cyanide mixing tank. The briquettes will drop from each split bag into the cyanide mixing tank to be mixed with process water and form a nominally 20% w/v NaCN solution.

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The 20% w/v sodium cyanide solution prepared in the agitated cyanide mixing tank will be transferred to the cyanide storage tank and distributed to the intensive cyanidation reactor and CIL circuits. The cyanide solution will also separately be distributed to the elution circuit by positive displacement pump.

Caustic Soda

Caustic soda (sodium hydroxide) will be received in one tonne bulk bags as pearl (solid pellets). A bag lifting hoist and lifting frame will be used to transfer each bulk bag to a bag splitter on a receiving hopper. The caustic soda will drop from each split bag into the receiving hopper, and will then be transferred into the agitated caustic storage and mixing tank by a screw feeder to be mixed with raw water to form a nominally 20% w/v NaOH solution.

The caustic solution will be distributed to the intensive cyanidation and elution circuits by positive displacement pumps. A small quantity of caustic will be added to the cyanide mixing tank to provide protective alkalinity if required.

Hydrochloric Acid

Hydrochloric acid will be received in 200 litre plastic drums at a nominal commercial strength of 32% w/w HCl and transferred by a peristaltic pump to the hydrochloric acid storage tank. A metering pump will deliver acid to the elution acid wash column.

Flocculant

Flocculant will be received as a powder in 1t bulk bags. A bag lifting hoist and lifting frame will be used to transfer each bulk bag to a bag splitter and flocculant hopper.

Powdered flocculant will be wetted, mixed and aged in a vendor package mixing plant using raw water. Flocculant will be distributed to the pre-leach thickener using variable speed positive displacement dosing pumps.

Copper Sulphate

Copper sulphate will be received in 1t bulk bags as copper sulphate pentahydrate (CuSO4.5H2O). A bag lifting hoist and lifting frame will be used to transfer each bulk bag to a bag splitter and receiving hopper on the copper sulphate mixing tank. The copper sulphate solids will drop from each split bag into the agitated copper sulphate mixing tank to be mixed with raw water and form a nominally 20% w/v copper sulphate (calculated as pentahydrate) solution.

The 20% w/v copper sulphate solution will be transferred to the copper sulphate storage tank and distributed to the cyanide detoxification circuit by a positive displacement pump.

Sodium Metabisulphite

Sodium metabisulphite (SMBS) will be received as a powder in 1t bulk bags. A bag lifting hoist and lifting frame will be used to transfer each bulk bag to a bag splitter and receiving hopper on the SMBS mixing tank. The SMBS solids will drop from each split bag into the agitated SMBS mixing tank to be mixed with raw water and form a nominally 20% w/v SMBS solution.

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The 20% w/v SMBS solution prepared in the SMBS mixing tank will be transferred to the SMBS dosing tank and distributed to the cyanide detoxification tank by positive displacement pumps.

The SMBS solution in the mixing and dosing tanks will generate small quantities of sulphur dioxide (SO2) gas. A fan will be used to extract the contaminated air from the tanks to a packed tower scrubber where the SO2 will be removed by water. The clean exhaust gas from the packed tower scrubber will be discharged to atmosphere. The SO2 contaminated water from the packed tower scrubber will be transferred to the SMBS dosing tank.

Hydrated Lime

Should it be required, hydrated lime powder will be received in 1t bulk bags. A hoist and lifting frame will be used to transfer each bulk bag to a bag splitter and receiving hopper on the agitated hydrated lime mixing tank. The hydrated lime powder will drop from each split bag into the hydrated lime mixing tank to be mixed with raw water and form a nominally 15% w/v suspension.

The hydrated lime slurry prepared in the mixing tank will be transferred to the agitated hydrated lime storage tank and distributed to the cyanide detoxification tanks.

17.5.2   Other

Grinding Media

Mill grinding media will be delivered to site in bulk or 200L drums and stored in bunkers. SAG mill grinding balls will be transferred from the bunker to the SAG mill ball feeder hopper by front end loader, and will then be fed onto the SAG mill feed conveyor as mill operations require. Ball mill grinding balls will be transferred from the bunker to a ball charging kibble by front end loader and will then be fed to the ball mill by hoist via the ball charging chute. A similar kibble and hoist arrangement will be provided for charging balls to the regrind mill.

Diesel

Diesel will be delivered to the 50m³ mill storage tank by road tanker or transferred on an 'as required' basis from the main fuel depot in the mine services yard by the mine service truck. Diesel will be distributed from the mill tank to the barring furnace, carbon regeneration kiln and strip solution heaters.

Activated Carbon

Activated carbon will be received in 500kg bulk bags as 6 x 12 mesh solids and added to the circuit via the regeneration kiln quench tank and carbon sizing screen into the last leach tank.

A hoist will be used to transfer each bulk bag to a receiving hopper on the carbon quench vessel. The activated carbon will drop from each bag into the quench vessel for slurrying with raw water and transfer to the carbon sizing screen.

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17.6             Services and Water

17.6.1             Raw Water

Raw water will be supplied to the plant site by pipeline from the pit dewatering bores and pumps and stored on site in an HDPE lined raw water pond. Water sources used to supply the raw water pond will be restricted to those suitable for generating potable quality water.

Should there be a temporary shortage of raw water, supplementary supplies can be provided from the Offin River by reversing the flow in the pipeline normally used to dispose of surplus water.

Duty and standby raw water pumps will feed the plant raw water main. Raw water usage from the main will be minimised to maximise the use of lower quality process water supplies. Raw water uses will be limited to those applications where good water quality is required.

A separate raw water pond discharge manifold drawing from a lower level in the pond will supply water to the site fire water system. This will ensure there is always sufficient water in the pond for fire fighting purposes.

Overflow from the raw water pond will report to the process water pond.

17.6.2   Fire Water

       Fire water for the process plant will be drawn from a dedicated fire water reserve in the raw water pond.

       The fire water system will comprise an electric jockey pump to maintain fire ring main pressure, an electric fire water delivery pump and an emergency diesel driven fire water pump that will automatically start in the event of a power failure or should the electric pump fail to maintain pressure in the fire water system. Fire hydrants and hose reels will be strategically placed throughout the project site.

17.6.3   Potable Water

       Raw water will supply two plant site raw water tanks ahead of the vendor package potable water treatment plant. Potable water treatment will consist of sand filtration, ultra-violet sterilisation and chlorine dosing. The potable water from the treatment plant will be stored in the plant site potable water tank. Potable water from the site treatment plant will be supplied to mine services.

17.6.4           Treated Water

   Raw water will be treated by caustic dosing, coagulation and filtration in a vendor package plant to provide water suitable for the elution circuit and mill cooling water.

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17.6.5          Cooling Water

Treated water will be supplied to the mill evaporative cooler basin and dosed with antiscalant and biocide. Cooling water circulation pumps will pump the water through the SAG and ball mill lubricant cooling systems and back to the basin. A bleed stream will be discarded with plant tailings to control contaminant build up.

17.6.6   Process Water

High and low pressure process water circuits will supply the majority of water for plant use. The main sources of process water will be decant return water from the tailings storage facility, circulating overflow from the pre-leach thickener and make-up water from the raw water pond.

17.6.7   Mill Area Event Pond

A separate event pond has been provided to receive uncontrolled discharges from those plant areas not contaminated with cyanide. In this way the water and solids then recovered from the pond can be returned to the milling circuit without fear of cyanide contamination resulting in dissolution of gold in the milling circuit and possible loss to preg-robbing components of the ore.

17.6.8   Cyanide Event Pond

The cyanide event pond will receive uncontrolled discharges from plant areas which potentially contain cyanide, and slurry from the tailings pipeline drain. The contained slurry will be recovered by sump pumps to the cyanide detoxification feed box or leach feed distribution box. Monitor cannons supplied with HP process water will be provided to aid in transferring solids in the pond to the pumps.

The cyanide event pond will be equipped with a leak detection pump and ground water pump.

17.6.9   Plant and Instrument Air

Plant and instrument air requirements will be supplied by the same duty / standby air compressors. The plant and instrument air will be filtered and dried. Air receivers located as required through the plant will ensure sufficient air is available for transient high demands.

17.6.10    Sewage

Sewage diluted with raw water will be transferred by forwarding pumps from the accommodation camp and site buildings to a plant sewage treatment plant (vendor package). Discharge water from the plant sewage treatment plant will be dispersed by leach drains or be disposed of in the tailings storage facility. Activated sludge from the plant will be transported to an approved municipal disposal site.

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18             PROJECT INFRASTRUCTURE

18.1             Introduction

Together with lease boundaries, location of existing settlements and features such as forested areas with high conservation value, the topography of the project site has had a significant influence on the location of project infrastructure.
The Project is located in the Bonte River valley which runs north-east to south-west through the Esaase and Jeni River concessions. The majority of the Project development and infrastructure is located on the Esaase concession. The typical elevation of the valley is 300m above sea level (ASL) at the north end, falling to below 250m ASL in the south. Land surrounding the valley is undulating, with ridges rising to 450m to 500m ASL.

The open pit is located to the south-east side of the valley, on the site of a ridge rising to over 400m ASL. Project facilities, including the processing plant, ROM pad and crusher, will be located approximately 1km to 1.5km away from the pit generally downstream and to the north- west.
An overall site layout is provided in Figure 18.1_1.

18.2   Project Logistics

With the exception of contractors undertaking site work, all transport and logistics services for the delivery of goods, materials and equipment to site will be provided by the Project.

The Ghanaian ports of Tema and to a lesser extent Takoradi are regularly serviced by vessels plying the Europe - West Africa routes with connections to the Cape and Asia. The ports have serviced the needs of multiple similar projects in the region and are equipped to handle container and break bulk cargos of the dimensions and quantities needed to successfully implement the project.

Preliminary route surveys have been undertaken by Antrak Ghana, a member of the Bollore Africa Logistics group. Shipping routes, ports and large portions of the identified road routes are common to those used for the recent Ahafo and Akyem mine developments.

Road transport in Ghana will be during daylight hours only.

Some road work will be required in local villages to minimise nuisance dust and maintain a safe environment during construction and operations.

Individual contractors and / or the Project will provide daily personnel transport between the workplace and local towns and villages using a contracted bus service.

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Figure 18.1_1
Esaase Gold Project
Project Site Layout

KEY PLAN
1. PROCESS PLANT
2. SACRED SITE/ FOREST
8. CONCESSION BOUNDARIES
11. LOW GRADE ORE STOCKPILE
13. TRADITIONAL FOREST
14. FOREST RESERVE
16. TETREM
20. PIT OUTLINE
23. TAILINGS STORAGE FACILITY
31. CATCHMENT AREA BUND
32. LOW GRADE ORE STOCKPILE NORTH DAM
33. CATCHMENT BUND
36. NORTH PIT NORTH EAST BYPASS BUND
40. WASTE DUMP OUTLET PIPELINE ROUTE
41. CATCHMENT BUND
43. TSF CONSTRUCTION HAUL ROAD
45. POTENTIAL RESOURCES AREAS UNDER EXPLORATION
52. BACKFILL SOUTH PIT
53. NORTH WASTE DUMP
SCALE 1:20000
KEEGAN RESOURCES INCORPORATED
ESAASE GOLD PROJECT
Lycopodium
ESAASE GOLD PROJECT - GHANA
OVERALL LAYOUT
PLAN
1:20000
1105.20
100-G-001
K

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18.3             Roads

18.3.1             General

The site is serviced by public roads from the north-east by the sealed Kumasi-Sunyani road and from the south by the sealed Kumasi-Obuasi road. The last 20km or more of local roads in both direction are generally gravel quality or below.

The Project scope will require some limited upgrading and diversion of existing public roads and construction of a limited network of roads within the Project area to provide access to the various facilities and infrastructure.

18.3.2   Access Strategy

Once on the concession, the mine, process plant and associated facilities will be accessed via a service road from the local public road network at a single point from the Tetrem-Mpatoam road. The service road will link the local road to the main administration office and process plant. From the service road all roads within the site are self-contained, linking the offices and process plant to the mine services yard, primary crusher, waste dump and pit areas.

To the north of the pit the tailings storage facility (TSF) construction haul road will cross the realigned Esaase-Tetekaso public road. This section of the haul road will be in use only during construction work on the TSF wall and then only during daylight hours. This crossing will be gated, manned when in use, and will not be used for general site access.

The Project's permanent camp accommodation will be located on the site of the existing exploration camp on the eastern edge of Tetrem. The accommodation will be accessed from the Tetrem-Mpatoam road. Travel between the camp and the main project sites will be along the Tetrem-Mpatoam road, a trip of about one kilometre on the public road, before turning onto the service road.

18.3.3   Local Public Roads

Upgrades and realignment will be required to local public roads affected by project development and operations. Road improvement schemes will be required as follows:

■ Upgrades or temporary diversions during construction where creek crossings on the local gravel roads are unsuitable for heavy or oversized loads.

■ Road improvements and/or ongoing maintenance in local villages to reduce nuisance dust and regulate traffic flow through or around the local villages. This will include the ongoing use of a water tanker to wet down village roads during the dry season.

■ A partial diversion of the road linking Esaase-Menhyia to Tetekaso and Tetrem will be required to re-route it around the northern extension of the proposed pit. The diversion will require construction of approximately 2km of gravel road.

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■ The local road network will require realignment to the south-west of Tetrem village, where the conveyor, haul road and service road between the mining area to the east and the process plant and waste dumps to the west cross the public road. Construction of approximately 0.3km of gravel road will be required to reconfigure the existing crossroads into two staggered T-junctions. This will simplify the haul road crossing point design, which will cross at the location between the T-junctions.

18.3.4   Project Site Roads

Three types of road will be constructed within the project site to meet the range of duties required. These road types are:

■ Mine haul roads (for mine fleet vehicles),

■ General service roads (for light vehicles and delivery vehicles) and

■ Access tracks (single lane dozed or graded tracks for local access only).

Easements for the roads will also provide service corridors and rights of way for powerlines and pipelines. Road alignments will take into consideration service routing requirements in addition to vehicular movements.

Roads will generally follow contours where no direct route can be achieved. Haul roads in particular will be sited away from local towns and villages to minimise visual, noise and dust impact and for safety considerations.

18.4   Earthworks

18.4.1   Bulk Earthworks

Preliminary earthwork quantities have been estimated in areas where quantities are significant, for example the process plant pad. In other areas, allowances have been made or the unit rates used in estimating costs reflect typical earthworks requirements. Future detailed earthworks design will endeavour to minimise the amount of excavated (cut) and deposited (fill) material required for roads, buildings and services throughout the site. Higher ridges and particularly steep terrain have been avoided where possible. Separate facilities are discussed below.

18.4.2   Topsoil Removal, Stockpiling and Respreading

Allowance has been made for stripping up to 300mm depth of topsoil prior to undertaking bulk earthworks.

Topsoil will be stockpiled in areas in close proximity to the stripping areas. Stockpiles will be broad and of low height to preserve seed stock and organic matter. The stripped topsoil will be recovered as required for future rehabilitation of disturbed areas.

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18.5             Site Buildings and Facilities

The capital cost estimate for new buildings is derived from Lycopodium's database of recent and current projects and has been based on a brief description of the type of construction, an estimated floor area and a unit rate per square metre to construct.

Site buildings and miscellaneous facilities allowed in the capital estimate are as follows:

18.5.1   Administration

Blockwork construction:

■ Security post for access control at turn-off from public road.

■ Administration and technical offices located adjacent to the plant site.

■ Clinic and emergency services building.

In the final layout the clinic and emergency services area may be incorporated into the main office building.

18.5.2   Process Plant

Steel framed buildings:

■Plant workshop / warehouse complex with stores and maintenance offices.

■Reagent storage shed.

Blockwork construction:

■ Assay laboratory incorporating metallurgical laboratory.

■ Plant gatehouse / security offices.

■ Plant change rooms (attached to plant security building).

■ Plant office.

■ Meals area.

■ Electrical switchrooms for MCCs.

Consolidation of buildings, for example combining the laboratory and plant office will be considered during detail design.

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18.5.3   Mine Services Area

Steel framed buildings:

■ 5 bay workshop / warehouse complex with stores and maintenance offices.

Blockwork construction:

■ Mine change rooms and shift offices.

Other:

■ Truck washdown bay.

■ Fuel and lube supply (owned and operated by the supplier).

18.5.4   Miscellaneous Facilities

Other miscellaneous facilities provided to support the project include:

■ Water treatment plant.

■ Sewage treatment plant.

■ Explosives magazine / facilities.

■ Incinerator.

■ Landfill site.

18.6   Power Supply and Distribution

18.6.1   Construction Power

An existing 33kV power supply operated by the ECG (Electricity Corporation of Ghana) services the villages in the valley. Keegan currently draws power from this line to supply the existing exploration camp.

Pending completion of the permanent power supply from the 161kV supply line to the north-east (see Section 18.6.2 below) construction power will be provided by a combination of the ECG supply, early installation of the future Project standby power generators and stand-alone portable generators provided by the Project and contractors

18.6.2   Permanent Power

Permanent power will be supplied from the existing 161kV double circuit power line (Kumasi- Kenyase / Obuasi-Kenyase) aligned east - west to the north of the Esaase concession. It is anticipated that connection will be provided on the Obuasi-Kenyase circuit and extended to a new High Voltage (HV) substation at the plant site using lattice towers with a double circuit configuration similar to those on the existing line. The new supply line will be approximately 15km in length.

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The plant site HV substation will be equipped with duty / standby 161/11kV transformers and dual 11kV feeders to the plant HV switchboard.

Allowance has been made for static var compensator (SVC) equipment at the plant site as well as the necessary SCADA and communications systems to integrate the line and substation into the national grid.

Although financed by, and purpose built for the Project, it is envisioned that the HV switchyard will be owned and operated by GRIDCo, the operator of the national network. It is possible that the switchyard will ultimately be used to service other consumers in the area.

Emergency power will be provided by diesel generators. Standby power will be provided for essential services only and not sufficient to maintain plant operations. The generators will be equipped to start automatically should the HV power fail, although the Project will still suffer a black-out as emergency power is provided. The generators will be capable of automatic synchronisation with the HV grid to enable operations to recommence without a second black- out.

18.6.3   Power Distribution

Power will be distributed around the site at 11kV by overhead line as required. At a minimum this will include the mine services yard, the TSF decant pumps, the accommodation camp and fixed remote services such as water bores and pumps associated with site water management.

Pit dewatering will use pump sets provided with power from local portable generators. A similar arrangement will be used for the temporary pump providing 'first fill' water from the Offin River.

18.7   Water Supply

18.7.1   Site Water Management

Key issues identified include the need for a substantial upfront volume of water pumped from the Offin River to the TSF prior to plant start up, and later the need for substantial releases of excess pit and other water after treatment to reduce arsenic concentrations.

At plant start up, it is recommended a minimum of 4Mm³ of water be stored on the mine site. Most of this water will need to be pumped from the Offin River. Pumping over a six month period at rates of 250L/s is proposed. It is anticipated this water will be held in storage in the TSF, and therefore the TSF will need to be completed to its initial design stage well in advance of mine start up, and in advance of filling.

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Additional water may be required from the Offin River in the first year or two years of operations, but thereafter, the likelihood of requiring further supplies from the Offin River diminishes, as runoff from pit areas and other areas increases to meet demand. It is considered prudent to have provision to re-equip the abstraction point on the Offin with a smaller pump after the initial year of operations (say 50L/s rather than 250L/s capacity) should that facility be required.

The water balance studies showed that under average rainfall conditions, it is unlikely there will be any release into the Offin River during Years 1 and 2. As the pit develops and runoff and pit dewatering water increases, the anticipated release rate under average monthly rainfall conditions is anticipated to increase to nominally 160L/s (peaking at over 200L/s in the wetter months of the year). However, under design rainfall extremes, this rate could increase to almost 600L/s for a period of one month, before dropping to more normal rates. These figures allow for water from all arsenic producing areas, less water required in the treatment circuit (free from lime), dust suppression water and other water usage.

All tailings storage facility decant water will be returned to the process plant for re-use. In addition, arsenic containing water from pit dewatering or dump runoff will be used preferentially as make-up water for the plant process water system to maximise the quality of surplus water discharged to the environment.

Surface runoff from disturbed areas of an acceptable quality for discharge into local streams will be released through sediment control structures into local tributaries and waterways and ultimately to the Bonte River via the wetlands upstream of the Mpatoam Weir.

Until it can be established that surplus water from pit dewatering and waste dump runoff contains arsenic values low enough for local discharge, this water will be piped to join the larger flows of the Offin River approximately 15km to the south-west.

In all cases Keegan will ensure that contaminant levels at point of discharge and downstream complies with the minimum standard according to Ghanaian regulatory or statutory requirements.

The pipeline ultimately used for the discharge of surplus water to the Bonte River will be used to provide 'first fill' process water for the plant start-up by reversing the flow and pumping to the TSF via the plant tailings pumps and pipelines. Water will be pumped from the Offin River using one of the future pit dewatering pumps temporarily installed at the river.

18.7.2   Potable Water

Ground water in the area outside the influence of the orebody is of suitable quality to meet the projects potable water requirements.

Bores will be established and the water will be treated by filtration, chlorination and UV sterilisation for use in the accommodation camp, offices and plant and mine ablutions.

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18.8             Tailings Storage Facility

18.8.1             Design Criteria

The design of the tailings storage facility (TSF) options for the Project was aimed at:

■ Optimising tailings storage capacity and maximising tailings density within the natural topographical constraints of the project area;

■ Minimise cost;

■ Minimise overall environmental and societal impact; and

■ Avoiding both the Traditional and Sacred Forest sites and maintaining adequate buffer zones from the existing communities.

18.8.2   Location Options

Four options were considered as part of the PFS, as follows:

Esaase Valley TSF Option 1

Located within the Esaase Concession, north of the proposed mine plant at the head of the Bonte River. The proposed TSF will be a valley type storage, with modified embankments to avoid the sacred area near the southern extremity of the site and the forest reserve in the north western corner of the site.

Tailings will be deposited using sub-aerial deposition techniques from multi spigot locations located on the main embankment. Tailings spigotting is to be carried out such that the supernatant water pond is pushed away from the main embankment and maintained around the decant facility.

The design concept adopted for the starter embankment will be constructed with design slopes of 1:3 (vertical to horizontal) downstream and 1:2 (vertical to horizontal) upstream. The primary structure will be comprised a zoned embankment with a cutoff trench.

The downstream zone is composed of traffic compacted mine waste sourced from the pit and the upstream zone of clayey borrow material sourced from within the TSF or local area. The cutoff trench will be backfilled with compacted 'select' clayey borrow. The depth of the cutoff will need to be confirmed in future geotechnical investigations. The design concept includes internal filter drains to control the phreatic surface within the embankment.

The design concept does not include a basin liner as it is expected that the permeability of the insitu bedrock will be in the order of 10-8m/sec.

The proposed containment embankments will have a final crest RL 378m and a nominal toe RL 308m (at the main embankment location) for a storage capacity of 75Mt of tailings. Total catchment area will be approximately 617ha and the final tailings surface area will be approximately 290ha.

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Jeni Paddock TSF Option 2A and 2B

Located within the Bonte River in the Jeni River Concession and to the north-eastern part of the concession.

This area was evaluated as it is already significantly disturbed as a result of historical alluvial workings. As such, the loss of agricultural land and crops may be reduced, as well rehabilitation work at closure may result in this area becoming available for other purposes.

The proposed TSF will a paddock type storage comprising three cells with the final perimeter embankment crest level varying from RL 270m to RL 256m and the nominal toe elevation varying from RL 236m to RL 222m. The total design storage capacity of three cells will be 75Mt of tailings. Total catchment area will be approximately 782ha and the final tailings surface area will be approximately 298ha.

Jeni Paddock TSF Option 2C:

Located within the Bonte River in the Jeni River Concession and to the north-eastern part of the concession. The proposed TSF will comprise three cells with the final perimeter embankment crest level varying from RL 267m to RL 253 and the nominal toe elevation varying from RL 236m to RL 222m. The total design storage capacity of three cells will be 75Mt of tailings. Total catchment area will be approximately 782ha and the final tailings surface area will be approximately 275ha.

Jeni Paddock TSF Option 3

Located approximately within the central of the Jeni River Concession. The proposed TSF will comprise 3 cells with the final perimeter embankment crest level varying from RL 240m to RL 220m and the nominal toe elevation varying from RL 210m to RL 190m. The total design storage capacity of 3 cells will be 75Mt of tailings. Total catchment area will be approximately 650ha and the final tailings surface area will be approximately 358ha.

Esaase Valley TSF Option 4 (Formerly SS 2009 Option 3)

Located within the Esaase Concession and directly to the east of the mine pit. The proposed containment embankments will have a final crest RL 424m and a nominal toe RL 284m (at the main embankment location) for a storage capacity of 75Mt of tailings. Total catchment area will be approximately 450ha and the final tailings surface area will be approximately 145ha.

Figure 18.8.2_1 provides an overview of the four options that were assessed for the PFS.

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Figure 18.8.2_1
TSF Location Plan

FOREST RESERVE
FOREST RESERVE
PROPOSED ESAASE TSF - OTPION 1
SACRED AREA
ACCESS ROAD
PROPOSED PIT
ESAASE
PROPOSED ESAASE TSF - OTPION 4
SACRED AREA
ACCESS ROAD
PROPOSED JENI TSF - OTPION 2
ESAASE CONCESSION BOUNDARY
CELL 1
CELL 2
CELL 3
PROPOSED JENI TSF - OPTION 3
JENI RIVER CONCESSION BOUNDARY
KGN CONCESSION BOUNDARY
JENI RIVER FOREST RESERVE
UMS CONCESSION BOUNDARY
NORTH

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18.8.3             Location Selection

The valley TSFs (Options 1 and Option 4) will require construction of preliminary starter embankments and staged downstream raising. The embankments will be zoned with an upstream zone of clayey borrow material sourced from within the TSF basin area or from the designated local borrow areas; and a downstream zone of traffic compacted mine waste sourced from the pits. A system of floating pontoon mounted pump will be installed in the valley TSF to facilitate surface water recovery. An underdrainage system is incorporated into the design to assist in the recovery of water and to reduce the potential for seepage losses. The paddock TSFs (Options 2 and Option 3) will require construction of embankments around the full perimeter of the facility. The starter embankments will be raised using downstream or upstream raising techniques. The design incorporates a central decant structure within the facility. A pump deployed within the decant structure will return water to the plant for re-use in the process. The paddock facility will have an underdrainage system similar to Option 1.

Stability analyses were performed for each option, as well as water balance assessments.

A risk assessment was performed together with a tailings run out analysis as part of the assessment of the options.

A comparison of costs for the construction of the preferred PFS TSF options is presented in Table 18.8.2_1.

Table 18.8.2_1
Esaase Gold Project
Capital Cost for TSF Options

Total Budget Cost
Option
($US million)
Esaase Valley TSF Option 1	81
Jeni Paddock TSF Option 2A	115
Jeni Paddock TSF Option 2B	115
Jeni Paddock TSF Option 2C	145
Jeni Paddock TSF Option 3	138
Esaase Valley TSF Option 4	83

Table 18.8.2_1 shows that the Jeni concession options were cost prohibitive.

Whilst the cost estimates for Option 1 and Option 2 are similar, Option 4 impinges on the traditional forest and, as such, Option 1 was selected as the base case TSF location for the PFS.

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The following summarises the advantages and disadvantages of Option 1:

■ Advantages:

☐ Estimated at $81M, lowest cost of all options

☐ No impact on access roads and other mining infrastructure

☐ Potential seepage losses low in comparison to Jeni options

☐ Opportunity to expand capacity to 120Mt

■ Disadvantages:

☐ Loss of agricultural land and crops

☐ Significant Hazard Facility near pit

Testing and investigation works for the Esaase Valley TSF Option 1 commenced in mid January 2011. Geotechnical investigation works included investigations of the embankment alignment using boreholes and test pit excavations to confirm the ground conditions. Falling head permeability testing was undertaken to confirm the permeability of the insitu bedrock.

Based on the data available to date, the ground conditions for the Esaase Valley TSF Option 1 can be summarised as lateritic soils comprising a mix of Clayey Gravel / Gravelly Silt / Silty Clay / Sandy Clay overlying highly to extremely weathered Siltstone / Shale.

18.8.4   Tailings Testwork

It should be noted that the design work was performed based on assumed parameters. However, at the time of compiling this report, the tailings testwork had been completed.

The tailings testings comprising materials characterisation, settling and air drying tests were performed on three representative tailings types. The results of the tailings testworks are summarised in Table 18.8.4_1 below. The results of the tailings testworks indicate the transition and fresh samples were non plastic sandy silts, with the oxide sample being a non plastic silt. The settling test results indicate that the assumed tailings design density of 1.3 (dry) t/m³ is reasonable and that the tailings have adequate settling characteristics (i.e. water is readily liberated for potential water return to the plant).

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Table 18.8.4_1
Esaase Gold Project
Summary of Tailings Laboratory Tests

		Tailings Sample Results
Test	Oxide Composite CIL Residues	Fresh Composite CIL Residues	Transition Composite CIL Residues
	(45% solids, t/m3)	(45% solids, t/m3)	(45% solids, t/m3)
Dry Density - Undrained Settling	1.09	1.09	1.08
Dry Density - Drained Settling	1.28	1.33	1.41
Dry Density - Air Drying	1.28	1.28	1.35
% of water liberated (supernatant only) - Undrained Settling	24% (after 2 hours)	48% (after 2 hours)	44% (after 2 hours)
% of water recovered (supernatant and underdrainage) - Drained Settling	45% (after 2 hours)	60% (after 2 hours)	59% (after 2 hours)

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18.9             Accommodation

18.9.1             Existing Accommodation

Keegan's site based exploration and project personnel are accommodated in an existing camp located on the outskirts of Tetrem. The existing camp is centred on facilities developed by the Bonte Mines Ltd (BGM) and is currently occupied at capacity. Existing facilities such as the kitchen / canteen and recreation facilities will not meet the needs of construction or future operations. Plans are in hand to expand the existing camp capacity to meet short term Keegan requirements and possibly those of a 'pioneer camp' for early Project requirements.

18.9.2   Construction Accommodation

The existing camp at Tetrem will be expanded for construction by the addition of:

■ A permanent dry mess.

■ A permanent wet mess.

■ Eight further permanent eight-room senior staff accommodation blocks.

■ Recreation facilities.

■ New and/or expanded services including potable water supply, a sewage treatment plant, and camp services such as laundries, waste incinerator, etc.

■ Additional temporary accommodation if required.

Existing buildings will be refurbished and/or modified as appropriate to meet the Project's needs during construction and future operations.

The expanded camp will accommodate the Keegan project management team, the EPCM contractor's senior pioneer team and, towards the end of construction, Keegan operations personnel. Limited accommodation may be available for EPCM and senior contractor personnel depending upon availability.

Site accommodation will be supplemented by rental and refurbishment of suitable accommodations and hotel rooms as far afield as the western outskirts of the major population centre of Kumasi to meet the balance of EPCM team and contractor needs as well as peak senior staff accommodation requirements.

As is common practice in Ghana, contractors will arrange their own accommodation in nearby communities for their junior staff and rank and file employees.

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18.9.3   Accommodation for Operations

Accommodation for operations personnel will be based around the expanded camp at Tetrem.

Accommodation will be provided for expatriate and Ghanaian senior staff on a 'single status' basis. Some senior staff may elect to commute from Kumasi or other regional towns on a daily basis or on the basis of returning home for weekends. This is consistent with practice on other mine sites in Ghana.

A small number of skilled trades personnel will be provided with single status site accommodation on a rostered basis as required to provide support for unscheduled and after normal working hours shutdowns.

Keegan will provide a bus service to and from nearby communities for all employees.

18.10   Communications

18.10.1 On Site

The site is currently serviced by local mobile phone providers. This will be maintained and, if necessary expanded to provide site wide coverage.

Multi-channel radio communications will be provided with, as a minimum, channels for mine operations, plant operations, general administration, security and a monitored emergency channel.

A fibre optic based local area network will be provided linking the main offices, plant site, mine services area and accommodation. This will provide data, phone and internet services throughout the site.

All accommodation will be provided with satellite television services.

18.10.2 Off Site

General purpose telephone communications will be via the existing mobile phone providers.

Data transfer to / from site is currently provided by a satellite link providing 1mbps download and 500kbps upload capacity. Allowance has been made to maintain or expand this service. Alternatively a fibre optic system has been proposed by Vodaphone Ghana that offers speeds of 10mbps.

A comprehensive review of voice and data communication requirements and local infrastructure capability is planned for the definitive study. This will generate a preferred strategy and scope for the definitive estimate.

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19             MARKET STUDIES AND CONTRACTS

The gold market has experienced tremendous growth and prosperity over the last 12 months and prices continue to remain robust. Currently at the Pre-feasibility stage of the project there are no market contracts in place for the issuer's production. Gold price, for the purpose of the economic analyses and pit design, has been selected at $1150/oz, based on the three-year trailing average price as at July 2011. The issuer has not solicited any independent studies or forecasts on long-term gold prices.

The current contracts in place are primarily engineering and drilling services focused on the completion of the DFS. The terms, rates and charges for these contracts are within the current industry norms.

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20   ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1   Introduction

This section provides an overview of the environmental legislation and guidelines applicable to the Project, summarises the Project permitting process, identifies potential social and environmental impacts, describes progress to date on baseline surveys, and outlines Keegan's plans to address its social and environmental responsibilities.

20.2   Ghanaian Legislation and Guidelines

20.2.1   Environmental and Social

The key environmental and social legislation in Ghana is the Environmental Protection Agency Act 1994 (Act 490) and the Environmental Assessment Regulations 1999 (LI 1652). The Environmental Protection Agency (EPA) is the regulatory body that administers these laws.

The Environmental Protection Agency Act 1994 (Act 490) establishes Ghana's Environmental Protection Agency (EPA) and defines the functions of the EPA, including, but not limited to, the following

■ Prescribing standards and guidelines relating to the pollution of air, water and land; and

■ Ensuring compliance with environmental impact assessment procedures in the planning and execution of development projects.

Any undertaking that has the potential to have an adverse impact on the environment can be required by the EPA to submit an Environmental Impact Statement (EIS) under Part II of the Environmental Protection Agency Act 1994 (Act 490). The EIS covers both the biophysical and the socio-economic aspects and impacts of the project.

The Environmental Assessment Regulations 1999 (LI 1652) support the Environmental Protection Agency Act 1994 (Act 490) and describe the process of environmental assessment in Ghana.

Submission of an EIS is mandatory for any mining project where the mining lease covers a total area in excess of 10 hectares (25 acres). The regulations outline the environmental and social aspects that must be addressed in an EIS. This includes addressing the possible direct and indirect environmental impacts of the proposed undertaking during pre-construction, construction, operation, decommissioning (i.e., mine closure) and post-decommissioning phases.

An Environmental Scoping Report must be prepared and approved by the EPA prior to submitting an EIS. The purpose of the scoping document is to determine an agreed scope of works for the EIS and must include a draft terms of reference.

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The regulations also prescribe a number of activities that must be carried out once an Environmental Permit is obtained. These include:

■ Submit and have approved an Environmental Management Plan within 18 months of commencement of operations. The Environmental Management Plan must be revised and reapproved every three years thereafter.

■ Submit an Annual Environmental Report 12 months after the commencement of operation and every 12 months thereafter.

■ Obtain an Environmental Certificate from the EPA within 24 months of commencement of operations.

Mining businesses are required to submit closure plans to the Environmental Protection Agency and obliged to post reclamation bonds.

The Environmental Protection Agency Act, 1994 (Act 490) and the Environmental Assessment Regulations, 1999 (LI 1652) also contain provisions for community engagement provisions.

The Water Resources Commission Act, 1996 (Act 522) and the subsequent Water Use Regulations, 2001 (L I 1692) govern the abstraction, impoundment, and discharge of water.

20.2.2   Minerals and Mining

The primary legislation governing mining in Ghana is the Minerals and Mining Act, 2006 (Act 703) and the Mining Regulations, 1970 (LI 665). The Minerals Commission is the principal regulatory body that administers these laws.

The Minerals Commission was established under the Minerals Commission Act, 1993 (Act 450) for the "regulation and management of the utilisation of the mineral resources [of Ghana] and the co-ordination of the policies in relation to them".

The Minerals and Mining Act, 2006 (Act 703) aims to:

■ Develop a national policy on mining and consolidate the disparate laws on mining in force prior to 2006.

■ Increase investment by foreign mining companies in Ghana.

■ Remove the uncertainty concerning the availability and conditionality of mining rights as well as the bureaucratic gridlock.

The Act requires that an application for a mineral right (e.g., mining lease) be accompanied by a statement providing:

■ Particulars of the financial and technical resources available to the applicant.

■ An estimate of the amount of money proposed to be spent on the operations.

■ The proposed programme of mineral operations.

■ A detailed programme with respect to the employment and training of Ghanaians.

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Once granted, the holder of a mining lease must notify the Minister of amendments the holder intends to make to the programme of mining operation. Under Section 72 of the Minerals and Mining Act, 2006 (Act 703) the holder of a mineral right must have due regards to the effects of mineral operations on the environment and must take whatever steps necessary to prevent pollution of the environment as a result of mineral operations.

The Minister may, as part of a mining lease, enter into a stability agreement with the holder of the mining lease to ensure that the holder will not, for a period of up to 15 years, be adversely affected by a new enactment or changes to an enactment.

The Mining Regulations, 1970 (LI 665), sets environmental, safety, machinery and related guidelines for mining operations. Currently, there is an amendment to these regulations before Parliament: the draft Mining Regulations 2008.

20.2.3   Compensation

Acquisition and access to land in Ghana for development activities, including mining, may be undertaken either through the State's power of eminent domain or by private treaty. The taking of land requires the payment of due compensation. The regulatory oversight of private sector land acquisition and resettlement related to mining activities and actions is governed by the Constitution and two legislative acts:

■ The 1992 Constitution of Ghana ensures protection of private property and establishes requirements for resettlement in the event of displacement from State acquisition (Article 20 [1, 2 and 3]).

■The State Lands Act 1962 (Act 125) and its subsequent amendment, State Lands (Amendment) Act 2000 (Act 586), mandates compensation payment for displaced persons and sets procedures for public land acquisitions.

■The Minerals and Mining Act, 2006 (Act 703) vests all mineral rights in land to the State and entitles landowners or occupiers to the right for compensation. In particular, Section 74 [1], requires compensation for:

☐deprivation of the use or a particular use of the natural surface of the land or part of the land

☐loss of or damage to immovable property

☐in the case of land under cultivation, loss of earnings or sustenance suffered by the owner or lawful occupier, having due regard to the nature of their interest in the land

☐loss of expected income, depending on the nature of crops on the land and their life expectancy.

In addition, there is a requirement for the determination of the amount of compensation to be by agreement between the parties (Section 73 [3]).

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20.2.4             Health, Safety and Labour

The principal health and safety, and labour laws applicable in the mining industry include:

■ The Minerals and Mining Act, 2006 (Act 703) and Mining Regulations, 1970 (LI 665).

■ Workmen's Compensation Act, 1987 (PNDCL 187).

■ Mining Health Areas Act, 1925 (Cap 150).

■ Labour Act, 2003 (Act 651).

Provisions in the mining law state in part that a holder of a mineral right shall give preference in employment to citizens of Ghana "to the maximum extent possible and consistent with safety, efficiency and economy."

As with other sectors, a foreign employee in the mining sector needs a work permit in order to work. However, under the mining laws of Ghana, there is immigration quota in respect of the approved number of expatriate personnel.

20.3   International Guidelines

In addition to complying with the Ghanaian laws and regulations, Keegan will be guided and informed by a number of international guidelines, as discussed in this section.

20.3.1   Equator Principles

For a number of years, banks working in the project finance sector sought ways to develop a common and coherent set of environmental and social policies and guidelines that could be applied globally and across all industry sectors. In October 2002, a small number of banks convened in London, together with the International Finance Corporation (IFC), to discuss these issues. These banks decided jointly to develop a common banking industry framework.

The Equator Principles (WBG, 2006) apply to all new project financings with total project capital costs of US$10 million or more. There are currently a total of 72 Equator Principles Financial Institutions (EPFI) that will only provide loans to projects where the borrower complies with these principles. Many other banks, while not signatories, use these same Principles in assessing projects.

The 10 Equator Principles are:

■ Principle 1: Review and Categorisation.

■ Principle 2: Social and Environmental Assessment.

■ Principle 3: Applicable Social and Environmental Standards.

■ Principle 4: Action Plan and Management System.

■ Principle 5: Consultation and Disclosure.

■ Principle 6: Grievance Mechanism.

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■ Principle 7: Independent Review.

■ Principle 8: Covenants.

■ Principle 9: Independent Monitoring and Reporting.

■ Principle 10: Equatorial Principle Financial Institution Reporting.

The Equator Principles are based on the IFC Performance Standards and guidelines discussed below.

20.3.2   International Finance Corporation Guidelines

The IFC is the private lending arm of the World Bank Group and is the largest multilateral source of loan and equity financing for private sector projects in developing nations. IFC environmental and social guidelines are often used as 'de facto' requirements for resource development projects in developing countries. In the case of Ghana, the EPA uses the IFC guidelines to supplement the national laws and regulations.

If the IFC or an EPFI is involved, the project will be subject to an environmental screening process to determine the appropriate extent and type of environmental assessment required. Projects are generally described as Category A, B or C in order of decreasing environmental significance (IFC, 2006). The Project would likely be classified as a Category A project. The categorisation of projects serves to reflect the magnitude of potential impacts and thus the level of investigation required during an Environmental and Social Impact Assessment (ESIA), and to specify institutional requirements to disclose project-specific information to the public. The IFC's environmental and social review procedure is governed by a series of operating policies and procedures, which are based closely on the World Bank policies.

A set of IFC Performance Standards on Social and Environmental Sustainability defines the roles and responsibilities of potential clients for managing their projects. All eight of the IFC Performance Standards are relevant to the Esaase Gold Project. These are:

■ Performance Standard 1: Social and Environmental Assessment and Management System.

■ Performance Standard 2: Labour and Working Conditions.

■ Performance Standard 3: Pollution Prevention and Abatement.

■ Performance Standard 4: Community Health, Safety and Security.

■ Performance Standard 5: Land Acquisition and Involuntary Resettlement.

■ Performance Standard 6: Biodiversity Conservation and Sustainable Natural Resource Management.

■ Performance Standard 7: Indigenous Peoples.

■ Performance Standard 8: Cultural Heritage.

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A set of IFC Guidance Notes (IFC, 2007a) corresponding to the Performance Standards provides direction to proponents and assessors in meeting the standards and assists in understanding the ESIA requirements.
In addition to the Performance Standards, the IFC has developed the following guidelines that are relevant to the Esaase Gold Project: The guidelines will serve as a critical technical reference to support the implementation of the IFC Performance Standards.

■ IFC Environmental, Health, and Safety Guidelines - Mining (IFC, 2007b).

■ IFC Environmental, Health, and Safety (EHS) Guidelines - General EHS Guidelines (IFC, 2007c).

■ IFC Stakeholder Engagement: A Good Practice Handbook for Companies Doing Business in Emerging Markets (IFC, 2007d).

20.3.3   World Health Organisation Guidelines

The World Health Organisation (WHO) publishes guidelines that address a range of issues, including assessment of risk for water-related infectious diseases through to use of wastewater in agriculture. The Government of Ghana has adopted the WHO Guidelines for Drinking-water Quality (WHO, 2006) as the national guideline for potable water quality, and the EIS will reference these in assessing potential impacts on downstream receiving waters and/or community water supplies.

20.3.4   International Cyanide Management Code

The International Cyanide Management Code For the Manufacture, Transport, and Use of Cyanide In the Production of Gold (the Code) was developed by a multi-stakeholder Steering Committee under the guidance of the United Nations Environmental Program (UNEP) and the then-International Council on Metals and the Environment (ICME).

The Code is an industry voluntary program for gold mining companies. It focuses exclusively on the safe management of cyanide and cyanidation mill tailings and leach solutions. Companies that adopt the Code must assure that their mining operations that use cyanide to recover gold be audited by an independent third party to determine the status of Code implementation. Those operations that meet the Code requirements can be certified. Audit results are made public to inform stakeholders of the status of cyanide management practices at the certified operation.

The objective of the Code is to improve the management of cyanide used in gold mining and assist in the protection of human health and the reduction of environmental impacts (ICMI, 2009).

The Ghana EPA and Chamber of Mines encourage gold mining operations to become certified under the Code. The Code is presently considered an AKOBEN audit criteria, which makes it obligatory for all mining companies using cyanide for their operations to subscribe to it. Many operators have already done so or are currently working towards certification.

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Keegan intends for the Project to become certified under the Code. Initially, a draft Cyanide Management Plan will be submitted to the Minerals Commission as an appendix to the Operating Plan. Engineered controls necessary for certification will be integrated into detailed engineering and design. Mine operations staff will further develop the Cyanide Management Plan before implementing it during project commissioning. The Plan will evolve through application of the principle of continuous improvement and certification will be sought through the ICME auditing process.

20.4   Project Permitting Process

The primary permits required for the development of the Project are an Environmental Permit issued by the Minister of Environment on recommendation of the EPA, and an amendment to the existing mining leases issued by the Minister of Lands, Forestry and Mines on the advice of the Minerals Commission. Various other permits from other government departments will also be required (e.g., water abstraction permits), but are relatively secondary in nature.

The processes outlined below may be refined pending further discussions with the EPA, Minerals Commission and other regulatory stakeholders. The processes may also be subject to change and/or require reiterative steps, pending changes in project design, findings of the impact assessment process and stakeholder consultation and negotiation.

20.4.1   Environmental Permit

Keegan submitted an Environmental Scoping Report (ESR) in July 2010, which the EPA has approved. The Draft EIS is planned for submission in March 2012.

Following submission of the Draft EIS, the EPA will convene a public hearing in the Project locality to solicit feedback and concerns. Additional studies or consultations with stakeholders may be necessary before the EPA is satisfied to approve the EIS and issue an Environmental Permit. Similarly, if material changes are made to the Project design during the Definitive Feasibility Study, additional studies or consultations may need to be undertaken and the EIS revised.

Due to the potential size of the Project and following approval of the EIS, a Security Agreement may be negotiated to set out the level of project royalties, taxes and other fiscal conditions for a period of 15 years. The Security Agreement would also include agreed / legal reclamation criteria, and set out the reclamation liability and reclamation bond conditions. In the event a Security Agreement is not entered into, the existing mining lease conditions will apply.

20.4.2   Mining Lease

Keegan holds existing mining leases over the Esaase and Jeni River concessions, valid until 4 September 2020 and 22 March 2020 respectively. The mining leases were originally granted to Bonte Gold Mines Ltd. (BGM) for their alluvial mining operations. Under Section 45 of the Minerals and Mining Act, 2006 (Act 703), Keegan will need to apply to the Minister of Lands, Forestry and Mines via the Minerals Commission for intended amendments to the programme of mining operations (i.e., hard rock mining versus alluvial mining). Prior to expiration in 2020, the mining leases can be renewed for up to an additional 30 year period.

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The application requires a Draft Mine Operating Plan, which must include a copy of the Feasibility Study and a draft Cyanide Management Plan as appendices.

Keegan will also apply for an amended Mining Area, to be granted by the Minister of Lands, Forestry and Mines upon recommendation of the Minerals Commission.

20.4.3             Permitting Schedule

The project permitting schedule is shown in Figure 20.4.3_1. This is scheduled to be complete in Q4, 2012, prior to commencement of site access. The permitting schedule is dependent on timely availability of the various engineering studies that form the "Project description" on which the impact assessment will be undertaken and mitigation and management measures developed. Baseline surveys and stakeholder consultations are proceeding in parallel with engineering work. The Draft EIS document will be finalised (and submitted) when the site layout and project description is fully defined during the DFS. Preparation of the EIS and subsequent EPA approval is on the critical path for Project development.

20.5   Biophysical Surveys

The biophysical baseline surveys discussed in this section will provide information necessary to inform project planning and to support the EIS.

20.5.1   Meteorology

Meteorological data was reviewed by HR Wallingford and this work covered an assessment of climate, statistical summaries of site and regional data, plotting of wind roses, analyses of return rainfall events, and estimates of the Probable Maximum Precipitation event for the Bonte catchment.

20.5.2   Hydrology

The Esaase Gold Project area is almost entirely contained within the headwaters of the Bonte River and its tributaries. The catchment boundaries of the upper Bonte River are roughly coincident with the perimeter of the Esaase Concession. The Bonte River becomes the Gyeni River (on the Jeni River Concession) before joining the much larger Offin River that drains from the northwest.

Figure 20.5.2_1 provides an overview of the Bonte-Gyeni River Catchment and Water Quality Monitoring Locations.

A flood mapping assessment of the Bonte-Gyeni River is in progress, which will be available in 4th Quarter, 2011, for incorporation into the DFS.

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Figure 20.5.2_1

Legend
Roads
Esaase Concession
Jeni River Concession
Dawohodo Concession
Sky Gold Area "C"
0 0.5 1 2 3 4
Kilometers
N
August 18 2011
Keegan Resources (Ghana) Ltd.
Esaase Gold Project
Bonte-Gyeni River Catchment and Current Water Quality Monitoring Locations
Datum: WGS84
1:70,000 Scale
UTM Zone 30N

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20.5.3             Hydrogeology

An initial scoping study of the hydrogeological conditions in the vicinity of the Esaase Gold Project deposit was undertaken by Knight Piésold Pty Ltd of South Africa. Re-logging of rock quality designation (RQD) and faults from core photos was completed in December 2009, from which a revised wireframe was created to assist in generation of targets for hydrogeology boreholes. Coffey Geotechnics Ltd UK was retained to continue the hydrogeology investigations.

Drilling and development of seven monitoring boreholes and two production boreholes was completed in July 2010. An additional two monitoring boreholes and a third production borehole were installed in February 2011. Hydrogeological testing of production boreholes is planned for Q4 2011.

Monitoring of groundwater levels in the deposit area has been ongoing since February 2009 and the current program involves monitoring of a total of 66 locations every two weeks.

20.5.4   Water Quality

Water quality will be a key management issue for the Project as potential water quality impacts resulting from mining activities may affect both human and environmental receptors downstream / downgradient of the Project area.

A comprehensive water quality monitoring program began in March 2009. Sample locations were selected to characterise the baseline surface water and groundwater quality in the Project area and surrounds. Refer to Figure 20.5.2_1 for water quality monitoring locations. Parameters for analyses and laboratory detection levels were determined based on the Ghanaian, IFC and WHO water quality guidelines. Prior to commencement, the program was discussed with the EPA, District Assembly, and representatives of the local community water and sanitation committees (WATSANs).

Keegan personnel collect samples on a monthly basis and conduct in-house analyses of basic water quality parameters. Parameters requiring more sophisticated analytical technique and/or low detection levels are sent to external laboratories on a quarterly basis. The primary external laboratory is ALS in Brisbane, Australia, which is an internationally recognised environmental laboratory with accredited QA/QC systems. In addition, the SGS Environmental Laboratory in Tema, Ghana, is being trialled and receives split samples for analyses of a reduced set of parameters.

Surface water quality at some locations is currently impacted by high levels of total suspended sediment (TSS), which is primarily contributed by galamsey ore washing and, to a much lesser extent, farming and exploration activities. Site observations indicate that while erosion is relatively low, the clay sediments do not readily settle out of the water column. As a result of the high TSS levels and the mineralised nature of the area, total arsenic concentrations at some locations are elevated relative to the WHO drinking-water guidelines, and total iron concentrations are elevated relative to the IFC effluent guidelines. Site run-off and stormwater needs to be managed to comply with the Ghanaian and IFC effluent guidelines, which both specify a maximum permissible level of 50mg/l TSS. Sediment control ponds/traps should be designed to have sufficient capacity to avoid the need to discharge under most rainfall conditions (i.e., disposal via evaporation and infiltration).

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Results for community handpumps indicate that 6 of the 36 handpumps routinely monitored have slightly elevated dissolved arsenic levels (at or near the WHO drinking-water guideline value of 0.01mg/l). Villages affected are Esaase-Manhyia, Aboabo-Tetekaaso, Mpatoam, and Akataniase.

Monitoring of exploration drillholes and hydrogeology boreholes in the main zone show dissolved arsenic levels in the order of 0.01mg/l to 0.20mg/l.

In summary, TSS and arsenic will be two key parameters to be evaluated in the DFS with respect to site water management and discharge strategy. Results of water quality monitoring and assessment will be presented in the EIS.

20.5.5   Characterisation of Mined Materials

Environmental Geochemistry International Pty Ltd (EGi) was commissioned to carry out geochemical assessment of waste rock, low grade ore and ore from the Esaase Gold Project. The objectives of the work were to assess the acid rock drainage (ARD) and metal / metalloid leaching potential of mine materials and identify any potential issues associated with project development.

The geochemical assessment was based on EGi testing of 715 samples provided in 2009 and 2011, and evaluation of the Project's umpire assay database (5,507 data points). The 2011 sample set was considered most representative of waste rock, and the umpire assay sample set was considered most representative of mineralised material.

Results indicate that the bulk of the waste rock, low grade ore and ore represented by the datasets assessed will be non-acid forming (NAF) but enriched in arsenic.

Lithology appears to have little influence on the acid potential or arsenic occurrence, apart from elevated arsenic in tonalite dykes.

20.5.6   Tailings Supernatant Characterisation

Samples of leach tailings supernatant were analysed for metals and cyanide speciation.
Results indicate that soluble metal concentrations are relatively low and that the leach tailings are amenable to cyanide destruction and/or natural degradation in the tailings storage facility.

20.5.7   Other Biophysical Baseline Surveys

Soils

A soil survey was conducted by African Environmental Research Company Ltd (AERC) across the project area in April 2011. A total of 880 samples were collected consisting of 36 surface grid samples per site and eight samples per profile sampled from genetic horizons. Sampled soils were bagged and transported from the field to the Ecological Laboratory of the University of Ghana for analysis. The draft soils report is expected in Q3 2011.

Topsoil and subsoil stripped during development activities will be stockpiled and carefully managed for future project reclamation.

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Sediments and Benthic Macroinvertebrates

A baseline survey of sediment and macroinvertebrates was carried out by AERC in April 2011 at 25 locations along the Bonte-Gyeni River and the Offin River.

Concentrations of heavy metals in sediments were generally low to negligible and did not exceed standards for toxicity. There was a general increase in metal concentrations farther downstream. Species abundance and diversity of benthic macroinvertebrates were relatively low at the study locations.

Further studies are planned studies for the coming wet season to ascertain the seasonal or intra-annual influence.

Flora and Fauna

AERC conducted baseline flora and fauna surveys across the project area and surrounds in April 2011.

Key findings of these surveys and Keegan's planned conservation management measures are described here.

The forest reserves to the north and south of the project area (Gyemera, Gymera Extension and Gyeni River) are severely degraded as a result of long-term and ongoing slash-and-burn agriculture and illegal logging.

Similarly, the original forest habitats within the Project area have been reduced to a few relict fragments due to farming, illegal logging, licensed small-scale mining, and illegal artisanal mining. Situated on the Esaase and Dawohodo concessions, these relict forests are traditionally protected and consist of the Sacred Forest, Traditional Forest and Dokuruwa Shrine area. They are of conservational significance for flora, fauna and cultural heritage, thus site selection for Project facilities is based on avoiding disturbance of these areas (refer Figure 18.1_1).

Ambient Noise

AERC conducted a noise monitoring survey within the local communities and across the project area. The majority of communities had daytime noise levels above the 55dB guideline set by the EPA, and approximately half of the communities had night time levels above the 48dB guideline. The daytime noise levels recorded elsewhere with the project area were all below 48dB.

Project development activities may potentially increase ambient noise levels in the communities. Keegan will control ambient noise through careful site selection of facilities and noise management measures during operations.

Traffic Safety

AERC is currently undertaking a traffic survey along the secondary roads that will be used for accessing the Project area during construction and operations: the Wiaso to Ahwerewa road, Anwiankwanta to Ahwerewa road and Ahwerewa to Tetrem road.

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Air Quality

     The air quality baseline survey is scheduled to commence in September 2011.

20.6   Socio-economic Surveys

20.6.1   Traditional Ownership of Land

Traditional ownership of the land is through the Stool (refers to the ruler's seat), whereby ancestral lands were granted at some point in history to a particular family line. Stool lands should have title deeds at the regional stool land department, although this is not always the case. The titles pertain to surface rights only. The Esaase and Jeni River mining leases are almost completely contained with the Manso-Nkwanta Paramount Chief's Stool. Chiefs of individual communities have their own stool lands within this area and owe allegiance to the paramount chief. However, disputes over chieftaincy and boundaries of Stool lands are common in Ghana and the Esaase area is no exception. Efforts are underway to clarify the boundaries of Stool lands within the project area.

The development and operation of the Project and attendant infrastructure placement will require large areas of land to be cleared and occupied, which will have a significant impact on existing land-use by local communities (farming, housing, etc.).

20.6.2   Population

There are 12 communities situated within the Esaase and Jeni mining leases. Nine of these communities have been designated by Keegan as falling within the Project's catchment area for the purposes of the Keegan Community Development Committee (KCDC) described in Section 20.9.

Based on the 2006 census, the 2009 projected population for these nine communities was obtained from the Amansie West District Assembly and is presented in Table 20.6.2_1 The population data is considered approximate only, but sufficient for preliminary planning purposes.

Table 20.6.2_1
Esaase Gold Project
2009 Projected Population for Catchment Area Communities

Community	2009 Projected Population
Esaase	3,350
Manhyia	594
Aboabo	599
Tetekaaso	700
Tetrem	1,030
Mpatoam	4,793
Gyeninso	2,005
Akataniase	594
Bonteso	2,046

The Government of Ghana conducted a census in 2010, but the results are not yet available.

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20.6.3             Cultural Heritage and Archaeology

The cultural heritage and archaeology survey covered all of the communities within the concessions associated with the Project. A total of 48 cultural heritage sites made up of archaeological, burial, shrine and historic sites were identified. Keegan will consult with the appropriate communities to determine how impacts on these sites may be avoided and/or safe access maintained. Any sites that cannot be avoided will be studied and/or relocated in a culturally respectful manner.

20.6.4   Other Socio-economic Surveys

Keegan has retained rePlan, a company specializing in social assessments, to assist in the preparation of a socio-economic baseline study and social impact assessment of the Project. This will include a health baseline and impact assessment and various social management plans.

20.7   Environmental and Social Management System

20.7.1   Planning and Management

Environmental and social management of the Project will be administered through a chain of command that includes corporate oversight, site management, local employees, contractors and subcontractors. Keegan will appoint experienced managers who will be responsible for:

■ Complying with local, national, international, and financial lending institution laws, regulations, policies, and guidelines, as appropriate.

■ Ensuring that the required social and environmental management activities are implemented and maintained.

■ Reporting on the effectiveness of such activities to executive management for review and corrective action, as necessary.

Keegan will continue developing the capabilities and support mechanisms necessary to administer social and environmental management, and on raising the level of company-wide awareness of social and environmental requirements, expectations, and benefits. Health, safety, environmental protection, social issues and community development will be among the project's highest priorities.

Planning to minimise or mitigate potential environmental and social impacts is an integral part of the Project. The planning process focuses on fulfilling health, safety, social and environmental legislation and guidelines of the Republic of Ghana.Planning will be an ongoing activity through project design, development, operation and closure as activities and conditions of the project progress and change.

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20.7.2             Stakeholder Engagement

As stated in Keegan's Community Relations and Development Policy, Keegan is committed to "regularly engage with our stakeholders in an honest and transparent way, and to take into consideration their perspectives and concerns before we act". Keegan has a number of ongoing formal and informal mechanisms for consulting and engaging with its stakeholders. Current practises will be expanded and formalised into a stakeholder engagement plan structured in accordance with the IFC guidelines (IFC, 2007d). Stakeholder engagement will be integrated into the company's core business activities and will span the entire life of the project. Preparation of the stakeholder engagement plan is under way and will form part of the EIS.

20.8   Land Access

In the interests of public safety and amenity, it will be necessary to maintain buffer zones around active mining areas that prevent current landowners and occupiers from entering. In general, buffer zones will extract large areas from the arable land base in the vicinity of the project.

In regards to buffer zones around pits, the Draft Explosives (Mining and Civil) Regulations 2008, Section 1108, Exclusion zones for surface blasting, states:

■ The minimum safety distance between a blast and any person is 500m.

■ The size of the exclusion zones shall be increased if fly rock could travel farther than the size of the exclusion zones.

■ The size of the exclusion zones for civil works may be decreased with the permission of the Chief Inspector if persons will not be endangered.

Keegan currently plans to maintain a buffer zone of 500 m between inhabited structures and blast areas. However, given that the upper benches of the pit will be situated in oxide material where no blasting will be required, Keegan will consult with local communities and government representatives with the objective of reducing the buffer around the pit to conserve arable land where possible, particularly in the vicinity of the Esaase-Manhyia community. Blasting practices will be designed and implemented to minimise the occurrence of fly rock, overpressure and vibration.

The EPA and Minerals Commission prefer that a minimum buffer zone of 500m is maintained between communities and waste rock dumps. However, Keegan considers that a buffer zone of 200m can be successfully negotiated to conserve arable land. Other facilities such as tailings storage, haul roads and sediment ponds are also expected to have 200m buffers.

The PFS base case budget provides a sufficient allowance to cover the estimated cost of compensation for loss of crops and deprivation of land use. The estimate has been developed according to current compensation rates used by other mining projects in Ghana.

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In accordance with IFC Performance Standard 5 Land Acquisition and Involuntary Resettlement, considerable effort has gone into assessing options for location of site facilities (waste dump, tailings storage, process plant, etc.) to avoid the need for resettlement of local communities. The PFS has been prepared on the basis that no resettlement will be required. The conditions and acceptance of no resettlement will need to be negotiated through consultation with the local communities and government authorities.

Communities outside of the various buffer zones, but in general proximity to major facilities such as the waste dump and processing plant, may potentially still suffer nuisance impacts such as increased noise, dust, light, or odours. Mitigation measures will be developed during the DFS and EIS to meet the challenges associated with these impacts.

20.9   Community Development

20.9.1   Keegan Community Development Committee (KCDC)

The KCDC was formed in July 2007. The KCDC meets on a quarterly basis and is comprised of representatives from the communities within the project catchment area: Esaase, Manhyia; Aboabo, Tetekaaso; Tetrem; Mpatoam; Gyeninso, Akataniase and Bonteso. Other participants include representatives of the District Assembly, police, local Member of Parliament, EPA, etc.

The purpose of the KCDC is to channel requests for development proposals through a centralised committee. Proposals that enjoy broad support within their respective communities are recommended to Keegan for funding (refer Table 9.11.1 for projects sponsored to date). The KCDC also serves as a means of disseminating information into the communities.

The criteria for projects that are sponsored by the KCDC are:

■ Must be within the project catchment area (i.e., the communities listed above).

■ Must be focused on sanitation, health, education, and community infrastructure. Future projects will also include training and capacity building.

■ Must have community acceptance and support.

■ Must include a contribution by the community, generally in the form of communal labour.

■ Must be sustainable beyond the presence of exploration and/or mining activities.

20.9.2   Community Development Opportunities

As part of the build-up of the capital cost estimate for the Project, the PFS budget includes an allowance to be used during Project development and operations. The mechanics and disbursement of these funds will be developed during the DFS and EIS studies phase. The process for disbursement and timing will include the inputs derived though the ongoing community consultation process.

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20.10             Rehabilitation and Closure

Coffey has developed a scope of remedial works required and has developed a $29 million budget sufficient to complete closure and reclamation at the conclusion of operational activities. Detailed planning and implementation will be developed during the DFS and EIS review and submittal process. Closure Bonds will be provided and posted based on EPA approved Work Plans for reclamation.

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21             CAPITAL AND OPERATING COSTS

21.1             Capital Costs

21.1.1             Project Capital Cost Summary

The total capital cost estimate for the Project is summarised in Table 21.1.1_1.

Table 21.1.1_1
Esaase Gold Project
Summary Total Capital Cost Estimate

Main Area	Cost M$
Construction Indirects	40.3
Treatment Plant, Reagents & Services	202.9
Infrastructure	87.5
Mining	31.4
EPCM	55.1
Owners & Pre-production Costs	88.7
Subtotal: Initial Capital	505.9
Deferred & Sustaining Capital	43.4
Closure Costs	29.0
Total	578.3

The capital estimate in Table 21.1.1_1 includes contingency of $53.7 million in the initial capital, but excludes escalation, the cost of the mining fleet, which were incorporated into the mine operating costs by way of fleet leasing charges. In addition, the total capital cost excludes any allowance for working capital.

21.1.2   Estimate Currency and Base Date

The estimate is expressed in US dollars based on prices and market conditions at first quarter 2011 (1Q11). The estimate is considered to have an accuracy of ±25%.

The following exchange rates have been used for the preparation of the capital cost estimate:

■ US$1.00 = A$1.00 (Australian Dollar).

■ US$1.00 = GHC1.50 (Ghanaian Cedi).

■ US$1.00 = CDN$1.10 (Canadian Dollar).

■ US$1.00 = €0.70 (Euro).

No estimate of escalation from the base date has been included.
Approximately 80% of the initial capital cost, excluding contingency, is denominated in US dollar, with the balance effectively split between Australian dollar and South African rand components.

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21.1.3     Initial Capital Cost Estimate by Area

The initial capital cost by area is shown in Table 21.1.3_1.

	Table 21.1.3_1
	Esaase Gold Project
	Summary Capital Cost Estimate by Area

Main Area	Sub Area	Cost M$
	Contractors	35.6
Indirects	Other	4.7
	Sub Total Indirects	40.3
	General	8.3
	Feed Preparation	15.6
	Milling	84.5
	Screening / Tailings	14.2
Treatment Plant
	Leaching	18.4
	Desorption	7.3
	Refining	3.9
	Sub Total Treatment Plant	152.2
	Reagents	4.8
	Electrical Services	23.9
	Water Services	12.6
Reagents & Plant Services	Plant Services	4.3
	Air Services	3.5
	Other	1.6
	Sub Total Reagents & Plant Services	50.7
	Power Supply	35.5
	Tailings Dam	32.6
	Camp	7.0
Infrastructure
	Buildings	5.8
	Other	6.6
	Sub Total Infrastructure	87.5
	Infrastructure & Establishment	12.8
	Surface Water Management	14.1
Mining
	Haul road and overpass	4.4
	Sub Total Mining	31.4
	Mine Pre-Production	28.7
	Plant & Administration Pre-Production	12.5
	Spare Parts	7.7
Owner's Project Cost	Plant Mobile Equipment	6.1
	Land & Crop Compensation	27.7
	Other	6.0
	Sub Total Owner's Project Cost	88.7
Management Costs	EPCM	55.1
Grand Total		505.9

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21.1.4             Deferred and Sustaining Capital Cost

Deferred capital is limited to $3.8 million in year 2 for the installation of the recycle crushing circuit.

Sustaining capital of $39.6 million includes capital for TSF wall lifts.

The additions to the mining fleet identified in years 2 and 8 are assumed to be leased with the lease costs reflected in operating costs, not as deferred capital.

21.1.5   Mine Closure Cost

Closure costs include the cost of physical rehabilitation works, as well as management and monitoring of the site, post-closure.

The profiling of pit and waste dump walls to final slope batters was allowed in the ongoing mine operating cost estimates.

Capping of the TSF will be undertaken at the end of mine life using oxide waste and stockpiled topsoil accumulated during the mine life.

Plant and infrastructure will be demolished and foundations removed and selected usable buildings cleaned, refurbished and handed over for community use as appropriate.

21.1.6   Contingency

Contingency was applied to all items with the exception of:

■ The $6 million allowed for Keegan's costs during Project development.

■ Mine, plant and administration pre-production costs.

■ The allowance for spare parts.

■ Crop compensation costs where contingency was already included in the unit rate applied.

■ Other minor allowances.

Contingency was applied on a line by line basis with due regard to the level of confidence in the scope, quantities and rates applicable to that line item.

The overall project contingency of 10.6% is at the low end of the scale for a PFS estimate but reflects the level of engineering detail, availability of current construction rates, and overall confidence in the estimate accuracy.

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21.2             Operating Costs

21.2.1             Introduction

The operating cost estimate is expressed in United States dollars based on prices and market conditions at first quarter 2011 (1Q11).

The estimate is considered to have an accuracy of ±25%.

21.2.2   Project Operating Cost Summary

Project operating costs are summarised in Table 21.2.2_1.

	Table 21.2.2_1
	Esaase Gold Project
	Summary Operating Cost

	LOM Averaged
Cost Centre	Operating Cost	Operating Cost
	($/t Milled)	($/oz Au Recovered)
Mining	12.32	372
Processing	10.01	302
General and Administration	0.63	19
Total Operating Cost	22.96	693

21.2.3   Mining Costs

Introduction

The three main components comprising the mining equipment operating costs are:

■ Maintenance

Maintenance costs were based on a maintenance and repair contract (MARC) to be provided by the original equipment manufacturers (OEM).

■ Consumables

A diesel fuel price of $1.20/L was adopted for the PFS.

Explosives costs were based on $1,100/t of emulsion.

■ Labour.

An average annual labour cost for mine equipment operators of $22,600 was adopted for the PFS.

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Earthmoving Cost Summary by Activity

Table 21.2.3_1 provides a summary of the earthmoving component of the mining costs.

Table 21.2.3_1
Esaase Gold Project
Summary Earthmoving Cost by Activity

		Value
Item
		($/t Mined)
	Drill and Blast	0.42
Variable	Load and Haul	1.38
	Variable Subtotal	1.80
	MARC Management Fees	0.17
	Equipment Damage	0.01
Fixed
	Miscellaneous	0.01
	Fixed Subtotal	0.19
Subtotal Fixed and Variable		1.99
Lease Costs		0.38
Total		2.37

Grade Control

Grade control costs were based on the use of RC drilling, adopting an 8m x 6m drill pattern, and assaying at 2.5 m intervals.

The RC drilling cost was estimated at $20/m, with assay cost estimated at $4.35 per sample, using an on-site laboratory.

It has been assumed that all ore plus 20% of the waste will have to be logged, equating to approximately 55,000 samples a year at a cost of $3,000,000 per year.

Mine Supervision

Mine supervision was based on a complement of 40 personnel. Mine supervision comprises 16 senior personnel, including one expatriate position of Manager Mining, and 24 other staff.

A total annual cost of $3.1 million, including $0.6 million per annum for associated operational expenses, was estimated.

21.2.4             Process and Administration Costs

A breakdown of the process and administration costs is shown in Table 21.2.4_1.

Electrical power cost was based on $0.15/kWh.

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Table 21.2.4_1
Esaase Gold Project
Summary Process and Administration Cost

	LOM Average
Cost Centre
	M$/y	$/t
Operating Consumables	32.5	4.29
Maintenance Materials	4.4	0.58
Labour	7.5	0.99
Power	31.3	4.14
General and Administration	4.5	0.59
Total	80.2	10.60

21.2.5   Organisational Structure

The operation will be managed by a senior management team comprising the general manager, manager mining, process manager and administration manager.

Ghanaian candidates for all senior positions will be actively sought, with the Project likely to have a quota of three expatriate staff imposed by the government as part of its permit conditions.

For the purposes of preparing a preliminary operating budget it has been assumed that the positions of general manager, manager mining and process manager will be those initially filled by expatriates.

It is estimated that there will be a total of 643 employees, 475 of which will be directly employed by Keegan, with the balance covering permanent site contractors and casuals. A breakdown by department and grade is provided in Table 21.2.5_1.

Table 21.2.5_1
Esaase Gold Project
Personnel Breakdown

	Management &	Mining &	Plant &
Grade				Total
	Administration	Geology	Laboratory
Expatriate Staff	1	1	1	3
Senior Staff	57	39	30	126
Junior Staff	73	187	86	346
Subtotal	131	227	117	475
Contractors (est.)	75	93	0	168
Total	206	320	117	643

A functional organisation chart is shown in Figure 21.2.5_1.

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Figure 21.2.5_1
Esaase Gold Project
Organisation Chart

General Manager
Expat: 1
LS 0
Accra Office
Expat: 0
LS: 6
LW: 3
Health and Safety
Expat: 0
LS: 7
LW: 0
Security
Expat: 0
LS: 6
LW: 48
Environment
Expat: 0
LS: 4
LW: 4
Community Relations
Expat: 0
LS: 6
LW: 0
Admin Manager
Expat: 0
LS: 1
Finance
Expat: 0
LS: 9
LW: 0
Warehouse and Supply
Expat: 0
LS: 7
LW: 8
HR
Expat: 0
LS: 5
LW: 0
IT
Expat: 0
LS: 3
LW: 0
Office Management
Expat: 0
LS: 3
LW: 10
Process Manager
Expat: 1
LS: 0
Technical
Expat: 0
LS: 5
LW: 2
Plant Operations
Expat: 0
LS: 14
LW: 48
Laboratory
Expat: 0
LS: 5
LW: 12
Plant & Infrastructure Maintenance
Expat: 0
LS: 6
LW: 24
Mine Manager
Expat: 1
LS: 0
Mine Supervisor
Expat: 0
LS: 8
LW: 14
Geology
Expat: 0
LS: 3
LW: 9
Mine Operations
Expat: 0
LS: 5
LW: 187
Key
Expat: Expatriate
LS: Local Staff
LW: Local Wages

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22   ECONOMIC ANALYSIS

22.1   Introduction

The economic evaluation of the Project was based upon:

■ Mine schedule and mining operating cost estimates based on an owner-operated, leased mining fleet.

■ A three-year trailing average gold price of $1,150/oz (3Q2011).

■ The cashflow analysis is based on full equity funding, therefore no provision has been made for interest on cost of capital.

■ No provision has been made for corporate head office G&A costs during operations.

■ No provision has been made for escalation or inflation.

■ Working capital has been excluded from the cashflow model.

■ The economic assessment has been undertaken in US dollars.

■ No provision has been made for additional taxation or costs related to the repatriation of funds from Ghana.

Table 22.1_1 presents a summary of the production information on which the cashflow model is based. The mill feed processed is consistent with the Reserves as determined in Section 15.

Table 22.1_1
Esaase Gold Project
Project Production Summary

Item		Basis of Estimate
	Fresh ore mined	58.7 Mt
Mining Schedule	Oxide ore mined	20.7 Mt
	Waste mined	319.1 Mt
Total Material Mined		398.5 Mt
Total Mill Feed Processed		79.4 Mt
Mine Life		10.2 years
Contained Gold		2,878.4 koz Au
Recovered Gold		2,629.1 koz Au
Average Strip Ratio		4.02 (w : o)
Average Grade		1.13 g Au / t
Average Gold Recovery		91.3%
91.3%
Average Annual Production
7.809 Mtpa

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22.2   Project Cashflow Summary

A summary of the Project cashflow is provided in Table 22.2_1.

Table 22.2_1
Esaase Gold Project
Project Cashflow Summary

		Value
Item
		M$	$/oz
	Net	2,863	1,082
	Gross	3,040(1)	1,156
Revenue
	Smelting and Refining	11	4
	Royalty	166	63
	Operating Costs	1,823	693
	Mining	978	372
Operating Costs	Processing	795	302
	General and Administration	47	18
	Community Development Fund	3	1
	Capital Cost	549	209
	Initial	506	192
Capital Cost	Deferred and Sustaining	43	17

Mine Closure Cost		29	11
Cashflow		462	169

Notes: 1. Gross revenue includes $20 million for Plant and Equipment salvage.

22.3   Project Financial Measures Summary

Based on the cashflow as shown in Table 22.2_1 the Project's Net Present value (NPV), Internal Rate of Return (IRR) and payback were determined, a summary of which is provided in Table 22.3_1.

Table 22.3_1
Esaase Gold Project
Project Financial Measures Summary

Item	Value
Free cashflow (undiscounted)	462 M$
IRR	14.8%
Pre-Tax
NPV (discounted at 5%)	230 M$
Payback	4.7 Yr
Free cashflow (undiscounted)	365 M$
IRR	13.0%
Post-Tax
NPV (discounted at 5%)	171 M$
Payback	4.7 Yr

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22.4    Royalty, Tax and Depreciation

22.4.1   Royalty

Royalties are allowed at 5.5% of revenue, of which the respective breakdown is 5.0% payable to the Government of Ghana (GoG) and 0.5% payable to the Bonte Liquidation Committee.

Royalties are calculated as a percentage of gross revenue.

22.4.2   T ax

Provision has been made for company tax at 25% of gross profit. This is the rate of corporate tax in Ghana.

Tax losses are carried forward over a period of up to five years from the year in which the loss was incurred.

22.4.3   Depreciation

Provision has been made for depreciation at 80% write-off in the year of acquisition, followed by 50% of the residual value in each subsequent year on all capital cost items.

The calculation of depreciation in Ghana allows for an uplift of 5% of the original capital cost in the residual capital value of the capital allowance for the asset in the second year. This is applied before calculating 50% depreciation of the capital allowance. Thence, the capital allowance is depreciated at 105% of the original value of the asset.

In the final year of operation, the residual capital allowance is depreciated against the salvage value of the plant.

22.5   Annual Cashflow Summary

Table 22.5_1 provides a summary of the process plant production schedule, based on the mine production schedule as described in Section 16.10.3.

22.6   Sensitivity Analysis

22.6.1   Spider Diagrams

The figures below show the impact of a change in a single economic parameter, in isolation, based on fixed increments, for a range of economic input parameters.

Figure 22.6_1 shows the impact on after-tax IRR to a change in gold price, Project capital cost, processing cost, administration cost, mining cost and royalties.

Figure 22.6_2 shows the impact on after-tax NPV5% to a change in gold price, Project capital cost, processing cost, administration cost, mining cost and royalties.

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Table 22.5_1
Esaase Gold Project
Annual Process Plant Production Summary

Item	Unit	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Average / Total
Mill Feed processed	kt	8,423	8,663	8,089	7,778	7,663	7,525	7,497	7,502	7,505	7,524	1,225	79,394
Average mill feed grade	g/t Au	1.34	1.05	1.11	1.18	1.13	1.16	1.20	1.48	1.13	0.58	0.58	1.13
Overall recovery	%	92.0%	91.8%	91.5%	91.3%	91.2%	91.1%	91.1%	91.1%	91.1%	91.1%	91.1%	91.3%
Oxide ore processed	kt	8,249	6,699	3,165	1,492	897	164	-	-	-	-	-	20,667
Average oxide ore grade	g/t Au	1.35	1.02	1.07	0.92	1.04	1.25	-	-	-	-	-	1.15
Fresh ore processed	kt	174	1,964	4,924	6,286	6,767	7,361	7,497	7,502	7,505	7,524	1,225	58,727
Average fresh ore grade	g/t Au	1.10	1.16	1.14	1.24	1.14	1.15	1.20	1.48	1.13	0.58	0.58	1.12
% Oxide ore processed	%	97.9%	77.3%	39.1%	19.2%	11.7%	2.2%	0.0%	0.0%	0.0%	0.0%	0.0%	26.0%
Gold recovered	oz	334,482	268,565	265,128	268,618	254,311	254,881	262,757	324,510	247,658	127,442	20,746	2,629,096

Table 22.5_2

Esaase Gold Project
Annual Cashflow Summary

Item	Year -2	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	LOM Total
Revenue			384.3	308.5	304.6	308.6	292.2	292.8	301.9	372.8	284.5	146.4	23.8	0.0	3,020.4
Capital Expenditure	137.3	368.6		3.8	3.8	6.9	8.7	6.8	6.7	6.7			-20.0	0.0	629.3
Operating Expenditure			177.5	190.3	187.6	199.6	203.7	196.6	214.9	214.7	129.6	91.4	31.3	14.5	1,851.7
Mining			104.4	111.2	104.8	115.5	119.1	111.5	129.5	129.3	44.2	6.0	2.9	0.0	978.2
Processing			68.2	74.1	77.8	79.2	79.7	80.3	80.5	80.5	80.5	80.7	13.2	0.0	794.8
General and Administration			5.0	4.9	4.9	4.9	4.9	4.9	4.9	5.0	4.9	4.8	0.8	0.0	49.7
Rehabilitation and Closure													14.5	14.5	29.0
Smelting and Refining			1.3	1.1	1.1	1.1	1.0	1.0	1.1	1.3	1.0	0.5	0.1	0.0	10.5
Royalties			21.1	17.0	16.8	17.0	16.1	16.1	16.6	20.5	15.6	8.1	1.3	0.0	166.1
Tax	-	-	-	-	-	-	-	3.2	15.0	32.0	34.0	11.3	2.4-	-	95.6
Cashflow	-137.3	-368.6	184.3	96.4	95.5	84.0	62.7	69.0	47.6	97.6	104.3	35.1	8.7	-14.5	364.9

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50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
After-Tax IRR (%)
-40%
-20%
0%
20%
40%
60%
%Variation
Capital Cost
Gold Price
Mining Cost
Processing Cost
Administration Cost

$1,200 M
$1,000 M
$800 M
$600 M
$400 M
$200 M
$-
After-Tax NPV (US$ M, Discounted at 5%)
-40%
-20%
0%
20%
40%
60%
%Variation
Capital Cost
Gold Price
Mining Cost
Processing Cost
Administration Cost

These simple sensitivity analyses as shown in the above spider diagrams indicate that the Project is most sensitive to a change in the gold price, followed by the Project capital cost, mining cost and processing costs.

The Project is insensitive to a change in general and administration costs.

It is noted that a change in processing recovery and gold grade would have similar impacts as the impact shown for a change in gold price.

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22.6.2   Tornado Diagrams

Further sensitivity analyses were carried out where the expected range of variations in each of the parameters that were investigated was taken into account.

Based on the expected range of possible values for the various parameters that were assessed, the Project is most sensitive to gold price and mill feed grade, with lesser sensitivities towards project capital cost, mining costs and processing cost.The Project seems to be relatively insensitive towards the expected variations in recovery, royalties, administration and sub-components of the operating cost.

The basis of estimate used for the tornado sensitivity analysis is presented in Table 22.6.2_1.

	Table 22.6.2_1
	Esaase Gold Project
	Tornado Sensitivity Analysis Inputs and Variation Range

	Analysis Range
	Percentage		Value		Base Case
Item
	Negative	Positive	Negative	Positive	(LOM Average)
	Variation	Variation	Variation	Variation
Initial capital cost	-10%	+10%	455.3	556.5	$ M	505.9
Strip ratio	-15%	+15%	3.4	4.6	-	4.02
Gold grade	-15%	15%	0.96	1.30	g Au/t ore	1.13
Gold recovery	-2%	+2%	89.5	93.1%		91.3
Gold price	-10%	+60%	1035	1840	$/oz	1,150
Royalties	-35%	+0%	3.6	5.5%		5.5
Electrical power cost	-10%	+15%	3.73	4.76	$/t ore	4.14
Diesel / fuel cost	-10%	+15%	3.64	4.65	$/t ore	4.04
Labour cost	-10%	+15%	1.62	2.07	$/t ore	1.80
Cyanide cost	-10%	+15%	1.13	1.44	$/t ore	1.25
Mining cost	-15%	+15%	2.09	2.83	$/t moved	2.46
Processing cost	-10%	+10%	9.14	11.18	$/t ore	10.16
Administration cost	-10%	+40%	0.60	0.94	$/t ore	0.67

Figure 22.6.2_1 shows the change in the Project IRR for the expected variation range of each parameter that was assessed.

Figure 22.6.2_2 shows the change in the Project NPV for the expected variation range of each parameter that was assessed.

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Gold Price
-8.7%
33.5%
Gold Grade
-13.8%
9.7%
Mining Cost
-4.4%
3.6%
Strip Ratio
-3.5%
2.9%
Initial Capital Cost
-2.5%
2.8%
Processing Cost
-2.1%
1.8%
Gold Recovery
-1.6%
1.4%
Royalties
0.0%
1.4%
Electrical Power Cost
-0.8%
0.5%
Cyanide Cost
-0.4%
0.2%
Administration Cost
-0.5%
0.1%
Diesel / Fuel Cost
-0.2%
0.1%
Labour Cost
-0.1%
0.1%
-20.0%
-10.0%
0.0%
10.0%
20.0%
30.0%
40.0%
Change in IRR (%)

Parameter	(-)ve	(+)ve
Initial Capital Cost	-10%	10%
Strip Ratio	15%	15%
Gold Grade	-15%	15%
Gold Recovery	-2%	2%
Gold Price	-10%	60%
Royalties	-35%	0%
Electrical Power Cost	10%	15%
Diesel / Fuel Cost	-10%	15%
Labour Cost	-10%	15%
Cyanide Cost	-10%	15%
Mining Cost	-15%	15%
Processing Cost	-10%	10%
Administration Cost	-10%	40%

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22.6.3   Gold Price

The sensitivity of the Project economics to a variation in gold price is presented in Table 22.6.3_1 to illustrate the effect of gold price variation between $1,000/oz and $1,850/oz on the undiscounted project cashflow, discounted Project NPV and IRR (all on an after-tax basis).

Table 22.6.3_1 Esaase Gold Project Project Sensitivity to Gold Price
	%Variation in	Undiscounted	Project NPV
				Project IRR	Payback Period
Gold Price	Gold Price from	Project Cashflow	(Discounted at 5%)
				(%)	(Years)
	Base Case	($ M)	($ M)
1,000	-13%	30.57	(70.43)	1.25	8.78
1,050	-9%	143.07	10.65	5.54	7.50
1,100	-4%	255.57	91.74	9.46	5.81
1,150	---	364.88	170.67	13.04	4.73
1,200	4%	457.96	238.52	16.03	3.92
1,250	9%	551.03	305.91	18.89	3.44
1,300	13%	644.11	372.83	21.60	3.06
1,400	22%	830.26	506.38	26.77	2.55
1,500	30%	1,016.41	639.44	31.63	2.17
1,600	39%	1,202.56	772.3	36.27	1.87
1,700	48%	1,388.71	904.80	40.64	1.68
1,800	57%	1,574.86	1,037.29	44.89	1.51
1,850	61%	1,667.94	1,103.54	46.97	1.43

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23             ADJACENT PROPERTIES

There are a number of operating mines in proximity (<100km) to the Esaase Gold Project. They include gold deposits such as the Obuasi project operated by AngloGold Ashanti, and the Chirano Gold project that is being operated by Kinross Gold.

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24             OTHER RELEVANT DATA AND INFORMATION

All pertinent data and information are discussed in the previous sections and, as such, no other relevant data and information is presented in this section.

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25             INTERPRETATION AND CONCLUSIONS

25.1             Summary

Exploration, testwork and study work to date has indicated that the exploitation of the Project is economically viable.

Development of the Project will take an estimated 33 months from full project go-ahead to first gold production, followed by just over 10 years of process plant operations and one to two years of closure and rehabilitation activities. The Project is anticipated to recover 2.6Moz of gold at an average cash cost, inclusive of refining costs and royalties, of $772/oz.

A cashflow financial model developed for the Project as part of the PFS indicates after tax economics of:

■ An IRR of 13%,

■ A NPV, discounted at 5%, of $171 million, and

■ A capital payback period of 4.7 years.

Engineering and estimating undertaken to define the project scope and develop cost estimates is sufficient to support a PFS level of accuracy (±25%).

25.2   Risk and Opportunities

25.2.1   Introduction

A number of Project risks and opportunities have been identified during the course of the PFS. These have been consolidated into a preliminary register for review and resolution during the DFS.

Key risks and opportunities are discussed below.

25.2.2   Project Risks

The key risks that were identified, as well as any mitigation measures to counter those risks, are summarised in Table 25.2.2_1.

25.2.3   Project Opportunities

A number of opportunities that could improve the Project economics were identified and are summarised in Table 25.2.3_1.

25.3   Project Implementation

A preliminary Project implementation schedule has been developed during the PFS, with key milestone dates shown in Table 25.3_1.

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Table 25.2.2_1
Esaase Gold Project
Summary Project Risks

Identified Risk		Issue	Future Investigations / Mitigation Measure

1.	Pit encroachment within 500m of Esaase and Tetrem	Environmental issues including risk of fly rock.	Blast studies to quantify risk and determine pragmatic approach to minimise impact.

2.	Location of Low Grade stockpile adjacent to traditional forest area	Forest has high conservation value.	Move stockpile to site of backfilled south pit and/or reschedule mining to avoid requirement to stockpile.

3.	Proximity of development to local population centres	Environmental issues: dust, noise, loss of agricultural land.	Extensive community consultation required. Community funds and job creation.

4.	Disposal of site run-off and pit water	Possible net positive water balance and possible arsenic contamination.	Geochemical testing of materials and testing of aquifer to more accurately quantify water quality and balance.

5.	Loss of agricultural land	Delay permitting and / or site access while processing compensation claims.	Early community engagement. Possible identification of alternative farm land.

6.	Receipt of Environmental Permits	Timely review and approval by regulators.	Early engagement of regulators during the DFS phase.

Table 25.2.3_1
Esaase Gold Project
Summary Project Opportunities

Opportunity		Change Required	Future Work

1.	Extend mine life	Larger pit as gold price increases. Mining of satellite deposits in the B and D zones.	Potential to use a higher gold price for future pit optimisations.

2.	At high gold prices the increase in gold recovery justifies a finer grind size	Re-optimise grind size.	Examine impact of finer grind on Fresh variability samplesand re optimise for DFS.

3.	Lower operating costs by optimising spiral / regrind circuit	Possible cleaner spiral circuit.	Further testwork and consultation with spiral manufacturers.

4.	Lower crop compensation costs	Reconsider option of moving TSF to Jeni Concession.	Re-evaluate options available.

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Table 25.3_1
Esaase Gold Project
Project Implementation Milestone Dates

Milestone	Planned Date
Complete DFS	Q1 2012
Award EPCM contract	Q2 2012
Order long lead mining equipment	Q2 2012
Resolution of community agreements	Q3 2012
All permits in place	Q4 2012
Construction site access (camp & plant site)	Q4 2012
Commence TSF construction	Q2 2013
Commence mine preliminary works	Q2 2013
TSF ready for water storage	Q1 2014
Full HV power supply available	Q3 2014
Commence process plant commissioning	Q3 2014
Complete process plant commissioning	Q4 2014
First gold	Q4 2014

Project permitting is scheduled to be complete in 4Q 2012, triggering site access for commencement of construction. The permitting schedule is dependent on timely availability of the various engineering studies that form the 'Project description' on which the impact assessment will be undertaken, and mitigation and management measures developed. Baseline surveys and stakeholder consultation are proceeding in parallel with engineering work. A draft Environmental Impact Statement (EIS) document will be finalised (and submitted) when the site layout and project description is fully defined during the DFS. Preparation of the EIS and subsequent Environmental Protection Agency (EPA) approval is on the critical path for Project development.

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26             RECOMMENDATIONS

26.1             Introduction

On the basis of the results of the PFS, it is recommended that the Project proceeds to the DFS stage, in accordance with the future work plan outlined below.

It is envisaged that the Project development work can be undertaken on three interdependent fronts as listed below:

■ Activities associated with the DFS.

■ Activities associated with the EIS, project permitting and stakeholder consultation.

■ Early work in preparation for project implementation.

26.2   Definitive Feasibility Study

Work on the DFS has commenced with the major contributing consultants engaged and testwork and investigations identified as required for the DFS well advanced.

Early DFS activities will include two comprehensive reviews of the outcomes of the PFS as follows:

■ Review of identified risks and opportunities as outlined in Section 25.

■ Review of project scope following the presentation of the outcomes of the PFS to the Ghanaian regulatory authorities, predominantly the Environmental Protection Authority. This review will address any concerns expressed by the authorities to ensure that the basis for design adopted for the DFS is acceptable to the regulatory authorities, and facilitates the permitting process and the timelines envisioned for development of the project.

The following activities are recommended to allow completion of the DFS:

■ Additional metallurgical testwork.

☐ Variability testwork.

☐ Additional grind size optimisations.

☐ Spiral concentrate regrind size optimisation.

☐ Tunra materials handling characteristics testwork.

☐ Site water analysis and buffer curve determination.

☐ Additional settling and viscosity testwork on materials ground to the optimum grind size.

■ Condemnation drilling of plant and infrastructure sites.

■ Geotechnical investigations in relation to the pit and infrastructure sites.

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■ Site hydrogeological investigations and hydrogeological tests.

■ Site water management design.

■ Identification of potential borrow pit areas.

■ Kinetic testing of mine waste, tailings and stockpile material.

■ Discussions regarding securing connection to the high voltage (HV) national power grid (GRIDCo) and associated power supply contracts.

■ Environmental and socio-economic studies.

■ Community consultation activities and impact studies, including issues relating to cultural and archaeological sites.

■ Revision of crop compensation estimates.

■ Revision of closure cost estimates.

■ Optimisation and design relating to the open pit and mining infrastructure.

■ Optimisation and design relating to the process plant and infrastructure.

■ Activities relating to the granting of a MINCOM permit.

■ Activities relating to the submission of the EIS and granting of an environmental permit.

■ Activities related to the tender and award of an EPCM contract.

26.3   EIS and Project Permitting

Environmental and social baseline studies are underway and the preparation of the preliminary EIS will commence in October 2011, in parallel with commencement of discussions with the local communities regarding compensation and community agreements.

Permitting activities are targeted at the granting of the Mining and Environmental Permits in December 2012, to enable mobilisation of contractors for early site works to commence by the end of 2012.

The Project implementation as described in Section 25.3 is contingent on the permitting schedule adopted, which is aggressive. Keegan will need to actively manage progress to endeavour to achieve permitting in time for an early as possible commencement of site construction activities.

26.4   Preparation for Project Implementation

Appropriate preparations for project implementation have already commenced in a number of areas.

Keegan is in the process of expanding its project team both in Ghana and externally to ensure the appropriate structure and skills are in place to manage the implementation phase.

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Preliminary discussions have been held with engineering consultants regarding the future EPCM contract. The project development schedule currently foresees award of the EPCM contract in Q2 2012. To achieve this date it is recommended that the contract will be negotiated and terms agreed in principal in Q1 2012.

The Project requires connection to the Ghana national grid. Project briefings and discussions with GRIDCo regarding the scope and schedule of the works required to secure timely connection to the grid are on-going. It is recommended that this work is progressed with the aim to draft a memorandum of understanding, setting out the general requirements of the project and the responsibilities of the parties involved, ideally to be concluded before or by the time the DFS is completed.

It is recommended that Keegan self fund early design and procurement activities to avoid unnecessary delays between completion of the DFS and the availability of debt funding.

26.5   Budget

An eight months exploration and development program and budget for the Project has been developed. Anticipated expenditure for the eight month Project programs (US$) is detailed below in Table 26.5_1.

Table 26.5_1
Esaase Project
Esaase Project Proposed Eight Month Budget

Budget
Esaase Project Costs
US$ million
Feasibility: Studies & Engineering
Feasibility Engineering & Owner's Costs	5.0
Development Drilling	0.8
Owner's Team Logistics	0.7
HSEC & Permitting	2.0
Esaase Project Site (Ghana)	1.9
Legal and Regulatory	0.2
Subtotal	10.6
Contingency (10%)	1.1
Total	11.7

Total costing for the work recommended to be completed in the next eight months is estimated at approximately $11.7M

Coffey Mining considers that the proposed exploration and pre-development strategy is consistent with the potential of the Project. The proposed expenditure is also generally considered to be adequate to cover the cost of the proposed programs and the budgets are adequate to meet minimum statutory expenditure requirements.

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27             REFERENCES

The PFS investigated a wide range of aspects covering a number of specialised disciplines. As such, several experts participated in the PFS and a summary of the experts who contributed to the PFS is provided in Table 27_1.

Table 27.1_1
Esaase Gold Project
Summary of Experts

Discipline	Name	Company	Post Nominal
Geotechnical Review	Joe Cadman	Coffey Mining	BSc (Geol), MAusIMM
Hydro(geo)logical Review	Mike Hillman	Coffey Mining	MSc Eng,
Tailings Storage Facility	Chris Hogg	Coffey Mining	BSc Eng
B.A.Sc., (Mining and Mineral
Environmental Review	Graham Johnston	Keegan Resources Inc.
Process Engineering),P.Eng
Mineralogy	Giovanni Di Prisco	Terra Mineralogical Services	Ph.D. (Geol), P.Geo APGO

Several reports were issued covering the disciplines listed above and these were incorporated into the PFS report (see reference below) that was compiled by Lycopodium.

A list of references is provided below.

Innocent Akwayena of REM Law Consultancy (Feb 2011), Legal opinion of status of tenure associated with the Project

Central Intelligence Agency - World Factbook www.cia.gov/library/publications/the-world-factbook/geos/gh.html

Davis, D.W., Hirdes, W., Shaltegger, E., and Nunoo, 1994, U-Pb age constraints on deposition and provenance of Birimian and gold-bearing Tarkwaian sediments in Ghana, West Africa, Precambrian Research, v.67, pp.89-107.

Eisenlohr, B.N. (1989), The structural geology of Birimian and Tarkwaian rocks of southwest Ghana. Rep. Arch. BGR, 66pp.

Klipfel, P. (2009) Summary Geologic Report on the Esaase Property, Mineral Resource Services, Private Report for Keegan Resources Inc., 46 p.

Milesi, J.P., Ledru, P., Feybesse, J.L., Dommanget, A., and Marcoux, E., 1992, Early Proterozoic ore deposits and tectonics of the Birimian orogenic belt, West Africa, Precambrian Research, v. 58, pp. 305-344.

RSG Global Pty. Ltd. (May 2007), Esaase Gold Project - Structural Controls on Gold Mineralisation in the Esaase Project Area - Dr John V Smith.

RSG Global Pty. Ltd. (Jan - July 2007), Various Internal memorandums to Keegan - Beau Nicholls.

Lycopodium Minerals Pty Ltd (September 2011), Esaase Gold Project - Pre_Feasibility Study

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 28             DATE AND SIGNATURE PAGE

Coffey Mining Pty. Ltd.

Certificate of Qualified Person

I, Harry Warries, MSc (Mine Engineering), FAusIMM, do hereby certify that:

1. I am Manager Mining - Perth of Coffey Mining Pty. Ltd, 1162 Hay Street, West Perth, WA, 6005, Australia.

2. I am a graduate of Delft University of Technology, Holland, and hold and hold a Masters degree, majoring in Mine Engineering (1989).

3. I am a Fellow of the Australasian Institute of Mining and Metallurgy (FAusIMM, # 111318).

4. I am a practising mining engineer and have practiced my profession continuously since 1990. My relevant experience for the purpose of the Technical Report is:

☐ Operational experience on numerous mines in Western Australia.

☐ Mine planning experience on a large number of projects, including West Africa.

☐ Project manager for numerous feasibility studies, including projects in West Africa.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for Section 15 and Section 16 and jointly responsible for the preparation of Section 1 through to Section 3, as well as Section 18 through to Section 27 of the technical report entitled "Esaase Gold Project, Ghana - 43-101 Technical Report", with the effective date of 22th September 2011 and signed the 4th November 2011 (the "Technical Report") relating to the Esaase Gold Project. I have personally visited the Esaase Gold Project on two occasions, namely from 23 November 2010 to 27 November 2010 and from 2 May 2011 to 6 May 2011. As of the date of this certificate, to the best of my knowledge, information and belief, the Study contains all scientific and technical information that is required to be disclosed to make the Study not misleading.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Sections of the Technical Report set out above contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

[signed]
Harry Warries                                    MSc (Mining), (FAusIMM)
Manager Mining - Perth
Coffey Mining Pty Ltd.

Signed on the 4 November 2011

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Coffey Mining Pty Ltd
Certificate of Qualified Person

I, Brian Richard Wolfe, BSc Hons (Geology), MAIG, do hereby certify that:

1. I am a Principal Consultant Resources - Mining of Coffey Mining Pty Ltd, 1162 Hay Street, West Perth, Western Australia 6005, Australia.

2. I graduated with a degree from the National University of Ireland, Dublin, with a BSc Degree (Hons) in Geology (1992) and hold a Postgraduate Certificate in Geostatistics (2007).

3. I am a member of the Australian Institute of Geoscientists (MAIG, #4629 ).

4. I have worked as a Geologist for a total of 18 years since 1993. My relevant experience for the purpose of the Technical Report is:

☐ Working as an exploration geologist with a focus on Achaean and Proterozoic gold in Western Australia, Ghana and Cote d'Ivoire.

☐ Working as a mine geologist in Western Australia and numerous consulting assignments over a period of more than 6 years (again focussing on gold) for Australian and Canadian listed gold companies on projects in Africa, Australia, Europe and South America

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of Sections 4 to 12, 14 and 23 and jointly responsible for Section 1 to Section 3, Section 25 and Section 26 of the technical report entitled "Esaase Gold Project, Ghana - 43-101 Technical Report", with the effective date of 22th September 2011 and signed the 4th November 2011 (the "Technical Report") relating to the Esaase Gold Project. I have personally visited the Esaase Gold Project on four separate occasions between July 2008 and November 2010. The last visit in November 2010 was from 23 November 2010 to 27 November 2010.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Sections of the Technical Report set out above contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

[signed]
Brian Wolfe                                   B Sc Hons (Geol), (MAIG)
Principal Consultant
Coffey Mining Pty Ltd.

Signed on the 4 November 2011

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Lycopodium Minerals Pty Ltd
Certificate of Qualified Person

I, Christopher Gorden Waller, B.App.Sc (Applied Chemistry), MAusIMM (CP), do hereby certify that:

1. I am Manager of Studies with Lycopodium Minerals Pty Ltd. My office address is Level 5, 1 Adelaide Terrace, East Perth, Western Australia 6004.

2. I am a graduate of the South Australian Institute of Technology (now the University of South Australia) in 1978 with a Bachelor of Applied Science degree in Applied Chemistry.

3. I am a Chartered Professional (CP) Member of the Australasian Institute of Mining and Metallurgy, (MAusIMM - CP, #101899).

4. I have worked as a metallurgical engineer for a total of 33 years since my graduation. My relevant experience for the purpose of the Technical Report is:

☐ Senior operational roles to the level of resident General Manager with mining operations in Zambia, Ghana, Mauritania, Uganda and Australia.

☐ Feasibility Study Manager for multiple studies, up to and including definitive feasibility studies, for proposed mining operations in Africa (including Tanzania), Asia and Australia.

☐ Manager of Studies for Lycopodium Minerals Pty Ltd for five years.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for Section 13 and Section 17 and jointly responsible for the preparation of Section 1 through to Section 3, as well as Section 18 through to Section 27 of the technical report entitled "Esaase Gold Project, Ghana - 43-101 Technical Report", with the effective date of 22th September 2011 and signed the 4th November 2011 (the "Technical Report") relating to the Esaase Gold Project. I have personally visited the Esaase Gold Project on two occasions, namely from 23 November 2010 to 27 November 2010 and from 2 May 2011 to 6 May 2011. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Sections of the Technical Report set out above contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

[signed]
Christopher Waller                                           B App Sc (Applied Chemistry),
Manager Studies                                                MAusIMM (CP)
Lycopodium Minerals Pty Ltd

Signed on the 4 November 2011

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Appendix A

QAQC Analysis
_____________

Blind Standards
SGS

Summary
(Standard: CDN-BL-3)

Standard:	CDN-BL-3		No of Analyses:	150
Element:	Au ppm		Minimum:	0.005
Units:			Maximum:	0.150
Detection Limit:			Mean:	0.017
Expected Value (EV):	0.010		Std Deviation:	0.021
E.V. Range:	0.009 to 0.011		% in Tolerance	30.000 %
			% Bias	71.333 %
			% RSD	123.000 %

Standard Control Plot
(Standard: CDN-BL-3)
Au_FINAL (g/t)
0.15
0.10
0.05
0.00
-0.05
14-Nov-2007
07-Dec-2007
26-Dec-2007
08-Jan-2008
01-Feb-2008
28-Feb-2008
10-Mar-2008
14-May-2008
05-Jun-2008
05-Jul-2008
14-Jul-2008
05-Aug-2008
15-Sep-2008
07-Nov-2008
RETURNDATE
Au_FINAL
Mean of Au_FINAL = 0.017
Expected Value = 0.010
1 Std Deviation
EV Range (0.009 to 0.011)
2 Std Deviations

Cumulative Deviation from Assay Mean
(Standard: CDN-BL-3)
Cumulative Sum of Au_FINAL - Mean (g/t)
0.5
0.4
0.3
0.2
0.1
0.0
RETURNDATE
Au_FINAL
Mean of Cumulative Sum of Au_FINAL - Mean (g/t) = 0.212

Cumulative Deviation from Expected Value
(Standard: CDN-BL-3)
Cumulative Sum of Au_FINAL - Expected Value (g
1.2
1.0
0.8
0.6
0.4
0.2
0.0
RETURNDATE
Au_FINAL
Mean of Cumulative Sum of Au_FINAL - Expected Value (g/t) = 0.750

Printed: 25-Mar-2009 15:14:01 Data Imported: 25-Feb-2009 14:53:40 Page 1

Appendix A - QAQC Analysis	Page 1

Blind Standards
SGS

Appendix A - QAQC Analysis	Page 2

Blind Standards
SGS

Appendix A - QAQC Analysis	Page 3

Blind Standards
SGS

Appendix A - QAQC Analysis	Page 4

Blind Standards
SGS

Appendix A - QAQC Analysis	Page 5

Blind Standards
SGS

Appendix A - QAQC Analysis	Page 6

Blind Standards
SGS

Appendix A - QAQC Analysis	Page 7

Blind Standards
SGS

Appendix A - QAQC Analysis	Page 8

Blind Standards
SGS

Appendix A - QAQC Analysis	Page 9

Blind Standards
SGS

Appendix A - QAQC Analysis	Page 10

Blind Standards
SGS

Appendix A - QAQC Analysis	Page 11

Blind Standards
SGS

Appendix A - QAQC Analysis	Page 12

Blind Standards
SGS

Appendix A - QAQC Analysis	Page 13

Blind Standards
SGS

Appendix A - QAQC Analysis	Page 14

Blind Standards
TWL

Appendix A - QAQC Analysis	Page 15

Blind Standards
TWL

Appendix A - QAQC Analysis	Page 16

Blind Standards
TWL

Summary
(Standard: CDN-GS-1C)

Standard:	CDN-GS-1C	No of Analyses:	246
Element:	Au ppm	Minimum:	0.91
Units:		Maximum:	1.19
Detection Limit:		Mean:	1.04
Expected Value (EV):	0.99	Std Deviation:	0.05
E.V. Range:	0.89 to 1.09	% in Tolerance	82.93 %
		% Bias	4.94 %
		% RSD	4.46 %

Standard Control Plot
(Standard: CDN-GS-1C)

Au_FINAL (g/t)
RETURNDATE
Au_FINAL
Mean of Au_FINAL = 1.04
Expected Value = 0.99
1 Std Deviation
EV Range (0.89 to 1.09)
2 Std Deviations

Cumulative Deviation from Assay Mean
(Standard: CDN-GS-1C)

Cumulative Sum of Au_FINAL - Mean (g/t)
RETURNDATE
Au_FINAL
Mean of Cumulative Sum of Au_FINAL - Mean (g/t) = 0.34

Cumulative Deviation from Expected Value
(Standard: CDN-GS-1C)

Cumulative Sum of Au_FINAL - Expected Value (g
RETURNDATE
Au_FINAL
Mean of Cumulative Sum of Au_FINAL - Expected Value (g/t) = 6.38

Printed: 26-Mar-2009 08:52:49 Data Imported: 25-Feb-2009 14:44:50 Page 1

Appendix A - QAQC Analysis	Page 17

Blind Standards
TWL

Summary
(Standard: CDN-GS-30A)

Standard:	CDN-GS-30A	No of Analyses:	27
Element:	Au ppm	Minimum:	33.53
Units:		Maximum:	41.05
Detection Limit:		Mean:	36.10
Expected Value (EV):	35.25	Std Deviation:	1.67
E.V. Range:	31.73 to 38.78	% in Tolerance	88.89 %
		% Bias	2.42 %
		% RSD	4.64 %

Standard Control Plot
(Standard: CDN-GS-30A)
Au_FINAL (g/t)
RETURNDATE
Au_FINAL
Mean of Au_FINAL = 36.10
Expected Value = 35.25
1 Std Deviation
EV Range (31.73 to 38.78)
2 Std Deviations

Cumulative Deviation from Assay Mean
(Standard: CDN-GS-30A)
Cumulative Sum of Au_FINAL - Mean (g/t)
RETURNDATE
Au_FINAL
Mean of Cumulative Sum of Au_FINAL - Mean (g/t) = -1.50

Cumulative Deviation from Expected Value
(Standard: CDN-GS-30A)
RETURNDATE
Au_FINAL
Mean of Cumulative Sum of Au_FINAL - Expected Value (g/t) = 10.46

Printed: 26-Mar-2009 08:55:06 Data Imported: 25-Feb-2009 14:44:50 Page 1

Appendix A - QAQC Analysis	Page 18

Blind Standards
TWL

Appendix A - QAQC Analysis	Page 19

Blind Standards
TWL

Appendix A - QAQC Analysis	Page 20

Blind Standards
TWL

Appendix A - QAQC Analysis	Page 21

Blind Standards
TWL

Appendix A - QAQC Analysis	Page 22

Blind Standards
TWL

Appendix A - QAQC Analysis	Page 23

Blind Standards
TWL

Appendix A - QAQC Analysis	Page 24

Blind Standards
TWL

Appendix A - QAQC Analysis	Page 25

Blind Standards
TWL

Appendix A - QAQC Analysis	Page 26

Blind Standards
TWL

Appendix A - QAQC Analysis	Page 27

Blind Standards
TWL

Appendix A - QAQC Analysis	Page 28

Blind Standards
TWL

Appendix A - QAQC Analysis	Page 29

Blind Standards
TWL

Appendix A - QAQC Analysis	Page 30

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 31

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 32

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 33

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 34

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 35

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 36

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 37

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 38

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 39

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 40

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 41

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 42

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 43

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 44

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 45

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 46

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 47

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 48

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 49

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 50

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 51

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 52

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 53

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 54

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 55

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 56

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 57

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 58

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 59

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 60

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 61

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 62

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 63

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 64

Blind Standards
ALS

Appendix A - QAQC Analysis	Page 65

Duplicate Split
(Second Split after 3mm Crushing Stage)

Appendix A - QAQC Analysis	Page 66

Duplicate Split
(Second Split after 3mm Crushing Stage)

LABDUP ALS Pulverised Stage RC
(RC)

	Primary_Element	Secondary	Units			Result
No. Pairs:	538	538			Pearson CC:	0.96
Minimum:	0.11	0.11	g/t		Spearman CC:	0.97
Maximum:	4.85	4.89	g/t		Mean HARD:	5.51
Mean:	0.76	0.75	g/t		Median HARD:	1.92
Median	0.41	0.39	g/t			
Std. Deviation:	0.84	0.84	g/t		Mean HRD:	1.18
Coefficient of Variation:	1.09	1.12			Median HRD	0.00

Mean vs. HARD Plot
(RC)

HARD (%)
Mean of Data Pair (g/t)
Mean HARD: 5.51
Median HARD: 1.92
Precision: 20%

Rank HARD Plot
(RC)

HARD (%)
93.12% of data are within Precision limits
Rank (%)
Precision: 20%

HRD Histogram
(RC)

Frequency (%)
HRD (/100)
Mean HRD: 1.18
Median HRD: 0.00
Precision: +/-20.00%

Mean vs. HRD Plot
(RC)

HRD (%)
Mean of Data Pair (g/t)
Mean HRD: 1.18
Median HRD: 0.00
Precision: +/-20%

T & H Precision Plot (Assay Pairs)
(RC)

Absolute Difference (g/t)
Mean of Data Pair (g/t)
10%
20%
30%
50%

T & H Precision Plot (Grouped Pairs)
(RC)

Median AD (g/t)
Grouped Mean of Pair (g/t)
10%
20%
30%
50%

Correlation Plot
(RC)

Secondary (g/t)
Primary_Element (g/t)
P.CC= 0.96 S.CC= 0.97
y = 0.96x + 0.02
Ref. Line

QQ Plot
(RC)

Secondary (g/t)
Primary_Element (g/t)
Ref. Line
y = 1.00x -0.01

Printed: 12-Aug-2011 11:42:11 Data Imported: 12-Aug-2011 11:25:46 Page 1

Appendix A - QAQC Analysis	Page 67

Duplicate Split
(Second Split after 3mm Crushing Stage)

Appendix A - QAQC Analysis	Page 68

Duplicate Split
(Second Split after 3mm Crushing Stage)

Appendix A - QAQC Analysis	Page 69

Duplicate Repeats

Appendix A - QAQC Analysis	Page 70

Duplicate Repeats

Appendix A - QAQC Analysis	Page 71

Pulp Re-Assay RC Samples

Summary
(TWL PF Pulv)

	Assay1	Assay2	Units			Result
No. Pairs:	1,615	1,615			Pearson CC:	0.98
Minimum:	0.10	0.10	g/t		Spearman CC:	1.00
Maximum:	214.32	177.68	g/t		Mean HARD:	4.68
Mean:	3.76	3.66	g/t		Median HARD:	3.70
Median	1.33	1.37	g/t			
Std. Deviation:	10.49	9.39	g/t		Mean HRD:	-0.50
Coefficient of Variation:	2.79	2.56			Median HRD	0.00

Mean vs. HARD Plot
(TWL PF Pulv)

HARD (%)
Mean of Data Pair (g/t)
Mean HARD: 4.68
Precision: 10%
Median HARD: 3.70

Rank HARD Plot
(TWL PF Pulv)

HARD (%)
90.03% of data are within Precision limits
Rank (%)
Precision: 10%

HRD Histogram
(TWL PF Pulv)

Frequency (%)
HRD (/100)
Mean HRD: -0.50
Precision: +/-10%
Median HRD: 0.00

Mean vs. HRD Plot
(TWL PF Pulv)

HRD (%)
Mean of Data Pair (g/t)
Mean HRD: -0.50
Precision: +/-10%
Median HRD: 0.00

T & H Precision Plot (Assay Pairs)
(TWL PF Pulv)

Absolute Difference (g/t)
Mean of Data Pair (g/t)
10%
20%
30%
50%

T & H Precision Plot (Grouped Pairs)
(TWL PF Pulv)

Median AD (g/t)
Grouped Mean of Pair (g/t)
10%
20%
30%
50%

Correlation Plot
(TWL PF Pulv)

Assay2 (g/t)
Assay1 (g/t)
P.CC= 0.98 S.CC= 1.00
Ref. Line
y = 0.88x + 0.35

QQ Plot
(TWL PF Pulv)

Assay2 (g/t)
Assay1 (g/t)
Ref. Line
y = 0.89x + 0.32

Printed: 27-Mar-2009 16:25:43 Data Imported: 26-Feb-2009 12:10:58 Page 1

Appendix A - QAQC Analysis	Page 72

TWL Pulp Check Repeats Drill Core

Summary
(Drill Core)

	Au1_TWL(ppm)	AuR1_TWL(ppm)	Units			Result
No. Pairs:	265	265			Pearson CC:	0.986
Minimum:	0.100	0.100	g/t		Spearman CC:	0.996
Maximum:	70.800	61.960	g/t		Mean HARD:	4.954
Mean:	3.094	3.070	g/t		Median HARD:	4.065
Median	1.100	1.140	g/t			
Std. Deviation:	6.357	6.123	g/t		Mean HRD:	-0.016
Coefficient of Variation:	2.055	1.994			Median HRD	0.000

Mean vs. HARD Plot (Drill Core)

HARD (%)
Mean of Data Pair (g/t)
Mean HARD: 4.954
Median HARD: 4.065
Precision: 10%

Rank HARD Plot (Drill Core)

87.925% of data are within Precision limits
HARD (%)
Rank (%)
Precision: 10%

HRD Histogram (Drill Core)

Frequency (%)
HRD (/100)
Mean HRD: -0.016
Median HRD: 0.000
Precision: +/-10%

Mean vs. HRD Plot (Drill Core)

HRD (%)
Mean of Data Pair (g/t)
Mean HRD: -0.016
Median HRD: 0.000
Precision: +/-10%

T & H Precision Plot (Assay Pairs) (Drill Core)

Absolute Difference (g/t)
Mean of Data Pair (g/t)
10%
20%
30%
50%

T & H Precision Plot (Grouped Pairs) (Drill Core)

Median AD (g/t)
Grouped Mean of Pair (g/t)
10%
20%
30%
50%

Correlation Plot (Drill Core)

AuR1_TWL(ppm) (g/t)
Au1_TWL(ppm) (g/t)
P.CC= 0.986 S.CC= 0.996
Ref. Line
y = 0.949x + 0.133

QQ Plot (Drill Core)

AuR1_TWL(ppm) (g/t)
Au1_TWL(ppm) (g/t)
Ref. Line
y = 0.958x + 0.107

Printed: 07-Nov-2007 14:52:21 Data Imported: 06-Nov-2007 16:13:11 Page 1

Appendix A - QAQC Analysis	Page 73

TWL Pulp Check Repeats RC Chips

Appendix A - QAQC Analysis	Page 74

Replicate Split – Random Repeat Assay

Appendix A - QAQC Analysis	Page 75

Replicate Split – Random Repeat Assay

Appendix A - QAQC Analysis	Page 76

Replicate Assay – Random Repeat

LABREP ALS DC
(DC)

	Primary_Element	Secondary	Units			Result
No. Pairs:	1,454	1,454			Pearson CC:	0.89
Minimum:	0.11	0.11	g/t		Spearman CC:	0.91
Maximum:	4.92	4.99	g/t		Mean HARD:	12.27
Mean:	1.44	1.37	g/t		Median HARD:	7.56
Median	1.17	1.07	g/t			
Std. Deviation:	1.11	1.12	g/t		Mean HRD:	4.06
Coefficient of Variation:	0.77	0.82			Median HRD	1.86

Mean vs. HARD Plot
(DC)

HARD (%)
Mean of Data Pair (g/t)
Mean HARD: 12.27
Median HARD: 7.56
Precision: 20%

Rank HARD Plot
(DC)

82.46% of data are within Precision limits
HARD (%)
Rank (%)
Precision: 20%

HRD Histogram
(DC)

Frequency (%)
HRD (/100)
Mean HRD: 4.06
Median HRD: 1.86
Precision: +/-20.00%

Mean vs. HRD Plot
(DC)

HRD (%)
Mean of Data Pair (g/t)
Mean HRD: 4.06
Median HRD: 1.86
Precision: +/-20%

T & H Precision Plot (Assay Pairs)
(DC)

Absolute Difference (g/t)
Mean of Data Pair (g/t)
10%
20%
30%
50%

T & H Precision Plot (Grouped Pairs)
(DC)

Median AD (g/t)
Grouped Mean of Pair (g/t)
10%
20%
30%
50%

Correlation Plot
(DC)

Secondary (g/t)
Primary_Element (g/t)
P.CC= 0.89 S.CC= 0.91
y = 0.90x + 0.08
Ref. Line

QQ Plot
(DC)

Secondary (g/t)
Primary_Element (g/t)
Ref. Line
y = 1.00x -0.08

Printed: 12-Aug-2011 11:49:48 Data Imported: 12-Aug-2011 11:45:42 Page 1

Appendix A - QAQC Analysis	Page 77

Replicate Assay – Random Repeat

Appendix A - QAQC Analysis	Page 78

Pulp Respray – RC Samples

Appendix A - QAQC Analysis	Page 79

Field Duplicates

Appendix A - QAQC Analysis	Page 80

Field Duplicates

Appendix A - QAQC Analysis	Page 81

Field Duplicates

Appendix A - QAQC Analysis	Page 82

Field Duplicates

Appendix A - QAQC Analysis	Page 83

Field Duplicates

Appendix A - QAQC Analysis	Page 84

Field Duplicates

Appendix A - QAQC Analysis	Page 85

ALS Intra Batch Analysis

Appendix A - QAQC Analysis	Page 86

ALS Intra Batch Analysis

Appendix A - QAQC Analysis	Page 87

Umpire Analysis

Appendix A - QAQC Analysis	Page 88

Umpire Analysis

Appendix A - QAQC Analysis	Page 89

Umpire Analysis

Appendix A - QAQC Analysis	Page 90

Umpire Analysis

Appendix A - QAQC Analysis	Page 91

Umpire Analysis

Appendix A - QAQC Analysis	Page 92

Umpire Analysis

Appendix A - QAQC Analysis	Page 93

Appendix B

Variography
_____________

Zone 100
Grade Variogram

Appendix B - Variography	Page: 1

Zone 100
Indicator Variogram (Correlogram)

Appendix B - Variography	Page: 2

Zone 100
Indicator Variogram (Correlogram)

Appendix B - Variography	Page: 3

Zone 100
Indicator Variogram (Correlogram)

Appendix B - Variography	Page: 4

Zone 100
Indicator Variogram (Correlogram)

Appendix B - Variography	Page: 5

Zone 100
Indicator Variogram (Correlogram)

Appendix B - Variography	Page: 6

Zone 100
Indicator Variogram (Correlogram)

Appendix B - Variography	Page: 7

Zone 100
Indicator Variogram (Correlogram)

Appendix B - Variography	Page: 8

Zone 200
Grade Variogram

Appendix B - Variography	Page: 9

Zone 200
Indicator Variogram (Correlogram)

Appendix B - Variography	Page: 10

Zone 200
Indicator Variogram (Correlogram)

Appendix B - Variography	Page: 11

Zone 200
Indicator Variogram (Correlogram)

Appendix B - Variography	Page: 12

Zone 200
Indicator Variogram (Correlogram)

Appendix B - Variography	Page: 13

Zone 200
Indicator Variogram (Correlogram)

Appendix B - Variography	Page: 14

Zone 200
Indicator Variogram (Correlogram)

Appendix B - Variography	Page: 15

Zone 200
Indicator Variogram (Correlogram)

Appendix B - Variography	Page: 16

Zone 300
Grade Variogram (Correlogram)

Appendix B - Variography	Page: 17

Zone 401, 402, 403
Grade Variogram

Appendix B - Variography	Page: 18

Zone 500
Indicator Variogram (Correlogram)

Appendix B - Variography	Page: 19

Appendix C

Grade Tonnage Reporting
__________________________

Table C1
Esaase Gold Project
Global Estimate
Multiple Indicator Kriging Estimate
(8mE x 10mN x 5mRL Selective Mining Unit), with
Ordinary Kriging Estimate
(20mE x 20mN x 10mRL and 20mE x 40mN x 10mRL Parent Cells)

Lower Cutoff Grade	Tonnes	Average Grade	Ounces
(g/t Au)	(Mt)	(g/t Au)	(Kozs)
0.3	5.34	1.2	200
0.4	5.03	1.2	196
0.5	4.66	1.3	191
0.6	4.21	1.4	183
Measured
0.7	3.73	1.4	173
0.8	3.26	1.5	162
0.9	2.83	1.7	150
1	2.44	1.8	139
0.3	102.90	1.1	3,543
0.4	93.71	1.1	3,441
0.5	83.03	1.2	3,288
0.6	72.04	1.3	3,096
Indicated
0.7	61.67	1.5	2,882
0.8	52.51	1.6	2,663
0.9	44.72	1.7	2,451
1.0	38.14	1.8	2,251
0.3	50.04	1.0	1,598
0.4	45.90	1.1	1,553
0.5	40.54	1.1	1,476
0.6	34.82	1.2	1,375
Inferred
0.7	29.39	1.3	1,262
0.8	24.79	1.4	1,153
0.9	20.61	1.6	1,039
1.0	17.12	1.7	932

Note that in all tables appropriate rounding has been applied and that calculations drawing on data in these tables may not add up.

Appendix C - Grade Tonnage Reporting	Page: 1

Table C2
Esaase Gold Project
Multiple Indicator Kriging Estimate
(8mE x 10mN x 5mRL Selective Mining Unit)
Main and South Zone (100, 200)

Lower Cutoff Grade	Tonnes	Average Grade	Ounces
(g/t Au)	(Mt)	(g/t Au)	(Kozs)
0.3	5.34	1.2	200
0.4	5.03	1.2	196
0.5	4.66	1.3	191
0.6	4.21	1.4	183
Measured
0.7	3.73	1.4	173
0.8	3.26	1.5	162
0.9	2.83	1.7	150
1	2.44	1.8	139
0.3	99.29	1.1	3,401
0.4	90.14	1.1	3,299
0.5	79.64	1.2	3,150
0.6	68.91	1.3	2,962
Indicated
0.7	58.80	1.5	2,753
0.8	49.93	1.6	2,541
0.9	42.29	1.7	2,333
1	35.94	1.9	2,141
0.3	29.38	1.1	1,032
0.4	27.06	1.2	1,007
0.5	24.52	1.2	971
0.6	21.76	1.3	923
Inferred
0.7	18.90	1.4	864
0.8	16.31	1.5	802
0.9	13.89	1.6	736
1	11.73	1.8	670

Note that in all tables appropriate rounding has been applied and that calculations drawing on data in these tables may not add up.

Appendix C - Grade Tonnage Reporting	Page: 2

Table C3
Esaase Gold Project
Ordinary Kriging Estimate
(20mE x 20mN x 10mRL and 20mE x 40mN x 10mRL Parent Cells)
North Zone, D Zone, B Zone

Lower Cutoff Grade	Tonnes	Average Grade	Ounces
(g/t Au)	(Mt)	(g/t Au)	(Kozs)
0.3	3.60	1.2	142
0.4	3.57	1.2	141
0.5	3.39	1.3	139
0.6	3.13	1.3	134
Indicated
0.7	2.87	1.4	129
0.8	2.59	1.5	122
0.9	2.43	1.5	118
1	2.20	1.6	110
0.3	20.66	0.9	566
0.4	18.83	0.9	546
0.5	16.03	1.0	505
0.6	13.07	1.1	452
Inferred
0.7	10.49	1.2	399
0.8	8.48	1.3	352
0.9	6.72	1.4	303
1	5.39	1.5	262

Table C4
Esaase Gold Project
Ordinary Kriging Estimate
(20mE x 20mN x 10mRL Parent Cell)
D Zone (401, 402, 403)

Lower Cutoff Grade	Tonnes	Average Grade	Ounces
(g/t Au)	(Mt)	(g/t Au)	(Kozs)
0.3	1.90	1.1	67
0.4	1.88	1.1	67
0.5	1.77	1.2	65
0.6	1.58	1.2	62
Indicated
0.7	1.41	1.3	59
0.8	1.23	1.4	54
0.9	1.13	1.4	52
1	0.98	1.5	47
0.3	3.76	0.9	111
0.4	3.49	1.0	108
0.5	3.12	1.0	103
0.6	2.73	1.1	96
Inferred
0.7	2.40	1.2	89
0.8	2.21	1.2	84
0.9	1.80	1.3	73
1	1.48	1.3	64

Note that in all tables appropriate rounding has been applied and that calculations drawing on data in these tables may not add up.

Appendix C - Grade Tonnage Reporting	Page: 3

Table C5
Esaase Gold Project
Ordinary Kriging Estimate
(20mE x 40mN x 10mRL Parent Cell)
B Zone (500)

Lower Cutoff Grade	Tonnes	Average Grade	Ounces
(g/t Au)	(Mt)	(g/t Au)	(Kozs)
0.3	-	-	-
0.4	-	-	-
0.5	-	-	-
0.6	-	-	-
Indicated
0.7	-	-	-
0.8	-	-	-
0.9	-	-	-
1	-	-	-
0.3	13.91	0.7	295
0.4	12.35	0.7	278
0.5	9.92	0.8	242
0.6	7.39	0.8	197
Inferred
0.7	5.20	0.9	152
0.8	3.47	1.0	111
0.9	2.18	1.1	76
1	1.30	1.2	49

Table C6
Esaase Gold Project
Ordinary Kriging Estimate
(20mE x 20mN x 10mRL Parent Cell)
North Zone (300)

Lower Cutoff Grade	Tonnes	Average Grade	Ounces
(g/t Au)	(Mt)	(g/t Au)	(Kozs)
0.3	1.70	1.4	74
0.4	1.69	1.4	74
0.5	1.62	1.4	73
0.6	1.54	1.4	72
Indicated
0.7	1.46	1.5	70
0.8	1.36	1.5	68
0.9	1.30	1.6	66
1	1.22	1.6	64
0.3	3.00	1.7	160
0.4	3.00	1.7	160
0.5	2.98	1.7	159
0.6	2.94	1.7	159
Inferred
0.7	2.89	1.7	158
0.8	2.81	1.7	156
0.9	2.73	1.7	154
1	2.60	1.8	150

Note that in all tables appropriate rounding has been applied and that calculations drawing on data in these tables may not add up.

Appendix C - Grade Tonnage Reporting	Page: 4

Appendix D

Drillhole Twin Analysis
_________________________

Drillhole Twin Analysis

Project Twin Holes
Grade (g/t)
-5 -3 -1 1 3 5
0 20 40 60 80 100 120 140 160
Downhole Depth (m)
Original Hole
KERC272
Twin Hole
KEDD251
Gold (g/t)
Distance Apart (m)
0 10 20 30 40 50
Separation Distance (m)

Project Twin Holes
Grade (g/t)
-5 -4 -3 -2 -1 0 1 2 3 4 5
0 20 40 60 80 100 120 140 160
Downhole Depth (m)
Twin Hole
KEDD332
Gold (g/t)
Distance Apart (m)
Original Hole
KERC042
0 5 10 15 20 25 30 35 40 45 50
Separation Distance (m)

Appendix D - Drillhole Twin Analysis	Page: 1

Drillhole Twin Analysis

Project Twin Holes
Grade (g/t)
-5
-3
-1
1
3
5
Original Hole
KERC019
Twin Hole
KEDD291
Downhole Depth (m)
0
20
40
60
80
100
120
Gold (g/t)
Distance Apart (m)
0
10
20
30
40
50
Separation Distance (m)

Project Twin Holes
Grade (g/t)
-5
-3
-1
1
3
5
Original Hole
KERC004
Twin Hole
KEDD297
Downhole Depth (m)
0
20
40
60
80
100
120
140
Gold (g/t)
Distance Apart (m)
0
10
20
30
40
50
Separation Distance (m)

Appendix D - Drillhole Twin Analysis	Page: 2